  As filed with the Securities and Exchange Commission on January 18, 2002.
                                                          File No. 333-72042
                                                                   811-10559

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933    [X]

         Pre-Effective Amendment No.  1                               [X]
                                    -----
         Post-Effective Amendment No.                                 [ ]
                                     ------

      REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 [X]

         Amendment No.  1                                             [X]
                      -----


                         HARTFORD LIFE INSURANCE COMPANY
                            SEPARATE ACCOUNT ELEVEN
                           (Exact Name of Registrant)

                         HARTFORD LIFE INSURANCE COMPANY
                               (Name of Depositor)

                                  P.O. BOX 2999
                             HARTFORD, CT 06104-2999
                   (Address of Depositor's Principal Offices)

                                 (860) 843-6733
               (Depositor's Telephone Number, Including Area Code)

                               MARIANNE O'DOHERTY
                         HARTFORD LIFE INSURANCE COMPANY
                                  P.O. BOX 2999
                             HARTFORD, CT 06104-2999
                     (Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the registration statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the registration shall become effective on such date as the Commission, acting pursuant to
Section 8(a), may determine.

                                 Part A

     HARTFORD
     LIFE INSURANCE COMPANY
     GROUP VARIABLE CONTRACTS                                            [LOGO]
     SEPARATE ACCOUNT ELEVEN

   This Prospectus describes information you should know before you purchase or become a Participant under a group variable annuity contract (the "Contract" or "Contracts"). Please read it carefully.

   Hartford Life Insurance Company issues the Contracts for use in certain retirement programs adopted according to the Internal Revenue Code. The Contracts are available to Employers with at least $1 million of aggregate Participant Accounts at the time of purchase.

   You or your Employer allocate your plan Contribution to "Sub-Accounts." Sub-Accounts are subdivisions of one of our Separate Accounts that we establish to keep your Contributions separate from our company assets. The Sub-Accounts purchase shares of mutual funds that have investment strategies ranging from conservative to aggressive. You choose the Sub-Accounts that meet your investment goals and risk tolerance.

   Depending on which Sub-Accounts you select, the underlying mutual funds may be retail mutual funds that are available to the public, or mutual funds that are only available to insurance company separate accounts. Because your Contributions purchase Sub-Accounts, you do not invest directly in any of the mutual funds. The Sub-Accounts available under the Contract are listed below.

   The following Sub-Accounts purchase shares of retail mutual funds:


     - American Century Equity Income Fund Sub-Account which purchases Adviser shares of Equity Income Fund of American Century Capital Portfolios, Inc. ("American Century Equity Income Fund")



     - Dreyfus LifeTime Growth Portfolio Sub-Account which purchases Investors shares of the Growth Portfolio of Dreyfus LifeTime Portfolios, Inc. ("Dreyfus LifeTime Growth Portfolio")



     - Dreyfus LifeTime Growth and Income Portfolio Sub-Account which purchases Investors shares of the Growth and Income Portfolio of Dreyfus LifeTime Portfolios, Inc. ("Dreyfus LifeTime Growth and Income Portfolio")



     - Dreyfus LifeTime Income Portfolio Sub-Account which purchases Investors shares of the Income Portfolio of Dreyfus LifeTime Portfolios, Inc. ("Dreyfus LifeTime Income Portfolio")



     - Dreyfus Premier Core Bond Fund Sub-Account which purchases Class A shares of Dreyfus Premier Core Bond Fund



     - Franklin Balance Sheet Investment Fund Sub-Account which purchases
       Class A shares of Franklin Balance Sheet Investment Fund of the Franklin Value Investors Trust



     - Franklin Small-Mid Cap Growth Fund Sub-Account which purchases Class A shares of the Franklin Small-Mid Cap Growth Fund of the Franklin Strategic Series



     - Franklin Mutual Shares Fund Sub-Account which purchases Class A shares of Mutual Shares Fund of the Franklin Mutual Series Fund, Inc. ("Franklin Mutual Shares Securities Fund")



     - Invesco Financial Services Fund Sub-Account which purchases Investor Class shares of Invesco Financial Services Fund of the Invesco Sector Funds, Inc.



     - Invesco Leisure Fund Sub-Account which purchases Investor Class shares of Invesco Leisure Fund of the Invesco Sector Funds, Inc.



     - Invesco Small Company Growth Fund Sub-Account which purchases Investor Class shares of Invesco Small Company Growth Fund of the Invesco Sector Funds, Inc.



     - Invesco Technology Fund Sub-Account which purchases Investor Class shares of Invesco Technology Fund of the Invesco Sector Funds, Inc.



     - Invesco Telecommunications Fund Sub-Account which purchases Investor Class shares of Invesco Telecommunications Fund of the Invesco Sector Funds, Inc.



     - Janus Adviser Capital Appreciation Fund Sub-Account which purchases shares of Janus Adviser Capital Appreciation Fund of the Janus Adviser Series



     - Janus Adviser International Fund Sub-Account which purchases shares of Janus Adviser International Fund of the Janus Adviser Series



     - Janus Adviser Worldwide Fund Sub-Account which purchases shares of Janus Adviser Worldwide Fund of the Janus Adviser Series

     - John Hancock Small Cap Value Fund Sub-Account which purchases Class A shares of Small Cap Value Fund of John Hancock Equity Funds ("John Hancock Small Cap Value Fund")



     - Massachusetts Investors Growth Stock Fund Sub-Account which purchases Class A shares of Massachusetts Investors Growth Stock Fund



     - MFS Capital Opportunities Fund Sub-Account which purchases Class A shares of MFS-Registered Trademark- Capital Opportunities Fund



     - MFS High Income Fund Sub-Account which purchases Class A shares of MFS-Registered Trademark- High Income Fund



     - MFS Mid Cap Growth Fund Sub-Account which purchases Class A shares of MFS-Registered Trademark- Mid Cap Growth Fund



     - MFS Utilities Fund Sub-Account which purchases Class A shares of MFS-Registered Trademark- Utilities Fund



     - MFS Value Fund Sub-Account which purchases Class A shares of MFS-Registered Trademark- Value Fund



     - Oppenheimer Capital Appreciation Fund Sub-Account which purchases Class A shares of Oppenheimer Capital Appreciation Fund



     - Oppenheimer Global Fund Sub-Account which purchases Class A shares of Oppenheimer Global Fund



     - Templeton Foreign Fund Sub-Account which purchases Class A shares of Templeton Foreign Fund of the Templeton Funds, Inc.



     - Van Kampen Equity Income Fund Sub-Account which purchases Class A shares of Van Kampen Equity Income Fund


   The following Sub-Accounts purchase shares of mutual funds that are available exclusively to insurance company separate accounts:


     - Hartford Advisers HLS Fund Sub-Account which purchases Class IA shares of Hartford Advisers HLS Fund, Inc.


     - Hartford Bond HLS Fund Sub-Account which purchases Class IA shares of Hartford Bond HLS Fund, Inc.

     - Hartford Capital Appreciation HLS Fund Sub-Account which purchases Class IA shares of Hartford Capital Appreciation HLS Fund, Inc.

     - Hartford Dividend and Growth HLS Fund Sub-Account which purchases Class IA shares of Hartford Dividend and Growth HLS Fund, Inc.


     - Hartford Global Health HLS Fund Sub-Account which purchases Class IA shares of Hartford Global Health HLS Fund of Hartford
       Series Fund, Inc.



     - Hartford Global Technology HLS Fund Sub-Account which purchases Class IA shares of Hartford Global Technology HLS Fund of Hartford Series Fund, Inc.



     - Hartford Index HLS Fund Sub-Account which purchases Class IA shares of Hartford Index HLS Fund, Inc.



     - Hartford MidCap HLS Fund Sub-Account which purchases Class IA shares of Hartford MidCap HLS Fund, Inc.


     - Hartford Money Market HLS Fund Sub-Account which purchases Class IA shares of Hartford Money Market HLS Fund, Inc.


     - Hartford Mortgage Securities HLS Fund Sub-Account which purchases Class IA shares of Hartford Mortgage Securities HLS Fund, Inc.



     - Hartford Small Company HLS Fund Sub-Account which purchases Class IA shares of Hartford Small Company HLS Fund, Inc.



     - Hartford Stock HLS Fund Sub-Account which purchases Class IA shares of Hartford Stock HLS Fund, Inc.


   The Contracts may contain a General Account option. The General Account option has certain restrictions. The General Account option and these restrictions are not described in this Prospectus. The General Account option is not required to be registered with the Securities and Exchange Commission.


   If you decide to become a Contract Owner or a Participant, you should keep this Prospectus for your records. You can also call us at 1-800-528-9009 to get a Statement of Additional Information, free of charge. The Statement of Additional Information contains more information about the Contract and, like this Prospectus, is filed with the Securities and Exchange Commission. We have included a Table of Contents for the Statement of Additional Information at the end of this Prospectus.



   The Commission doesn't approve or disapprove these securities or determine if the information in this prospectus is truthful or complete. Anyone who represents that the Securities and Exchange Commission does these things may be guilty of a criminal offense.


   This Prospectus and the Statement of Additional Information can also be obtained from the Securities and Exchange Commissions' website
 (HTTP://WWW.SEC.GOV).

   This group variable annuity contract IS NOT:

  -  A bank deposit or obligation

  -  Federally insured

  -  Endorsed by any bank or governmental agency
 ------------------------------------------------------------------------------


 Prospectus Dated: January 28, 2002
 Statement of Additional Information Dated: January 28, 2002

                               TABLE OF CONTENTS


 SECTION                                                                   PAGE
 -------                                                                   ----
 GLOSSARY OF SPECIAL TERMS...............................................    4
 FEE TABLE...............................................................    6
 SUMMARY.................................................................   13
 PERFORMANCE RELATED INFORMATION.........................................   15
 HARTFORD LIFE INSURANCE COMPANY.........................................   16
 THE SEPARATE ACCOUNT....................................................   16
 THE FUNDS...............................................................   16
 GENERAL ACCOUNT OPTION..................................................   20
 CONTRACT CHARGES........................................................   21
   Contingent Deferred Sales Charge......................................   21
   Annual Maintenance Fee................................................   21
   Is there ever a time when the Contingent Deferred Sales Charge or
    Annual Maintenance Fee do not apply?.................................   22
   Mortality and Expense Risk and Administrative Charge..................   23
   Premium Taxes.........................................................   24
   Transfer Fee..........................................................   24
   Experience Rating under the Contracts.................................   24
   Negotiated Charges and Fees...........................................   24
   Charges of the Funds..................................................   24
   Plan Related Expenses.................................................   24
 THE CONTRACTS...........................................................   25
   The Contracts Offered.................................................   25
   Assignments...........................................................   25
   Pricing and Crediting of Contributions................................   25
   What is a Surrender Charge Offset?....................................   25
   May I make changes in the amounts of my Contribution?.................   25
   May I transfer assets between Sub-Accounts?...........................   26
   Dollar Cost Averaging.................................................   26
   May I request a loan from my Participant Account?.....................   27
   How do I know what my Participant Account is worth?...................   27
   How are the underlying Fund shares valued?............................   28
 DEATH BENEFITS..........................................................   28
   Determination of the Beneficiary......................................   28
   Death before the Annuity Commencement Date............................   28
   Death on or after the Annuity Commencement Date.......................   29
 SETTLEMENT PROVISIONS...................................................   29
   Can payment of the Surrender value ever be postponed beyond the
    seven-day period?....................................................   30
   May I Surrender once Annuity Payments have started?...................   30
   How do I elect an Annuity Commencement Date and Annuity payment
    option?..............................................................   30
   What is the minimum amount that I may select for an Annuity
    payment?.............................................................   30
   How are Contributions made to establish an Annuity Account?...........   30
   Can a Contract be suspended by a Contract Owner?......................   30
   Annuity Payment Options...............................................   31
   Systematic Withdrawal Option..........................................   32
   How are Variable Annuity payments determined?.........................   32
 FEDERAL TAX CONSIDERATIONS..............................................   33
   A. General............................................................   33
   B. Hartford and the Separate Account..................................   33
   C. Information Regarding Tax-Qualified Retirement Plans...............   33
   D. Diversification of the Separate Account............................   37
   E. Ownership of the Assets of the Separate Account....................   38
   F. Contracts Owned by Non-Natural Persons.............................   38
   G. Annuity Purchases by Nonresident Aliens and Foreign Corporations...   38
 MORE INFORMATION........................................................   39
   Can a Contract be modified?...........................................   39
   Can Hartford waive any rights under a Contract?.......................   39
   How are the Contracts sold?...........................................   39
   Who is the custodian of the Separate Account's assets?................   40
   Are there any material legal proceedings affecting the Separate
    Account?.............................................................   40
   How may I get additional information?.................................   40
 TABLE OF CONTENTS FOR STATEMENT OF ADDITIONAL INFORMATION...............   41

                           GLOSSARY OF SPECIAL TERMS

ACCUMULATION PERIOD: The period before the start of Annuity payments.

ACCUMULATION UNIT: A unit of measure used to calculate Separate Account values before we begin to make Annuity payments to you.

ADMINISTRATIVE OFFICE: Located at 200 Hopmeadow Street, Simsbury, CT 06089. The mailing address for correspondence concerning this Contract is P.O. Box 1583, Hartford, CT 06144-1583, except for overnight or express mail packages, which should be sent to: Attention: IPD/Retirement Plans Service Center, 200 Hopmeadow Street, Simsbury, CT 06089.

ANNUAL MAINTENANCE FEE: An annual charge for establishing and maintaining a Participant's Account under a Contract.

ANNUITANT: The person on whose life Annuity payments are based.

ANNUITANT'S ACCOUNT: An account established at the beginning of the Annuity Period for making Annuity payments under the Contracts.

ANNUITY: A series of payments for life or another designated period.

ANNUITY COMMENCEMENT DATE: The date we start to make Annuity payments to you.

ANNUITY PERIOD: The period during which we make Annuity payments to you.

ANNUITY UNIT: A unit of measure in the Separate Account used to calculate the value of Variable Annuity payments we make to you.

BENEFICIARY: The person or persons designated to receive Contract values in the event of the Participant's or Annuitant's death.

CODE: The Internal Revenue Code of 1986, as amended.

COMMISSION: Securities and Exchange Commission.

CONTRACT OWNER: The Employer or entity owning the Contract.

CONTRACT YEAR: A period of 12 months beginning with the effective date of the Contract or with any anniversary of the effective date.


CONTRIBUTION(S): The amount(s) paid or transferred or rolled over to us by the Contract Owner on behalf of Participants pursuant to the terms of the Contracts.


DATE OF COVERAGE: The date on which we receive the application on behalf of a Participant.

EMPLOYER: An employer maintaining a Tax Sheltered Annuity plan, a Deferred Compensation Plan, or an Individual Retirement Annuity plan for its employees.

FIXED ANNUITY: An Annuity providing for guaranteed payments which remain fixed in amount throughout the payment period and which do not vary with the investment experience of a separate account.

GENERAL ACCOUNT: Our General Account that consists of all of our company assets other than those allocated to our separate accounts.

HARTFORD, WE OR US: Hartford Life Insurance Company.

MINIMUM DEATH BENEFIT: The minimum amount payable upon the death of a Participant prior to age 65 and before Annuity payments have started.

PARTICIPANT (ALSO, "YOU"): Any employee of an Employer electing to participate in a Contract.

PARTICIPANT ACCOUNT: An account to which the General Account values and the Separate Account Accumulation Units are allocated on behalf of a Participant under a Contract.

PARTICIPANT'S CONTRACT YEAR: A period of twelve (12) months beginning with the Date of Coverage of a Participant and each successive 12-month period.

PREMIUM TAX: A tax charged by a state or municipality on premiums, purchase payments or Contract values.

RELATED CONTRACT: Another contract or funding vehicle under your plan that may be considered when determining charges or benefits under the Contract described in this prospectus. Your Employer and Hartford agree as to whether another contract or funding vehicle is eligible as a Related Contract.

SURRENDER: Any partial or complete withdrawal of Contract values.

TAX SHELTERED ANNUITY (ALSO "TAX DEFERRED ANNUITY"): An Annuity Contract purchased by an Employer on behalf of its employees that qualifies for special tax treatment under section 403(b) of the Code.

VALUATION DAY: Every day the New York Stock Exchange is open for trading. The value of the Separate Account is determined at the close of the New York Stock Exchange (generally 4:00 p.m. Eastern Time).

VALUATION PERIOD: The period between the close of business on successive Valuation Days.

VARIABLE ANNUITY: An Annuity providing for payments varying in amount in accordance with the investment experience of the assets held in the underlying securities of the Separate Account.

                                   FEE TABLE


 CONTRACT OWNER TRANSACTION EXPENSES

 Sales Load Imposed on Purchases (as a percentage of premium
   payments).......................................................      None
 Transfer Fee (1)..................................................   $     5
 Contingent Deferred Sales Charge (as a percentage of amounts surrendered) (2)
     During First through Fifth Year...............................        5%
     During Sixth Year.............................................        4%
     During Seventh Year...........................................        3%
     During Eighth Year............................................        2%
     During Ninth Year.............................................        1%
     During Tenth Year and thereafter..............................        0%
 ANNUAL MAINTENANCE FEE (3)........................................   $    30

 MAXIMUM SEPARATE ACCOUNT ANNUAL EXPENSES (as a percentage of average daily Sub-Account value) (4)
   BEFORE ANNUITY COMMENCEMENT DATE:

              RANGE OF MORTALITY AND EXPENSE RISK AND
      ADMINISTRATIVE CHARGE FOR AGGREGATE PARTICIPANT ACCOUNTS        CHARGE
 ------------------------------------------------------------------   -------
     $1,000,000.00 to $4,999,999.99................................     1.25%
     $5,000,000.00 to $34,999,999.99...............................     0.85%
     $35,000,000.00 to $49,999,999.99..............................     0.65%
     $50,000,000.00 and over.......................................     0.50%

   AFTER ANNUITY COMMENCEMENT DATE:
     All Participant Accounts......................................     1.25%


---------

(1) Currently we do not charge the $5 Transfer Fee.

(2) Each Participant Account has its own Contingent Deferred Sales Charge schedule. The percentage of the Contingent Deferred Sales Charge depends on the number of Participant's Contract Years completed with respect to the Participant's Account before the Surrender. See "Contract Charges".


(3) The Annual Maintenance Fee is deducted from the Participant's Account at the end of each calendar quarter and is equal to an annual charge of $30. It is deducted proportionally from the investment options in use at the time of the charge.



(4) The Mortality and Expense Risk and Administrative Charge can be reduced (see "Experience Rating Under the Contracts" and "Negotiated Charges and Fees.")



    We may eliminate or change the Transfer Fee, Contingent Deferred Sales Charge, Mortality and Expense Risk and Administrative Charge and Annual Maintenance Fee. See "Experience Rating Under the Contracts" and "Negotiated Charges and Fees". We may also deduct a charge for Premium Taxes at the time of Surrender.


    The purpose of the Fee Table and Examples is to assist you in understanding various costs and expenses that you will pay directly or indirectly. The Fee Table and Examples reflect expenses of the Separate Account and underlying Funds. We deduct Premium Taxes that apply. The Examples assume that any fee waivers or expense reimbursements for the underlying Funds will continue for the period shown in the Examples.

    The Examples should not be considered a representation of past or future expenses and actual expenses may be greater or less than those shown. In the following Examples, Hartford assumes a Contract Value of $25,000 to illustrate the charges that would be deducted. These Examples assume that the Annual Maintenance Fee will always be deducted if the Contract is Surrendered. We change the Annual Maintenance Fee for a $25,000 Contract Value into a percentage to more easily calculate the charges. The percentage we use is 0.12%.

                         Annual Fund Operating Expenses
                           as of the Fund's Year End
                        (as a percentage of net assets)



                                                                  12B-1
                                                               DISTRIBUTION                  TOTAL FUND
                                                  MANAGEMENT AND/OR SERVICING     OTHER      OPERATING
                                                     FEES          FEES         EXPENSES      EXPENSES
                                                  ---------- ---------------- ------------- ------------
 RETAIL MUTUAL FUNDS
 American Century Equity Income Fund -- Advisor
   Class.........................................    0.75%           0.50%         0.00%        1.25%
 Dreyfus Life Time Growth Portfolio -- Investor
   Class.........................................    0.75%           0.25%         0.20%        1.20%
 Dreyfus Life Time Growth and Income
   Portfolio -- Investor Class...................    0.75%           0.25%         0.13%        1.13%
 Dreyfus Life Time Income Portfolio -- Investor
   Class.........................................    0.60%           0.25%         0.18%        1.03%
 Dreyfus Premier Core Bond Fund -- Class A.......    0.60%           0.25%         0.14%        0.99%
 Franklin Balance Sheet Investment Fund --
   Class A.......................................    0.48%           0.25%         0.23%        0.96%
 Franklin Small-Mid Cap Growth Fund --
   Class A.......................................    0.45%           0.25%         0.16%        0.86%
 Franklin Mutual Shares Fund -- Class A (1)......    0.60%           0.35%         0.23%        1.18%
 Invesco Financial Services Fund --
   Investors Class (2)...........................    0.63%           0.25%         0.38%        1.26%
 Invesco Leisure Fund -- Investors Class (2).....    0.71%           0.25%         0.41%        1.37%
 Invesco Small Company Growth Fund --
   Investors Class (3)...........................    0.62%           0.25%         0.42%        1.29%
 Invesco Technology Fund -- Investors
   Class (2).....................................    0.46%           0.25%         0.28%        0.99%
 Invesco Telecommunications Fund --
   Investors Class (2)...........................    0.50%           0.25%         0.35%        1.10%
 Janus Adviser Capital Appreciation Fund (4).....    0.65%           0.25%         0.36%        1.26%
 Janus Adviser International Fund (4)............    0.65%           0.25%         0.53%        1.43%
 Janus Adviser Worldwide Fund (4)................    0.65%           0.25%         0.32%        1.22%
 John Hancock Small Cap Value Fund -- Class A....    0.70%           0.30%         0.36%        1.36%
 Massachusetts Investors Growth Stock Fund --
   Class A (5)(6)................................    0.33%           0.35%         0.17%        0.85%
 MFS-Registered Trademark- Capital Opportunities
   Fund -- Class A (6)(7)(8).....................    0.75%           0.25%         0.20%        1.20%
 MFS-Registered Trademark- High Income Fund --
   Class A (6)(9)................................    0.48%           0.30%         0.22%        1.00%
 MFS-Registered Trademark- Mid Cap Growth
   Fund -- Class A (7)(10).......................    0.75%           0.25%         0.26%        1.26%
 MFS-Registered Trademark- Utilities Fund --
   Class A (6)(7)(11)............................    0.68%           0.25%         0.23%        1.16%
 MFS-Registered Trademark- Value Fund --
   Class A (5)(6)................................    0.60%           0.35%         0.26%        1.21%
 Oppenheimer Capital Appreciation Fund --
   Class A.......................................    0.58%           0.23%         0.22%        1.03%
 Oppenheimer Global Fund -- Class A..............    0.67%           0.23%         0.18%        1.08%
 Templeton Foreign Fund -- Class A...............    0.61%           0.25%         0.32%        1.18%
 Van Kampen Equity Income Fund -- Class A........    0.36%           0.25%         0.21%        0.82%
 INSURANCE COMPANY DEDICATED MUTUAL FUNDS:
 Hartford Advisers HLS Fund -- Class IA..........    0.63%            N/A          0.03%        0.66%
 Hartford Bond HLS Fund -- Class IA..............    0.48%            N/A          0.03%        0.51%
 Hartford Capital Appreciation HLS Fund --
   Class IA......................................    0.63%            N/A          0.05%        0.68%
 Hartford Dividend and Growth HLS Fund --
   Class IA......................................    0.65%            N/A          0.03%        0.68%
 Hartford Global Health HLS Fund -- Class IA.....    0.85%            N/A          0.04%        0.89%
 Hartford Global Technology HLS Fund --
   Class IA......................................    0.85%            N/A          0.03%        0.88%
 Hartford Index HLS Fund -- Class IA.............    0.40%            N/A          0.03%        0.43%
 Hartford MidCap HLS Fund -- Class IA............    0.67%            N/A          0.03%        0.70%
 Hartford Money Market HLS Fund -- Class IA......    0.45%            N/A          0.03%        0.48%
 Hartford Mortgage Securities HLS Fund --
   Class IA......................................    0.45%            N/A          0.03%        0.48%
 Hartford Small Company HLS Fund -- Class IA.....    0.72%            N/A          0.04%        0.76%
 Hartford Stock HLS Fund -- Class IA.............    0.46%            N/A          0.03%        0.49%

(1) For the fiscal year ended December 31, 2000, the manager had agreed, in advance, to limit its management fees. With this reduction, management fees and total operating expenses were as follows:



                                                                  12B-1
                                                               DISTRIBUTION                  TOTAL FUND
                                                  MANAGEMENT AND/OR SERVICING     OTHER      OPERATING
                                                     FEES          FEES         EXPENSES      EXPENSES
                                                  ---------- ---------------- ------------- ------------
 Franklin Mutual Shares Fund.....................    0.58%           0.35%         0.21%        1.14%



(2) Each Fund's actual "Other Expenses" and "Total Fund Operating Expenses" were lower than the figures shown because their custodian fees were reduced under expense offset arrangements.



(3) Each Fund's actual "Other Expenses" and "Total Fund Operating Expenses" were lower than the figures shown because their custodian and/or transfer agency fees were reduced under expense offset arrangements.



(4) The Fund commenced operations on August 1, 2000, after the reorganizations of the Retirement Shares of Janus Aspen Series (Predecessor Fund) into the Funds of Janus Adviser Series. "Total Fund Operating Expenses" without waivers are estimated to be higher than the Predecessor Fund's because the new Fund will initially be smaller in size. However, Janus has contractually agreed to waive the reorganized Fund's total operating expenses (excluding brokerage commissions, interest, taxes and extraordinary expenses) to the levels indicated until at least July 31, 2003 (which is based on the expense ratio of the Predecessor Fund). These waivers are first applied against the "Management Fees" and then against "Other Expenses". With this reduction, "Total Fund Operating Expenses" Janus Adviser Capital Appreciation Fund, Janus Adviser International Fund, and Janus Worldwide Fund are 1.18%, 1.24%, and 1.20%, respectively.



(5) The Fund adopted a distribution plan under Rule 12b-1 that permits it to pay marketing and other fees to support the sale and distribution of shares and the services provided (referred to as distribution and service fees).



(6) The Fund has an expense offset arrangement which reduces the Fund's custodian fee based upon the amount of cash maintained by the Fund with its custodian and dividend disbursing agent and may enter into other such arrangements and directed brokerage arrangements (which would also have the effect of reducing the Fund's expenses). Any such fee reductions are not reflected in the table. Had the expense reductions been taken into account, "Total Fund Operating Expenses" would be as follows: Massachusetts Investors Growth Stock Fund - 0.84; MFS-Registered Trademark- Capital Opportunities Fund - 1.10%; MFS-Registered Trademark- High Income Fund - 0.98%; MFS-Registered Trademark- Utilities Fund - 1.02%; and
    MFS-Registered Trademark- Value Fund - 1.20%.



(7) The Fund adopted a distribution plan under Rule 12b-1 that permits it to pay marketing and other fees to support the sale and distribution of shares and the services provided (referred to as distribution and service fees). The distribution fee is currently not being imposed but may equal up to 0.10% annual with approval by the board of trustees which oversees the Fund.



(8) MFS has contractually agreed to reduce its management fee to 0.65% of the Fund's average daily net assets in excess of $1.5 billion, 0.625% on assets in excess of $3.0 billion and 0.60% on assets in excess of $5.0 billion, in each case on an annualized basis for its then-current fiscal year. This arrangement will remain in effect until at least April 1, 2002, absent an earlier modification approved by the board of trustees which oversees the Fund.



(9) The Fund adopted a distribution plan under Rule 12b-1 that permits it to pay marketing and other fees to support the sale and distribution of shares and the services provided (referred to as distribution and service fees). The total distribution and service fee may equal up to 0.35% annually upon implementation by the board of trustees which oversees the Fund.



(10) The Fund has an expense offset arrangement which reduces the Fund's custodian fee based upon the amount of cash maintained by the Fund with its custodian and dividend disbursing agent and may enter into other such arrangements and directed brokerage arrangements (which would also have the effect of reducing the Fund's expenses). "Other Expenses" do not take into account these expense reductions, and are therefore higher than the actual expenses of the Fund.



(11) MFS has contractually agreed to reduce its management fee to 0.55% of the Fund's average daily net assets. This arrangement will remain in effect until at least March 1, 2002, absent an earlier modification approved by the board of trustees which oversees the Fund.

EXAMPLE -- 1.25% MORTALITY AND EXPENSE AND ADMINISTRATIVE CHARGE



YOU WOULD PAY THE FOLLOWING EXPENSES ON A $1,000 INVESTMENT AT THE END OF THE APPLICABLE TIME PERIOD ASSUMING A 5% ANNUAL RETURN ON ASSETS.


                           If you Surrender your Contract:    If you annuitize your Contract:
                           1 YEAR 3 YEARS 5 YEARS 10 YEARS    1 YEAR 3 YEARS 5 YEARS 10 YEARS
 SUB-ACCOUNT               ------ ------- ------- --------    ------ ------- ------- --------
 RETAIL MUTUAL FUNDS:
 American Century Equity
   Income Fund............  $70    $ 124   $ 178    $273       $ 23    $73    $ 127    $271
 Dreyfus Life Time Growth
   Portfolio..............  $72    $ 129   $ 188    $293       $ 25    $80    $ 137    $292
 Dreyfus Life Time Growth
   and Income Portfolio...  $72    $ 127   $ 185    $286       $ 24    $77    $ 133    $285
 Dreyfus Life Time Income
   Portfolio..............  $71    $ 124   $ 179    $276       $ 23    $74    $ 128    $275
 Dreyfus Premier Core Bond
   Fund...................  $70    $ 123   $ 177    $272       $ 23    $73    $ 126    $270
 Franklin Balance Sheet
   Investment Fund........  $70    $ 122   $ 176    $269       $ 23    $72    $ 124    $267
 Franklin Small-Mid Cap
   Growth Fund............  $69    $ 119   $ 171    $259       $ 22    $69    $ 119    $257
 Franklin Mutual Shares
   Fund...................  $72    $ 129   $ 187    $291       $ 25    $79    $ 136    $290
 Invesco Financial
   Services Fund..........  $73    $ 131   $ 191    $299       $ 26    $81    $ 140    $298
 Invesco Leisure Fund.....  $74    $ 134   $ 197    $310       $ 27    $85    $ 145    $309
 Invesco Small Company
   Growth Fund............  $73    $ 132   $ 193    $302       $ 26    $82    $ 141    $301
 Invesco Technology
   Fund...................  $70    $ 123   $ 177    $272       $ 23    $73    $ 126    $270
 Invesco
   Telecommunications
   Fund...................  $71    $ 126   $ 183    $283       $ 24    $77    $ 132    $282
 Janus Adviser Capital
   Appreciation Fund......  $73    $ 133   $ 194    $304       $ 26    $83    $ 142    $303
 Janus Adviser
   International Fund.....  $75    $ 136   $ 200    $316       $ 27    $87    $ 148    $315
 Janus Adviser Worldwide
   Fund...................  $73    $ 131   $ 191    $298       $ 26    $81    $ 139    $297
 John Hancock Small Cap
   Value Fund.............  $74    $ 134   $ 196    $309       $ 27    $85    $ 145    $308
 Massachusetts Investors
   Growth Stock Fund......  $69    $ 119   $ 170    $258       $ 22    $69    $ 119    $256
 MFS Capital Opportunities
   Fund...................  $72    $ 129   $ 188    $293       $ 25    $80    $ 137    $292
 MFS High Income Fund.....  $70    $ 124   $ 178    $273       $ 23    $73    $ 127    $271
 MFS Mid Cap Growth
   Fund...................  $73    $ 131   $ 191    $299       $ 26    $81    $ 140    $298
 MFS Utilities Fund.......  $72    $ 128   $ 186    $289       $ 25    $78    $ 135    $288
 MFS Value Fund...........  $72    $ 130   $ 189    $294       $ 25    $80    $ 137    $293
 Oppenheimer Capital
   Appreciation Fund......  $71    $ 124   $ 179    $276       $ 23    $74    $ 128    $275
 Oppenheimer Global
   Fund...................  $71    $ 126   $ 182    $281       $ 24    $76    $ 131    $280
 Templeton Foreign Fund...  $72    $ 129   $ 187    $291       $ 25    $79    $ 136    $290
 Van Kampen Equity Income
   Fund...................  $68    $ 118   $ 169    $254       $ 21    $68    $ 117    $253
 INSURANCE COMPANY DEDICATED
   MUTUAL FUNDS:
 Hartford Advisers HLS
   Fund...................  $67    $ 113   $ 160    $238       $ 20    $63    $ 109    $236
 Hartford Bond HLS Fund...  $65    $ 109   $ 152    $222       $ 18    $58    $ 101    $220
 Hartford Capital
   Appreciation HLS
   Fund...................  $67    $ 114   $ 161    $240       $ 20    $64    $ 110    $238
 Hartford Dividend and
   Growth HLS Fund........  $67    $ 114   $ 161    $240       $ 20    $64    $ 110    $238
 Hartford Global Health
   Fund...................  $69    $ 120   $ 172    $262       $ 22    $70    $ 121    $260
 Hartford Global
   Technology Fund........  $69    $ 120   $ 172    $261       $ 22    $70    $ 120    $259
 Hartford Index HLS
   Fund...................  $64    $ 106   $ 148    $213       $ 17    $56    $  97    $211
 Hartford MidCap HLS
   Fund...................  $67    $ 115   $ 162    $242       $ 20    $64    $ 111    $240
 Hartford Money Market HLS
   Fund...................  $65    $ 108   $ 151    $218       $ 18    $57    $  99    $217
 Hartford Mortgage
   Securities HLS Fund....  $65    $ 108   $ 151    $218       $ 18    $57    $  99    $217
 Hartford Small Company
   HLS Fund...............  $68    $ 116   $ 165    $248       $ 21    $66    $ 114    $247
 Hartford Stock HLS
   Fund...................  $65    $ 108   $ 151    $220       $ 18    $58    $ 100    $218

                            If you do not Surrender your Contract:
                             1 YEAR   3 YEARS   5 YEARS   10 YEARS
 SUB-ACCOUNT                -------- --------- --------- ----------
 RETAIL MUTUAL FUNDS:
 American Century Equity
   Income Fund............    $ 24      $75      $ 128      $273
 Dreyfus Life Time Growth
   Portfolio..............    $ 26      $81      $ 138      $293
 Dreyfus Life Time Growth
   and Income Portfolio...    $ 26      $79      $ 135      $286
 Dreyfus Life Time Income
   Portfolio..............    $ 25      $76      $ 129      $276
 Dreyfus Premier Core Bond
   Fund...................    $ 24      $74      $ 127      $272
 Franklin Balance Sheet
   Investment Fund........    $ 24      $74      $ 126      $269
 Franklin Small-Mid Cap
   Growth Fund............    $ 23      $70      $ 121      $259
 Franklin Mutual Shares
   Fund...................    $ 26      $80      $ 137      $291
 Invesco Financial
   Services Fund..........    $ 27      $83      $ 141      $299
 Invesco Leisure Fund.....    $ 28      $86      $ 147      $310
 Invesco Small Company
   Growth Fund............    $ 27      $84      $ 143      $302
 Invesco Technology
   Fund...................    $ 24      $74      $ 127      $272
 Invesco
   Telecommunications
   Fund...................    $ 25      $78      $ 133      $283
 Janus Adviser Capital
   Appreciation Fund......    $ 27      $84      $ 144      $304
 Janus Adviser
   International Fund.....    $ 29      $88      $ 150      $316
 Janus Adviser Worldwide
   Fund...................    $ 27      $82      $ 141      $298
 John Hancock Small Cap
   Value Fund.............    $ 28      $86      $ 146      $309
 Massachusetts Investors
   Growth Stock Fund......    $ 23      $70      $ 120      $258
 MFS Capital Opportunities
   Fund...................    $ 26      $81      $ 138      $293
 MFS High Income Fund.....    $ 24      $75      $ 128      $273
 MFS Mid Cap Growth
   Fund...................    $ 27      $83      $ 141      $299
 MFS Utilities Fund.......    $ 26      $80      $ 136      $289
 MFS Value Fund...........    $ 26      $81      $ 139      $294
 Oppenheimer Capital
   Appreciation Fund......    $ 25      $76      $ 129      $276
 Oppenheimer Global
   Fund...................    $ 25      $77      $ 132      $281
 Templeton Foreign Fund...    $ 26      $80      $ 137      $291
 Van Kampen Equity Income
   Fund...................    $ 22      $69      $ 119      $254
 INSURANCE COMPANY DEDICAT
   MUTUAL FUNDS:
 Hartford Advisers HLS
   Fund...................    $ 21      $64      $ 110      $238
 Hartford Bond HLS Fund...    $ 19      $60      $ 102      $222
 Hartford Capital
   Appreciation HLS
   Fund...................    $ 21      $65      $ 111      $240
 Hartford Dividend and
   Growth HLS Fund........    $ 21      $65      $ 111      $240
 Hartford Global Health
   Fund...................    $ 23      $71      $ 122      $262
 Hartford Global
   Technology Fund........    $ 23      $71      $ 122      $261
 Hartford Index HLS
   Fund...................    $ 18      $57      $  98      $213
 Hartford MidCap HLS
   Fund...................    $ 21      $66      $ 112      $242
 Hartford Money Market HLS
   Fund...................    $ 19      $59      $ 101      $218
 Hartford Mortgage
   Securities HLS Fund....    $ 19      $59      $ 101      $218
 Hartford Small Company
   HLS Fund...............    $ 22      $67      $ 115      $248
 Hartford Stock HLS
   Fund...................    $ 19      $59      $ 101      $220

EXAMPLE -- 0.85% MORTALITY AND EXPENSE AND ADMINISTRATIVE CHARGE



YOU WOULD PAY THE FOLLOWING EXPENSES ON A $1,000 INVESTMENT AT THE END OF THE APPLICABLE TIME PERIOD ASSUMING A 5% ANNUAL RETURN ON ASSETS.


                           If you Surrender your Contract:    If you annuitize your Contract:
                           1 YEAR 3 YEARS 5 YEARS 10 YEARS    1 YEAR 3 YEARS 5 YEARS 10 YEARS
 SUB-ACCOUNT               ------ ------- ------- --------    ------ ------- ------- --------
 RETAIL MUTUAL FUNDS:
 American Century Equity
   Income Fund............  $66    $ 112   $ 157    $231       $ 19    $61    $ 106    $230
 Dreyfus Life Time Growth
   Portfolio..............  $68    $ 118   $ 168    $252       $ 21    $67    $ 116    $251
 Dreyfus Life Time Growth
   and Income Portfolio...  $68    $ 115   $ 164    $245       $ 20    $65    $ 113    $243
 Dreyfus Life Time Income
   Portfolio..............  $67    $ 112   $ 159    $234       $ 19    $62    $ 107    $233
 Dreyfus Premier Core Bond
   Fund...................  $66    $ 111   $ 157    $230       $ 19    $61    $ 105    $229
 Franklin Balance Sheet
   Investment Fund........  $66    $ 110   $ 155    $227       $ 19    $60    $ 104    $255
 Franklin Small-Mid Cap
   Growth Fund............  $65    $ 107   $ 150    $216       $ 18    $57    $  98    $215
 Franklin Mutual Shares
   Fund...................  $68    $ 117   $ 167    $250       $ 21    $67    $ 115    $249
 Invesco Financial
   Services Fund..........  $69    $ 119   $ 171    $259       $ 22    $69    $ 119    $257
 Invesco Leisure Fund.....  $70    $ 123   $ 176    $270       $ 23    $73    $ 125    $268
 Invesco Small Company
   Growth Fund............  $69    $ 120   $ 172    $262       $ 22    $70    $ 121    $260
 Invesco Technology
   Fund...................  $66    $ 111   $ 157    $230       $ 19    $61    $ 105    $229
 Invesco
   Telecommunications
   Fund...................  $67    $ 115   $ 162    $242       $ 20    $64    $ 111    $240
 Janus Adviser Capital
   Appreciation Fund......  $69    $ 121   $ 173    $264       $ 22    $71    $ 122    $262
 Janus Adviser
   International Fund.....  $71    $ 124   $ 179    $276       $ 23    $74    $ 128    $275
 Janus Adviser Worldwide
   Fund...................  $69    $ 119   $ 170    $258       $ 22    $69    $ 119    $256
 John Hancock Small Cap
   Value Fund.............  $70    $ 122   $ 176    $269       $ 23    $72    $ 124    $267
 Massachusetts Investors
   Growth Stock Fund......  $65    $ 107   $ 149    $215       $ 17    $56    $  98    $214
 MFS Capital Opportunities
   Fund...................  $68    $ 118   $ 168    $252       $ 21    $67    $ 116    $251
 MFS High Income Fund.....  $66    $ 112   $ 157    $231       $ 19    $61    $ 106    $230
 MFS Mid Cap Growth
   Fund...................  $69    $ 119   $ 171    $259       $ 22    $69    $ 119    $257
 MFS Utilities Fund.......  $68    $ 116   $ 165    $248       $ 21    $66    $ 114    $247
 MFS Value Fund...........  $68    $ 118   $ 168    $253       $ 21    $68    $ 117    $252
 Oppenheimer Capital
   Appreciation Fund......  $67    $ 112   $ 159    $234       $ 19    $62    $ 107    $233
 Oppenheimer Global
   Fund...................  $67    $ 114   $ 161    $240       $ 20    $64    $ 110    $238
 Templeton Foreign Fund...  $68    $ 117   $ 167    $250       $ 21    $67    $ 115    $249
 Van Kampen Equity Income
   Fund...................  $64    $ 106   $ 148    $212       $ 17    $55    $  96    $210
 INSURANCE COMPANY DEDICATED
   MUTUAL FUNDS:
 Hartford Advisers HLS
   Fund...................  $63    $ 101   $ 139    $194       $ 15    $50    $  88    $193
 Hartford Bond HLS Fund...  $61    $  97   $ 131    $178       $ 14    $46    $  80    $176
 Hartford Capital
   Appreciation HLS
   Fund...................  $63    $ 102   $ 140    $197       $ 16    $51    $  89    $195
 Hartford Dividend and
   Growth HLS Fund........  $63    $ 102   $ 140    $197       $ 16    $51    $  89    $195
 Hartford Global Health
   Fund...................  $65    $ 108   $ 151    $220       $ 18    $58    $ 100    $218
 Hartford Global
   Technology Fund........  $65    $ 108   $ 151    $218       $ 18    $57    $  99    $217
 Hartford Index HLS
   Fund...................  $60    $  94   $ 127    $169       $ 13    $43    $  76    $167
 Hartford MidCap HLS
   Fund...................  $63    $ 103   $ 141    $199       $ 16    $52    $  90    $197
 Hartford Money Market HLS
   Fund...................  $61    $  96   $ 130    $174       $ 14    $45    $  78    $173
 Hartford Mortgage
   Securities HLS Fund....  $61    $  96   $ 130    $174       $ 14    $45    $  78    $173
 Hartford Small Company
   HLS Fund...............  $64    $ 104   $ 145    $205       $ 17    $54    $  93    $204
 Hartford Stock HLS
   Fund...................  $61    $  96   $ 130    $176       $ 14    $45    $  79    $174

                            If you do not Surrender your Contract:
                             1 YEAR   3 YEARS   5 YEARS   10 YEARS
 SUB-ACCOUNT                -------- --------- --------- ----------
 RETAIL MUTUAL FUNDS:
 American Century Equity
   Income Fund............    $ 20      $62      $ 107      $231
 Dreyfus Life Time Growth
   Portfolio..............    $ 22      $69      $ 118      $252
 Dreyfus Life Time Growth
   and Income Portfolio...    $ 22      $66      $ 114      $245
 Dreyfus Life Time Income
   Portfolio..............    $ 21      $63      $ 109      $234
 Dreyfus Premier Core Bond
   Fund...................    $ 20      $62      $ 107      $230
 Franklin Balance Sheet
   Investment Fund........    $ 20      $61      $ 105      $227
 Franklin Small-Mid Cap
   Growth Fund............    $ 19      $58      $ 100      $216
 Franklin Mutual Shares
   Fund...................    $ 22      $68      $ 117      $250
 Invesco Financial
   Services Fund..........    $ 23      $70      $ 121      $259
 Invesco Leisure Fund.....    $ 24      $74      $ 126      $270
 Invesco Small Company
   Growth Fund............    $ 23      $71      $ 122      $262
 Invesco Technology
   Fund...................    $ 20      $62      $ 107      $230
 Invesco
   Telecommunications
   Fund...................    $ 21      $66      $ 112      $242
 Janus Adviser Capital
   Appreciation Fund......    $ 23      $72      $ 123      $264
 Janus Adviser
   International Fund.....    $ 25      $76      $ 129      $276
 Janus Adviser Worldwide
   Fund...................    $ 23      $70      $ 120      $258
 John Hancock Small Cap
   Value Fund.............    $ 24      $74      $ 126      $269
 Massachusetts Investors
   Growth Stock Fund......    $ 19      $58      $  99      $215
 MFS Capital Opportunities
   Fund...................    $ 22      $69      $ 118      $252
 MFS High Income Fund.....    $ 20      $62      $ 107      $231
 MFS Mid Cap Growth
   Fund...................    $ 23      $70      $ 121      $259
 MFS Utilities Fund.......    $ 22      $67      $ 115      $248
 MFS Value Fund...........    $ 22      $69      $ 118      $253
 Oppenheimer Capital
   Appreciation Fund......    $ 21      $63      $ 109      $234
 Oppenheimer Global
   Fund...................    $ 21      $65      $ 111      $240
 Templeton Foreign Fund...    $ 22      $68      $ 117      $250
 Van Kampen Equity Income
   Fund...................    $ 18      $57      $  98      $212
 INSURANCE COMPANY DEDICAT
   MUTUAL FUNDS:
 Hartford Advisers HLS
   Fund...................    $ 17      $52      $  89      $194
 Hartford Bond HLS Fund...    $ 15      $47      $  81      $178
 Hartford Capital
   Appreciation HLS
   Fund...................    $ 17      $52      $  90      $197
 Hartford Dividend and
   Growth HLS Fund........    $ 17      $52      $  90      $197
 Hartford Global Health
   Fund...................    $ 19      $59      $ 101      $220
 Hartford Global
   Technology Fund........    $ 19      $59      $ 101      $218
 Hartford Index HLS
   Fund...................    $ 14      $45      $  77      $169
 Hartford MidCap HLS
   Fund...................    $ 17      $53      $  91      $199
 Hartford Money Market HLS
   Fund...................    $ 15      $46      $  80      $174
 Hartford Mortgage
   Securities HLS Fund....    $ 15      $46      $  80      $174
 Hartford Small Company
   HLS Fund...............    $ 18      $55      $  95      $205
 Hartford Stock HLS
   Fund...................    $ 15      $46      $  80      $176

EXAMPLE -- 0.65% MORTALITY AND EXPENSE AND ADMINISTRATIVE CHARGE



YOU WOULD PAY THE FOLLOWING EXPENSES ON A $1,000 INVESTMENT AT THE END OF THE APPLICABLE TIME PERIOD ASSUMING A 5% ANNUAL RETURN ON ASSETS.


                           If you Surrender your Contract:    If you annuitize your Contract:
                           1 YEAR 3 YEARS 5 YEARS 10 YEARS    1 YEAR 3 YEARS 5 YEARS 10 YEARS
 SUB-ACCOUNT               ------ ------- ------- --------    ------ ------- ------- --------
 RETAIL MUTUAL FUNDS:
 American Century Equity
   Income Fund............  $64    $ 106   $ 147    $210       $ 17    $55    $  95    $208
 Dreyfus Life Time Growth
   Portfolio..............  $66    $ 112   $ 157    $231       $ 19    $61    $ 106    $230
 Dreyfus Life Time Growth
   and Income Portfolio...  $65    $ 109   $ 154    $224       $ 18    $59    $ 102    $222
 Dreyfus Life Time Income
   Portfolio..............  $64    $ 106   $ 148    $213       $ 17    $56    $  97    $211
 Dreyfus Premier Core Bond
   Fund...................  $64    $ 105   $ 146    $209       $ 17    $55    $  95    $207
 Franklin Balance Sheet
   Investment Fund........  $64    $ 104   $ 145    $205       $ 17    $54    $  93    $204
 Franklin Small-Mid Cap
   Growth Fund............  $63    $ 101   $ 139    $194       $ 15    $50    $  88    $193
 Franklin Mutual Shares
   Fund...................  $66    $ 111   $ 156    $229       $ 19    $60    $ 105    $228
 Invesco Financial
   Services Fund..........  $67    $ 113   $ 160    $238       $ 20    $63    $ 109    $236
 Invesco Leisure Fund.....  $68    $ 117   $ 166    $249       $ 21    $66    $ 115    $248
 Invesco Small Company
   Growth Fund............  $67    $ 114   $ 162    $241       $ 20    $64    $ 110    $239
 Invesco Technology
   Fund...................  $64    $ 105   $ 146    $209       $ 17    $55    $  95    $207
 Invesco
   Telecommunications
   Fund...................  $65    $ 109   $ 152    $221       $ 18    $58    $ 101    $219
 Janus Adviser Capital
   Appreciation Fund......  $67    $ 115   $ 163    $243       $ 20    $65    $ 112    $241
 Janus Adviser
   International Fund.....  $69    $ 118   $ 169    $255       $ 21    $68    $ 118    $254
 Janus Adviser Worldwide
   Fund...................  $67    $ 113   $ 160    $237       $ 19    $63    $ 108    $235
 John Hancock Small Cap
   Value Fund.............  $68    $ 116   $ 165    $248       $ 21    $66    $ 114    $247
 Massachusetts Investors
   Growth Stock Fund......  $63    $ 101   $ 139    $193       $ 15    $50    $  87    $192
 MFS Capital Opportunities
   Fund...................  $66    $ 112   $ 157    $231       $ 19    $61    $ 106    $230
 MFS High Income Fund.....  $64    $ 106   $ 147    $210       $ 17    $55    $  95    $208
 MFS Mid Cap Growth
   Fund...................  $67    $ 113   $ 160    $238       $ 20    $63    $ 109    $236
 MFS Utilities Fund.......  $66    $ 110   $ 155    $227       $ 19    $60    $ 104    $225
 MFS Value Fund...........  $66    $ 112   $ 158    $232       $ 19    $61    $ 106    $231
 Oppenheimer Capital
   Appreciation Fund......  $64    $ 106   $ 148    $213       $ 17    $56    $  97    $211
 Oppenheimer Global
   Fund...................  $65    $ 108   $ 151    $218       $ 18    $57    $  99    $217
 Templeton Foreign Fund...  $66    $ 111   $ 156    $229       $ 19    $60    $ 105    $228
 Van Kampen Equity Income
   Fund...................  $62    $ 100   $ 137    $190       $ 15    $49    $  86    $188
 INSURANCE COMPANY DEDICATED
   MUTUAL FUNDS:
 Hartford Advisers HLS
   Fund...................  $61    $  95   $ 129    $172       $ 13    $44    $  77    $171
 Hartford Bond HLS Fund...  $59    $  91   $ 121    $155       $ 12    $40    $  69    $154
 Hartford Capital
   Appreciation HLS
   Fund...................  $61    $  96   $ 130    $174       $ 14    $45    $  78    $173
 Hartford Dividend and
   Growth HLS Fund........  $61    $  96   $ 130    $174       $ 14    $45    $  78    $173
 Hartford Global Health
   Fund...................  $63    $ 102   $ 141    $198       $ 16    $51    $  89    $196
 Hartford Global
   Technology Fund........  $63    $ 102   $ 140    $197       $ 16    $51    $  89    $195
 Hartford Index HLS
   Fund...................  $58    $  88   $ 116    $146       $ 11    $37    $  65    $144
 Hartford MidCap HLS
   Fund...................  $61    $  97   $ 131    $177       $ 14    $45    $  79    $175
 Hartford Money Market HLS
   Fund...................  $59    $  90   $ 119    $152       $ 12    $39    $  68    $150
 Hartford Mortgage
   Securities HLS Fund....  $59    $  90   $ 119    $152       $ 12    $39    $  68    $150
 Hartford Small Company
   HLS Fund...............  $62    $  98   $ 134    $183       $ 14    $47    $  83    $182
 Hartford Stock HLS
   Fund...................  $59    $  90   $ 120    $153       $ 12    $39    $  68    $151

                            If you do not Surrender your Contract:
                             1 YEAR   3 YEARS   5 YEARS   10 YEARS
 SUB-ACCOUNT                -------- --------- --------- ----------
 RETAIL MUTUAL FUNDS:
 American Century Equity
   Income Fund............    $ 18      $56      $  97      $210
 Dreyfus Life Time Growth
   Portfolio..............    $ 20      $62      $ 107      $231
 Dreyfus Life Time Growth
   and Income Portfolio...    $ 19      $60      $ 104      $224
 Dreyfus Life Time Income
   Portfolio..............    $ 18      $57      $  98      $213
 Dreyfus Premier Core Bond
   Fund...................    $ 18      $56      $  96      $209
 Franklin Balance Sheet
   Investment Fund........    $ 18      $55      $  95      $205
 Franklin Small-Mid Cap
   Growth Fund............    $ 17      $52      $  89      $194
 Franklin Mutual Shares
   Fund...................    $ 20      $62      $ 106      $229
 Invesco Financial
   Services Fund..........    $ 21      $64      $ 110      $238
 Invesco Leisure Fund.....    $ 22      $68      $ 116      $249
 Invesco Small Company
   Growth Fund............    $ 21      $65      $ 112      $241
 Invesco Technology
   Fund...................    $ 18      $56      $  96      $209
 Invesco
   Telecommunications
   Fund...................    $ 19      $59      $ 102      $221
 Janus Adviser Capital
   Appreciation Fund......    $ 21      $66      $ 113      $243
 Janus Adviser
   International Fund.....    $ 23      $70      $ 119      $255
 Janus Adviser Worldwide
   Fund...................    $ 21      $64      $ 110      $237
 John Hancock Small Cap
   Value Fund.............    $ 22      $67      $ 115      $248
 Massachusetts Investors
   Growth Stock Fund......    $ 17      $51      $  89      $193
 MFS Capital Opportunities
   Fund...................    $ 20      $62      $ 107      $231
 MFS High Income Fund.....    $ 18      $56      $  97      $210
 MFS Mid Cap Growth
   Fund...................    $ 21      $64      $ 110      $238
 MFS Utilities Fund.......    $ 20      $61      $ 105      $227
 MFS Value Fund...........    $ 20      $63      $ 108      $232
 Oppenheimer Capital
   Appreciation Fund......    $ 18      $57      $  98      $213
 Oppenheimer Global
   Fund...................    $ 19      $59      $ 101      $218
 Templeton Foreign Fund...    $ 20      $62      $ 106      $229
 Van Kampen Equity Income
   Fund...................    $ 16      $51      $  87      $190
 INSURANCE COMPANY DEDICAT
   MUTUAL FUNDS:
 Hartford Advisers HLS
   Fund...................    $ 15      $46      $  79      $172
 Hartford Bond HLS Fund...    $ 13      $41      $  71      $155
 Hartford Capital
   Appreciation HLS
   Fund...................    $ 15      $46      $  80      $174
 Hartford Dividend and
   Growth HLS Fund........    $ 15      $46      $  80      $174
 Hartford Global Health
   Fund...................    $ 17      $53      $  91      $198
 Hartford Global
   Technology Fund........    $ 17      $52      $  90      $197
 Hartford Index HLS
   Fund...................    $ 12      $38      $  66      $146
 Hartford MidCap HLS
   Fund...................    $ 15      $47      $  81      $177
 Hartford Money Market HLS
   Fund...................    $ 13      $40      $  69      $152
 Hartford Mortgage
   Securities HLS Fund....    $ 13      $40      $  69      $152
 Hartford Small Company
   HLS Fund...............    $ 16      $49      $  84      $183
 Hartford Stock HLS
   Fund...................    $ 13      $40      $  70      $153

EXAMPLE -- 0.50% MORTALITY AND EXPENSE AND ADMINISTRATIVE CHARGE



YOU WOULD PAY THE FOLLOWING EXPENSES ON A $1,000 INVESTMENT AT THE END OF THE APPLICABLE TIME PERIOD ASSUMING A 5% ANNUAL RETURN ON ASSETS.


                           If you Surrender your Contract:    If you annuitize your Contract:
                           1 YEAR 3 YEARS 5 YEARS 10 YEARS    1 YEAR 3 YEARS 5 YEARS 10 YEARS
 SUB-ACCOUNT               ------ ------- ------- --------    ------ ------- ------- --------
 RETAIL MUTUAL FUNDS:
 American Century Equity
   Income Fund............  $63    $ 101   $ 139    $193       $ 15    $50    $  87    $192
 Dreyfus Life Time Growth
   Portfolio..............  $65    $ 107   $ 149    $215       $ 17    $56    $  98    $214
 Dreyfus Life Time Growth
   and Income Portfolio...  $64    $ 105   $ 146    $208       $ 17    $54    $  94    $206
 Dreyfus Life Time Income
   Portfolio..............  $63    $ 102   $ 140    $197       $ 16    $51    $  89    $195
 Dreyfus Premier Core Bond
   Fund...................  $63    $ 101   $ 138    $192       $ 15    $50    $  87    $191
 Franklin Balance Sheet
   Investment Fund........  $62    $ 100   $ 137    $189       $ 15    $49    $  85    $187
 Franklin Small-Mid Cap
   Growth Fund............  $61    $  97   $ 131    $178       $ 14    $46    $  80    $176
 Franklin Mutual Shares
   Fund...................  $64    $ 106   $ 148    $213       $ 17    $56    $  97    $211
 Invesco Financial
   Services Fund..........  $65    $ 109   $ 152    $222       $ 18    $58    $ 101    $220
 Invesco Leisure Fund.....  $66    $ 112   $ 158    $233       $ 19    $62    $ 107    $232
 Invesco Small Company
   Growth Fund............  $66    $ 110   $ 154    $225       $ 18    $59    $ 103    $223
 Invesco Technology
   Fund...................  $63    $ 101   $ 138    $192       $ 15    $50    $  87    $191
 Invesco
   Telecommunications
   Fund...................  $64    $ 104   $ 144    $204       $ 16    $53    $  93    $203
 Janus Adviser Capital
   Appreciation Fund......  $66    $ 110   $ 155    $227       $ 19    $60    $ 104    $225
 Janus Adviser
   International Fund.....  $67    $ 114   $ 161    $240       $ 20    $64    $ 110    $238
 Janus Adviser Worldwide
   Fund...................  $65    $ 109   $ 152    $221       $ 18    $58    $ 101    $219
 John Hancock Small Cap
   Value Fund.............  $66    $ 112   $ 158    $232       $ 19    $61    $ 106    $231
 Massachusetts Investors
   Growth Stock Fund......  $61    $  97   $ 131    $177       $ 14    $45    $  79    $175
 MFS Capital Opportunities
   Fund...................  $65    $ 107   $ 149    $215       $ 17    $56    $  98    $214
 MFS High Income Fund.....  $63    $ 101   $ 139    $193       $ 15    $50    $  87    $192
 MFS Mid Cap Growth
   Fund...................  $65    $ 109   $ 152    $222       $ 18    $58    $ 101    $220
 MFS Utilities Fund.......  $64    $ 106   $ 147    $211       $ 17    $55    $  96    $209
 MFS Value Fund...........  $65    $ 107   $ 150    $216       $ 18    $57    $  98    $215
 Oppenheimer Capital
   Appreciation Fund......  $63    $ 102   $ 140    $197       $ 16    $51    $  89    $195
 Oppenheimer Global
   Fund...................  $63    $ 103   $ 143    $202       $ 16    $53    $  92    $201
 Templeton Foreign Fund...  $64    $ 106   $ 148    $213       $ 17    $56    $  97    $211
 Van Kampen Equity Income
   Fund...................  $61    $  96   $ 129    $173       $ 14    $45    $  78    $172
 INSURANCE COMPANY DEDICATED
   MUTUAL FUNDS:
 Hartford Advisers HLS
   Fund...................  $59    $  91   $ 121    $155       $ 12    $40    $  69    $154
 Hartford Bond HLS Fund...  $58    $  86   $ 113    $138       $ 10    $35    $  61    $136
 Hartford Capital
   Appreciation HLS
   Fund...................  $59    $  91   $ 122    $158       $ 12    $40    $  70    $156
 Hartford Dividend and
   Growth HLS Fund........  $59    $  91   $ 122    $158       $ 12    $40    $  70    $156
 Hartford Global Health
   Fund...................  $61    $  98   $ 133    $181       $ 14    $47    $  82    $180
 Hartford Global
   Technology Fund........  $61    $  97   $ 132    $180       $ 14    $46    $  81    $178
 Hartford Index HLS
   Fund...................  $57    $  84   $ 108    $129       $ 10    $32    $  57    $127
 Hartford MidCap HLS
   Fund...................  $60    $  92   $ 123    $160       $ 12    $41    $  71    $158
 Hartford Money Market HLS
   Fund...................  $57    $  85   $ 111    $135       $ 10    $34    $  59    $133
 Hartford Mortgage
   Securities HLS Fund....  $57    $  85   $ 111    $135       $ 10    $34    $  59    $133
 Hartford Small Company
   HLS Fund...............  $60    $  94   $ 126    $167       $ 13    $43    $  75    $165
 Hartford Stock HLS
   Fund...................  $57    $  85   $ 111    $136       $ 10    $34    $  60    $134

                            If you do not Surrender your Contract:
                             1 YEAR   3 YEARS   5 YEARS   10 YEARS
 SUB-ACCOUNT                -------- --------- --------- ----------
 RETAIL MUTUAL FUNDS:
 American Century Equity
   Income Fund............    $ 17      $51      $  89      $193
 Dreyfus Life Time Growth
   Portfolio..............    $ 19      $58      $  99      $215
 Dreyfus Life Time Growth
   and Income Portfolio...    $ 18      $56      $  96      $208
 Dreyfus Life Time Income
   Portfolio..............    $ 17      $52      $  90      $197
 Dreyfus Premier Core Bond
   Fund...................    $ 17      $51      $  88      $192
 Franklin Balance Sheet
   Investment Fund........    $ 16      $50      $  87      $189
 Franklin Small-Mid Cap
   Growth Fund............    $ 15      $47      $  81      $178
 Franklin Mutual Shares
   Fund...................    $ 18      $57      $  98      $213
 Invesco Financial
   Services Fund..........    $ 19      $60      $ 102      $222
 Invesco Leisure Fund.....    $ 20      $63      $ 108      $233
 Invesco Small Company
   Growth Fund............    $ 20      $61      $ 104      $225
 Invesco Technology
   Fund...................    $ 17      $51      $  88      $192
 Invesco
   Telecommunications
   Fund...................    $ 18      $55      $  94      $204
 Janus Adviser Capital
   Appreciation Fund......    $ 20      $61      $ 105      $227
 Janus Adviser
   International Fund.....    $ 21      $65      $ 111      $240
 Janus Adviser Worldwide
   Fund...................    $ 19      $59      $ 102      $221
 John Hancock Small Cap
   Value Fund.............    $ 20      $63      $ 108      $232
 Massachusetts Investors
   Growth Stock Fund......    $ 15      $47      $  81      $177
 MFS Capital Opportunities
   Fund...................    $ 19      $58      $  99      $215
 MFS High Income Fund.....    $ 17      $51      $  89      $193
 MFS Mid Cap Growth
   Fund...................    $ 19      $60      $ 102      $222
 MFS Utilities Fund.......    $ 18      $56      $  97      $211
 MFS Value Fund...........    $ 19      $58      $ 100      $216
 Oppenheimer Capital
   Appreciation Fund......    $ 17      $52      $  90      $197
 Oppenheimer Global
   Fund...................    $ 17      $54      $  93      $202
 Templeton Foreign Fund...    $ 18      $57      $  98      $213
 Van Kampen Equity Income
   Fund...................    $ 15      $46      $  79      $173
 INSURANCE COMPANY DEDICAT
   MUTUAL FUNDS:
 Hartford Advisers HLS
   Fund...................    $ 13      $41      $  71      $155
 Hartford Bond HLS Fund...    $ 12      $36      $  63      $138
 Hartford Capital
   Appreciation HLS
   Fund...................    $ 13      $41      $  72      $158
 Hartford Dividend and
   Growth HLS Fund........    $ 13      $41      $  72      $158
 Hartford Global Health
   Fund...................    $ 15      $48      $  83      $181
 Hartford Global
   Technology Fund........    $ 15      $48      $  82      $180
 Hartford Index HLS
   Fund...................    $ 11      $34      $  58      $129
 Hartford MidCap HLS
   Fund...................    $ 14      $42      $  73      $160
 Hartford Money Market HLS
   Fund...................    $ 11      $35      $  61      $135
 Hartford Mortgage
   Securities HLS Fund....    $ 11      $35      $  61      $135
 Hartford Small Company
   HLS Fund...............    $ 14      $44      $  76      $167
 Hartford Stock HLS
   Fund...................    $ 11      $35      $  61      $136

                                    SUMMARY

WHAT ARE THE CONTRACTS?


    The Contracts are group variable annuity contracts. They are issued in connection with certain Employer programs allowing employee participation and special tax treatment under the Code.


WHAT IS THE ACCUMULATION PERIOD?

    During the Accumulation Period, under the Contracts, the Employer makes Contributions to the Contracts that are used to purchase variable Separate Account interests. Contributions allocated to purchase variable interests may, after the deductions described in this Prospectus, be invested in selected Sub-Accounts of a Separate Account.

    During the Accumulation Period, Participants may allocate monies held in a Separate Account among the available Sub-Accounts of the Separate Account. There may be restrictions under certain circumstances.

WHAT IS THE CONTINGENT DEFERRED SALES CHARGE UNDER THE CONTRACT?

    We do not deduct sales charges at the time Contributions are made to the Contract. We deduct a Contingent Deferred Sales Charge from Surrenders of or from the Contract. The percentage of the Contingent Deferred Sales Charge depends on the number of Participant's Contract Years completed with respect to a Participant's Account before the Surrender. It is a percentage of the amount Surrendered.

                                                              CONTINGENT DEFERRED
                                                                 SALES CHARGE
                                                                 AS A PERCENT
                                                                OF PARTICIPANT
PARTICIPANT'S CONTRACT YEARS                                        ACCOUNT
----------------------------                                  -------------------
During the First through the Fifth Year.....................          5%
During the Sixth Year.......................................          4%
During the Seventh Year.....................................          3%
During the Eighth Year......................................          2%
During the Ninth Year.......................................          1%
During the Tenth Year and thereafter........................          0%

    We may reduce the amount or term of the Contingent Deferred Sales Charge (see "Experience Rating under the Contracts" and "Negotiated Charges and Fees").

    No deduction for Contingent Deferred Sales Charges will be made in certain cases.

WHAT CHARGES WILL I PAY ON AN ANNUAL BASIS?


    MORTALITY AND EXPENSE RISK AND ADMINISTRATIVE CHARGE: Because we assume certain risks under the Contract, and we provide certain administrative services, we deduct a daily charge against all Contract values held in the Separate Account during the life of the Contract. This is the charge for mortality and expense risk and administrative undertakings. We deduct this charge at an annual rate from the average daily net assets of the Separate Account. The Mortality and Expense Risk and Administrative Charge can be reduced (See "Experience Rating under the Contracts" and "Negotiated Charges and Fees").



    Before the Annuity Commencement Date, the rate of the Mortality and Expense Risk and Administrative Charge depends on the amount of the aggregate Participant Accounts and equals:



                                                              MORTALITY AND EXPENSE
                                                                    RISK AND
               AGGREGATE PARTICIPANT ACCOUNTS                 ADMINISTRATIVE CHARGE
               ------------------------------                 ---------------------
$1,000,000.00 to $4,999,999.99..............................          1.25%
$5,000,000.00 to $34,999,999.99.............................          0.85%
$35,000,000.00 to $49,999,999.99............................          0.65%
$50,000,000.00 and over.....................................          0.50%


    After the Commencement Date, the rate of the Mortality and Expense Risk and Administrative Charge for all Participant Accounts is 1.25%.

    ANNUAL MAINTENANCE FEE: We deduct an Annual Maintenance Fee from the value of each Participant Account under a Contract. The maximum Annual Maintenance Fee is $30 per year, but this fee may be reduced or waived (see "Experience Rating under the Contracts" and "Negotiated Charges and Fees").

IS THERE A DEDUCTION FOR PREMIUM TAXES?

    We deduct during the Accumulation Period and Annuity Period, as appropriate, for the payment of any Premium Taxes levied against the Contract by a state or other governmental entity. The range is generally up to 3.50%.

IS THERE A DEATH BENEFIT?

    We will pay a Minimum Death Benefit if a Participant dies before the earlier of the Participant's 65th birthday or the Annuity Commencement Date.

PARTICIPANT ACCOUNT LOANS


    You can request a loan from your Participant Account under certain plans. To obtain a loan, you enter into a loan agreement with Hartford that describes all the terms, conditions, fees or charges of your loan. Your Employer's plan may further restrict the amount of your Participant Account available for a loan. Participant Account loans may not be available in all states or in all Contracts, or may be subject to other restrictions.


WHAT IS THE ANNUITY PERIOD?

    At the end of the Accumulation Period, you can allocate Contract values held with respect to your Participant Account to establish Annuitants' Accounts to provide Fixed and/or Variable Annuities under the Contract.

WHAT ANNUITY PAYMENT OPTIONS ARE AVAILABLE?

    When you purchase an Annuity, you may choose one of the following Annuity payment options, or receive a lump sum payment:

    LIFE ANNUITY where we make monthly Annuity payments for as long as the Annuitant lives.

 - Payments under this option stop upon the death of the Annuitant, even if the Annuitant dies after one payment.

    LIFE ANNUITY WITH 120, 180 OR 240 MONTHLY PAYMENTS CERTAIN where we make monthly payments for the life of the Annuitant with the provision that payments will be made for a minimum of 120, 180 or 240 months, as elected. If, at the death of the Annuitant, payments have been made for less than the minimum elected number of months, then any remaining guaranteed monthly payments will be paid to the Beneficiary unless other provisions have been made and approved by us.

    UNIT REFUND LIFE ANNUITY where we make monthly payments during the life of the Annuitant and when the Annuitant dies, we pay any remaining value to the Beneficiary. See Annuity payment Option 3 for a discussion of how the remaining value is determined.

    JOINT AND LAST SURVIVOR ANNUITY where we make monthly payments during the joint lifetime of the Annuitant and a designated individual (called the joint Annuitant) and then throughout the remaining lifetime of the survivor.

 - When the Annuity is purchased, the Annuitant elects what percentage (50%, 66 2/3%, or 100%) of the monthly Annuity payment will continue to be paid to the survivor.

 - It is possible for an Annuitant and joint Annuitant to receive only one payment in the event of the common or simultaneous death of the Annuitant and joint Annuitant prior to the due date for the second payment.

    PAYMENTS FOR A DESIGNATED PERIOD where we agree to make monthly payments for the number of years selected. Under the Contracts, the minimum number of years is five. In the event of the Annuitant's death prior to the end of the designated period, any then remaining balance of proceeds will be paid in one sum to the Beneficiary unless other provisions have been made and approved by us.

 - Surrenders are subject to the limitations set forth in the contract and we may deduct a Contingent Deferred Sales Charge.

    UNDER ANY OF THE ANNUITY PAYMENT OPTIONS ABOVE, EXCEPT THE PAYMENTS FOR A DESIGNATED PERIOD OPTION (ON A VARIABLE BASIS), NO SURRENDERS ARE PERMITTED AFTER ANNUITY PAYMENTS COMMENCE.

                        PERFORMANCE RELATED INFORMATION

    The Separate Account may advertise certain performance related information concerning its Sub-Accounts. Performance information about a Sub-Account is based on the Sub-Account's past performance only and is no indication of future performance. Certain Funds available through Separate Account Eleven are retail mutual funds that publish performance related information in newspapers, magazines, the internet and other media. Performance information published by a retail mutual fund will be different than the performance information published by Separate Account Eleven because performance information of a retail mutual fund does not include the expenses charged by Separate Account Eleven.

    When a Sub-Account advertises its standardized total return, it will usually be calculated for one year, five years, and ten years or some other relevant periods if the Sub-Account has not been in existence for at least ten years. Total return is measured by comparing the value of an investment in the Sub-Account at the beginning of the relevant period to the value of the investment at the end of the period (assuming the deduction of any contingent deferred sales charge which would be payable if the investment were redeemed at the end of the period). Total return figures are net of all total fund operating expenses, the contingent deferred sales charge, the highest charge for mortality and expense risk and administrative undertakings, if applicable, and the highest Annual Maintenance Fee.

    A Separate Account may also advertise non-standard total returns that pre-date the inception date of the Separate Account. These non-standardized total returns are calculated by assuming that the Sub-Accounts have been in existence for the same periods as the underlying Funds and by taking deductions for charges equal to those currently assessed against the Sub-Accounts. This figure will usually be calculated for one year, five years, and ten years or other periods. Non-standardized total return figures are net of total fund operating expenses, the actual charge for mortality, and expense risk and administrative undertakings, if applicable, and do not take into account contingent deferred sales charges and the Annual Maintenance Fee. Therefore, non-standardized total return for a Sub-Account is higher than standardized total return for a Sub-Account. These non-standardized returns must be accompanied by standardized total returns.

    If applicable, a Sub-Account may advertise yield in addition to total return. The yield will be computed in the following manner: the net investment income per unit earned during a recent 30 day period is divided by the unit value on the last day of the period. This figure reflects the recurring charges on the Separate Account level including the charge for mortality, expense risk, administrative undertakings and the Annual Maintenance Fee.

    A money market Sub-Account may advertise yield and effective yield. The yield of the Sub-Account is based upon the income earned by the Sub-Account over a seven-day period and then annualized, i.e. the income earned in the period is assumed to be earned every seven days over a 52-week period and stated as a percentage of the investment. Effective yield is calculated similarly but when annualized, the income earned by the investment is assumed to be reinvested in Sub-Account units and thus compounded in the course of a 52-week period. Yield and effective yield reflect the recurring charges on the Separate Account level including the charge for mortality, expense risk, administrative undertakings and the Annual Maintenance Fee.

    We may provide information on various topics to Contract Owners and prospective Contract Owners in advertising, sales literature or other materials. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, dollar cost averaging and asset allocation), the advantages and disadvantages of investing in tax-deferred and taxable instruments, customer profiles and hypothetical purchase scenarios, financial management and tax and retirement planning, and other investment alternatives, including comparisons between the Contracts and the characteristics of and market for such alternatives.

                        HARTFORD LIFE INSURANCE COMPANY

    Hartford Life Insurance Company is a stock life insurance company engaged in the business of writing life insurance, both individual and group, in all states of the United States and the District of Columbia. We were originally incorporated under the laws of Massachusetts on June 5, 1902, and subsequently redomiciled to Connecticut. Our offices are located in Simsbury, Connecticut; however, our mailing address is P.O. Box 1583, Hartford, CT 06144-1583. We are ultimately controlled by The Hartford Financial Services Group, Inc., one of the largest financial service providers in the United States.

                               HARTFORD'S RATINGS


RATING AGENCY                 EFFECTIVE DATE OF RATING    RATING         BASIS OF RATING
-------------                 ------------------------   --------   --------------------------
A.M. Best and                           4/1/00              A+      Financial performance
Company, Inc.
Standard & Poor's                       8/1/00             AA       Insurer financial strength
Fitch                                  12/1/00             AA+      Financial strength
Moody's                                10/1/00             Aa3      Insurer financial strength


    These ratings apply to Hartford's ability to meet its obligations under the Contract. The ratings do not apply to the Separate Account or the underlying Funds.

                              THE SEPARATE ACCOUNT

    We set aside and invest assets of the Contract in the Separate Account. The Separate Account is registered as a unit investment trust under the Investment Company Act of 1940. This registration does not involve supervision by the Commission of the management or the investment practices of the Separate Account or Hartford. The Separate Account meets the definition of "separate account" under federal securities law. The Separate Account holds only assets for variable annuity contracts. The Separate Account:

    - Holds assets for the benefit of Participants and Contract Owners, and the persons entitled to the payments described in the Contract.


    - Is not subject to the liabilities arising out of any other business Hartford may conduct. However, all obligations under the Contract are general corporate obligations of Hartford.


    - Is not affected by the rate of return of Hartford's General Account or by the investment performance of any of Hartford's other separate accounts.

    - May be subject to liabilities from a Sub-Account of the Separate Account that holds assets of other contracts offered by the Separate Account which are not described in this Prospectus.

    - Is credited with income and gains, and takes losses, whether or not realized, from the assets it holds.

    WE DO NOT GUARANTEE THE INVESTMENT RESULTS OF THE SEPARATE ACCOUNT. THERE IS NO ASSURANCE THAT THE VALUE OF YOUR PARTICIPANT ACCOUNT WILL EQUAL THE TOTAL OF THE CONTRIBUTIONS MADE TO YOUR PARTICIPANT ACCOUNT.

    Separate Account Eleven was established on December 1, 2000.

                                   THE FUNDS


    The Separate Account is divided into "Sub-Accounts." Each Sub-Account invests in an underlying Fund. You choose the Funds that fit your investment goals and risk tolerance. Each Fund has its own investment objective, so each Fund is subject to different risks and expenses. For more complete information about each Fund, including risks and expenses, call us at 1-800-528-9009 to obtain each Fund's prospectus. Before investing, you should carefully read each Fund's prospectus along with this prospectus.


    We do not guarantee the investment results of any of the underlying Funds. The Funds may not be available in all states or in all Contracts.

    Some of the Funds are retail mutual funds that are also directly available to the public without a Separate Account. If you were to purchase these Funds directly from a broker or mutual fund company, you would not receive the death benefit or incur the expenses of the Separate Account.

    Some of the Funds are mutual funds that are dedicated exclusively for purchase by insurance company separate accounts. These Funds are not available directly to the public.

    The investment goals of each of the Funds are shown below.

RETAIL MUTUAL FUNDS:


  AMERICAN CENTURY EQUITY INCOME FUND -- Seeks current income. Capital appreciation is a secondary objective.


  DREYFUS LIFETIME GROWTH PORTFOLIO -- Seeks capital appreciation by investing in a mix of stocks and bonds. The portfolio may invest up to 25% of its net assets in foreign securities.

  DREYFUS LIFETIME GROWTH AND INCOME PORTFOLIO -- Seeks maximum total return (capital appreciation plus current income) by investing in a mix of stocks and bonds. The portfolio may invest up to 15% of its net assets in foreign securities.

  DREYFUS LIFETIME INCOME PORTFOLIO -- Seeks maximum current income by investing in a mix of bonds, stocks and money market instruments, all of which are U.S. securities. Capital appreciation is a secondary goal.


  DREYFUS PREMIER CORE BOND FUND -- Seeks maximum total return through capital appreciation and current income.



  FRANKLIN BALANCE SHEET INVESTMENT FUND -- Seeks high total return of which capital appreciation and income are components.



  FRANKLIN SMALL-MID CAP GROWTH FUND -- Seeks long-term capital growth.



  FRANKLIN MUTUAL SHARES FUND -- Seeks capital appreciation and income.



  INVESCO FINANCIAL SERVICES FUND -- Seeks to make your investment grow. The Fund invests primarily in the equity securities of companies involved in the financial services sector.



  INVESCO LEISURE FUND -- Seeks to make your investment grow. The Fund invests primarily in the equity securities of companies engaged in the design, production and distribution of products related to the leisure activities of individuals.



  INVESCO SMALL COMPANY GROWTH FUND -- Seeks to make your investment grow.



  INVESCO TECHNOLOGY FUND -- Seeks to make your investment grow. The Fund invests primarily in the equity securities of companies engaged in technology-related industries.



  INVESCO TELECOMMUNICATIONS FUND -- Seeks to make your investment grow and attempts to earn income. The Fund invests primarily in the equity securities of companies engaged in the design, development, manufacture, distribution, or sale of communications services and equipment and companies that are involved in supplying equipment or services to such companies.



  JANUS ADVISER CAPITAL APPRECIATION FUND -- Seeks long-term growth of capital.



  JANUS ADVISER INTERNATIONAL FUND -- Seeks long-term growth of capital.



  JANUS ADVISER WORLDWIDE FUND -- Seeks long-term growth of capital in a manner consistent with the preservation of capital.

  JOHN HANCOCK SMALL CAP VALUE FUND -- Seeks capital appreciation.



  MASSACHUSETTS INVESTORS GROWTH STOCK FUND -- Seeks long-term growth of capital and future income rather than current income.



  MFS-REGISTERED TRADEMARK- CAPITAL OPPORTUNITIES FUND -- Seeks capital appreciation.



  MFS-REGISTERED TRADEMARK- HIGH INCOME FUND -- Seeks high current income by investing primarily in a professionally managed, diversified portfolio of fixed income securities, some of which may involve equity features.



  MFS-REGISTERED TRADEMARK- MID CAP GROWTH FUND -- Seeks long-term growth of capital.



  MFS-REGISTERED TRADEMARK- UTILITIES FUND -- Seeks capital growth and current income (income above that available from a portfolio invested entirely in equity securities).



  MFS-REGISTERED TRADEMARK- VALUE FUND -- Seeks capital appreciation and reasonable income.



  OPPENHEIMER CAPITAL APPRECIATION FUND -- Seeks capital appreciation to make your investment grow. It emphasizes investments in common stock.



  OPPENHEIMER GLOBAL FUND -- Seeks capital appreciation by investing mainly in common stocks of U.S. and foreign companies.



  TEMPLETON FOREIGN FUND -- Seeks long-term capital growth.



  VAN KAMPEN EQUITY INCOME FUND -- Seeks the highest possible income consistent with safety of principal. Long-term growth of capital is an important secondary investment objective.


INSURANCE COMPANY DEDICATED MUTUAL FUNDS:


  HARTFORD ADVISERS HLS FUND -- Seeks maximum long-term total return. Sub-advised by Wellington Management.



  HARTFORD BOND HLS FUND -- Seeks a high level of current income, consistent with a competitive total return, as compared to bond funds with similar investment objectives and policies, by investing in debt securities. Sub-advised by HIMCO.



  HARTFORD CAPITAL APPRECIATION HLS FUND -- Seeks growth of capital by investing in stocks selected on the basis of potential for capital appreciation. Sub-advised by Wellington Management.



  HARTFORD DIVIDEND AND GROWTH HLS FUND -- Seeks a high level of current income consistent with growth of capital by investing primarily in stocks. Sub-advised by Wellington Management.



  HARTFORD GLOBAL HEALTH HLS FUND -- Seeks long-term capital appreciation by investing at least 80% of its total assets in equity securities of health care companies worldwide. Sub-advised by Wellington Management.



  HARTFORD GLOBAL TECHNOLOGY HLS FUND -- Seeks long-term capital appreciation by investing at least 80% of its total assets in equity securities of technology companies worldwide. Sub-advised by Wellington Management.



  HARTFORD INDEX HLS FUND -- Seeks to provide investment results that approximate the price and yield performance of publicly traded common stocks in the aggregate. Sub-advised by HIMCO.



  HARTFORD MIDCAP HLS FUND -- Seeks long-term capital growth by investing primarily in stocks selected on the basis for capital appreciation. Sub-advised by Wellington Management.


  HARTFORD MONEY MARKET HLS FUND -- Seeks maximum current income consistent with liquidity and preservation of capital. Sub-advised by HIMCO.

  HARTFORD MORTGAGE SECURITIES HLS FUND -- Seeks maximum current income consistent with safety of principal and maintenance of liquidity by investing primarily in mortgage-related securities. Sub-advised by HIMCO.



  HARTFORD SMALL COMPANY HLS FUND -- Seeks growth of capital by investing primarily in stocks selected on the basis of potential for capital appreciation. Sub-advised by Wellington Management.



  HARTFORD STOCK HLS FUND -- Seeks long-term growth of capital, with income as a secondary consideration, by investing primarily in stocks. Sub-advised by Wellington Management.


INVESTMENT ADVISERS


    American Century Investment Management, Inc., 4500 Main Street, Kansas City, Missouri 64111, is the investment adviser to American Century Equity Income Fund.



    The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166 serves as investment adviser for the Dreyfus LifeTime Growth Portfolio, Dreyfus LifeTime Growth and Income Portfolio, Dreyfus LifeTime Income Portfolio and Dreyfus Premier Core Bond Fund. Dreyfus has engaged its affiliate, Mellon Equity Associates, 500 Grant Street, Pittsburgh, Pennsylvania 15258, to serve as sub-investment adviser to Dreyfus LifeTime Growth Portfolio, Dreyfus LifeTime Growth and Income Portfolio and Dreyfus LifeTime Income Portfolio.



    Franklin Advisory Services, LLC, One Parker Plaza, Ninth Floor, Fort Lee, New Jersey 07024, is the investment adviser to the Franklin Balance Sheet Investment Fund.



    Franklin Advisers, Inc., One Franklin Parkway, San Mateo, California 94403-1906, is the investment manager to the Franklin Small-Mid Cap Growth Fund.



    Franklin Mutual Advisers, LLC, 51 John F. Kennedy Parkway, Short Hills, New Jersey 07078, is the investment adviser to the Franklin Mutual Shares Fund.



    INVESCO, located at 7800 East Union Avenue, Denver Colorado, is the investment adviser to Invesco Financial Services Fund, Invesco Leisure Fund, Invesco Small Company Growth Fund, Invesco Technology Fund and Invesco Telecommunications Fund.



    Janus Capital, 100 Fillmore Street, Denver, Colorado 80206-4928, is the investment adviser to Janus Adviser Capital Appreciation Fund, Janus Adviser International Fund and Janus Adviser Worldwide Fund.



    John Hancock Advisers, Inc., 101 Huntington Avenue, Boston, Massachusetts 02199-7603, is the investment adviser to John Hancock Small Cap Value Fund.



    Massachusetts Financial Services Company, 500 Boylston Street, Boston, Massachusetts 02116, is the investment adviser to Massachusetts Investors Growth Stock Fund, MFS-Registered Trademark- Capital Opportunities Fund,
MFS-Registered Trademark- High Income Fund, MFS-Registered Trademark- Mid Cap Growth Fund, MFS-Registered Trademark- Utilities Fund and
MFS-Registered Trademark- Value Fund.



    OppenheimerFunds, Inc., 498 Seventh Avenue, Tenth Floor, New York NY 10018, is the investment manager to Oppenheimer Capital Appreciation Fund and Oppenheimer Global Fund.



    Templeton Global Advisors Limited, Lyford Cay, Nassau, Bahamas, is the investment adviser to Templeton Foreign Fund.



    Van Kampen Asset Management Inc., 1 Parkview Plaza, Oakbrook Terrace, Illinois 60181-5555, is the investment adviser to Van Kampen Equity Income Fund.


    Hartford HLS Funds are sponsored and administered by Hartford. HL Investment Advisors, LLC ("HL Advisors") serves as the investment adviser to each of the Hartford HLS Funds. Wellington Management Company, LLP ("Wellington Management") and Hartford Investment Management Company ("HIMCO") serve as sub-investment advisors and provide day to day investment services.

    Hartford Bond HLS Fund, Hartford Capital Appreciation HLS Fund, Hartford Dividend and Growth HLS Fund, and Hartford Money Market HLS Fund are each a separate Maryland corporation registered with the Securities and Exchange Commission as an open-end management investment company.

    The shares of each Hartford HLS Fund have been divided into Class IA and Class IB. Only Class IA shares are available in this Contract.

    MIXED AND SHARED FUNDING: Shares of the Funds that are dedicated to insurance company separate accounts are sold to our other separate accounts and our insurance company affiliates or other unaffiliated insurance companies to serve as the underlying investment for both variable annuity contracts and variable life insurance contracts, a practice known as "mixed and shared funding." As a result, there is a possibility that a material conflict may arise between the interests of Contract Owners, and of owners of other contracts whose contract values are allocated to one or more of these other separate accounts investing in any one of the Funds. In the event of any such material conflicts, we will consider what action may be appropriate, including removing the Fund from the Separate Account or replacing the Fund with another Fund. There are certain risks associated with mixed and shared funding, as disclosed in the Funds' prospectus.

    VOTING RIGHTS: We are the legal owners of all Fund shares held in the Separate Account and we have the right to vote at the Fund's shareholder meetings. To the extent required by federal securities laws or regulations, we will:

    - Notify the Contract Owner of any Fund shareholders' meeting if the shares held for the Contract may be voted;

    - Send proxy materials and a form of instructions to the Contract Owner that may be used to tell us how to vote the Fund shares held for the Contract;

    - Arrange for the handling and tallying of proxies received from Contract Owners;

    - Vote all Fund shares attributable to a Contract according to instructions received from the Contract Owner; and

    - Vote all Fund shares for which no voting instructions are received in the same proportion as shares for which instructions have been received.

    If any federal securities laws or regulations, or their present interpretation, change to permit us to vote Fund shares on our own, we may decide to do so. Contract Owners may attend any shareholder meeting at which shares held for their Contract may be voted.

    During the Annuity Period under a Contract, the number of votes will decrease as the assets held to fund the Annuity benefits will decrease.

    SUBSTITUTION, ADDITION OR DELETION OF FUNDS, SEPARATE ACCOUNTS AND/OR SUB-ACCOUNTS: We reserve the right, subject to any applicable law, to substitute the shares of any other registered investment company for the shares of any Fund held by the Separate Account. Substitution may occur if shares of the Fund(s) become unavailable or due to changes in applicable law or interpretations of law or as we deem appropriate. Current law requires notification to you of any such substitution and approval of the Securities and Exchange Commission. We also reserve the right, subject to any applicable law, to offer additional Sub-Accounts with differing investment objectives, and to make existing Sub-Account options unavailable under the Contracts in the future.

    We may offer additional separate account options from time to time under these Contracts. Such new options will be subject to the then in effect charges, fees, and or transfer restrictions for the Contracts for such additional separate accounts.

    ADMINISTRATIVE SERVICES -- Hartford has entered into agreements with the investment advisers or distributors of many of the Funds. Under the terms of these agreements, Hartford provides administrative services and the Funds pay a fee to Hartford that is usually based on an annual percentage of the average daily net assets of the Funds. These agreements may be different for each Fund or each Fund family.

                             GENERAL ACCOUNT OPTION

    IMPORTANT INFORMATION YOU SHOULD KNOW: THE PORTION OF THE CONTRACT RELATING TO THE GENERAL ACCOUNT OPTION IS NOT REGISTERED UNDER THE SECURITIES ACT OF 1933 ("1933 ACT") AND THE GENERAL ACCOUNT OPTION IS NOT REGISTERED AS AN INVESTMENT COMPANY UNDER THE INVESTMENT COMPANY ACT OF 1940 ("1940 ACT"). NEITHER THE GENERAL ACCOUNT OPTION NOR ANY INTEREST IN THE GENERAL ACCOUNT OPTION IS SUBJECT TO THE PROVISIONS OR RESTRICTIONS OF THE 1933 ACT OR THE 1940 ACT, AND THE STAFF OF THE SECURITIES AND EXCHANGE COMMISSION HAS NOT REVIEWED THE DISCLOSURE REGARDING THE GENERAL ACCOUNT OPTION.

    The General Account option is part of our General Account that includes our company assets.

    DECLARED RATE OF INTEREST -- We credit interest on Contributions made to the General Account at a rate we declare for any period of time that we determine. We may change the declared interest rate from time to time at our discretion.

    GUARANTEED RATE OF INTEREST -- We guarantee a minimum rate of interest. The declared interest rate will not be less than the minimum guaranteed rate of interest.

    DISTRIBUTIONS AND TRANSFERS -- We generally process distributions and transfers from the General Account within a reasonable period of time after we receive a Participant request at our Administrative Office. However, under certain conditions, transfers from the General Account may be limited or deferred. Distributions may be subject to a contingent deferred sales charge and may be deferred.

                                CONTRACT CHARGES

    CONTINGENT DEFERRED SALES CHARGE: The purpose of the Contingent Deferred Sales Charge is to cover expenses relating to the sale and distribution of the Contracts, including:

    - the cost of preparing sales literature,

    - commissions and other compensation paid to distributing organizations and their sales personnel, and

    - other distribution related activities.

    If the Contingent Deferred Sales Charge is not sufficient to cover sales and distribution expenses, we pay those expenses from our general assets, including surplus. Surplus might include profits resulting from unused mortality and expense risk charges.

    There is no deduction for the Contingent Deferred Sales Charge at the time Contributions are made to the Contract. The Contingent Deferred Sales Charge is deducted from Surrenders of or from the Contract. The percentage of the Contingent Deferred Sales Charge depends on the number of Participant's Contract Years completed with respect to a Participant's Account before the Surrender. It is a percentage of the amount Surrendered.

                                                              CONTINGENT DEFERRED
PARTICIPANT'S CONTRACT YEARS                                     SALES CHARGE
----------------------------                                  -------------------
During the First through the Fifth Year.....................          5%
During the Sixth Year.......................................          4%
During the Seventh Year.....................................          3%
During the Eighth Year......................................          2%
During the Ninth Year.......................................          1%
During the Tenth Year and thereafter........................          0%

    We may reduce the amount or term of the Contingent Deferred Sales Charge (see "Experience Rating under the Contracts" and "Negotiated Charges and Fees").

    When you request a full Surrender, the Contingent Deferred Sales Charge is deducted from the amount Surrendered and the balance is paid to you.

 - Example: You request a full Surrender when the value of your Participant Account is $1,000 and the applicable Contingent Deferred Sales Charge is 5%:
    Your Sub-Account(s) will be surrendered by $1,000 and you will receive $950 (i.e., the $1,000 Surrender less the 5% Contingent Deferred Sales Charge).

    If you request a partial Surrender and ask for a specific dollar amount, the Contingent Deferred Sales Charge will be calculated on the total amount that must be withdrawn from your Sub-Account(s) to provide you with the amount requested.

 - Example: You ask for $1,000 when the applicable Contingent Deferred Sales Charge is 5%: Your Sub-Account(s) will be reduced by $1,052.63 (i.e., a total withdrawal of $1,052.63 made up of $52.63 in Contingent Deferred Sales Charge plus the $1,000 you requested). The net amount of $1,000 is paid to you.

    ANNUAL MAINTENANCE FEE: We deduct an Annual Maintenance Fee from the value of each Participant Account under a Contract. The maximum Annual Maintenance Fee is $30 per year, but this fee may be reduced or waived (see "Experience Rating under the Contracts" and "Negotiated Charges and Fees").

    We deduct one-quarter of the Annual Maintenance Fee on the last business day of each calendar quarter. However, if you Surrender the value of your Participant Account in full at any time before the last business day of the calendar quarter, we will deduct one quarter of the Annual Maintenance Fee from the proceeds of the Surrender. We do not deduct the Annual Maintenance Fee during the Annuity Period under a Contract. We deduct the Annual Maintenance Fee on a pro rata basis from the value of the Sub-Accounts chosen with respect to a Participant Account.


IS THERE EVER A TIME WHEN THE CONTINGENT DEFERRED SALES CHARGE DO NOT APPLY?

    We do not deduct the Contingent Deferred Sales Charge and Annual Maintenance Fee from a Surrender from Participant's Account under a Contract in the event of the Participant's:

    - death,

    - disability, within the meaning of Code section 72(m)(7) (provided that any such disability would entitle the Participant to receive social security disability benefits),

    - for 403(b) Contracts, confinement in a nursing home, provided the Participant is confined immediately following at least 90 days of continuous confinement in a hospital or long term care facility,

    - severance from employment with the Employer on or after the Participant Contract Year 5 for Participants age 59 1/2 or older,

    - financial hardship (e.g., an immediate and heavy financial need of the Participant other than purchase of a principal residence or payment for post-secondary education), or

    - in the event that a Participant Account is paid out under one of the available Annuity payment options under the Contracts or under the Systematic Withdrawal Option (except that a Surrender out of Annuity payment option 5 is subject to Contingent Deferred Sales Charges, if applicable).

    Some of the foregoing events may not apply to Participants under an Individual Retirement Annuity.

    If you are otherwise eligible to make a withdrawal from your Participant Account under the terms of your Employer's plan, you can withdraw, on a non-cumulative basis, up to 10% of the value of your Participant Account, without application of a Contingent Deferred Sales Charge for each Participant Contract Year after the first Participant Contract Year. The minimum amount you can withdraw under this provision is $250.

    No deduction for the Contingent Deferred Sales Charge will apply to a transfer to a Related Participant Directed Account Option. A "Related Participant Directed Account Option" is a separate Participant directed investment account under your Employer's plan that your Employer identifies and we accept for the purpose of participant-directed transfers of amounts from the Contract for investment outside of the Contract. The Related Participant Directed Account Option may not be available in all states.

    MORTALITY AND EXPENSE RISK AND ADMINISTRATIVE CHARGE: For providing administrative services, and for assuming mortality and expense risks under the Contract, we deduct a daily charge at an annual rate against all Contract values in the Separate Accounts during the life of the Contract. The rate of the charge depends on the aggregate level of Participant Accounts within the Contract anticipated by your Employer within 24 months of initial purchase by your Employer.

BEFORE ANNUITY COMMENCEMENT DATE


                                                                  MORTALITY AND
                                                                EXPENSE RISK AND
AGGREGATE LEVEL OF PARTICIPANT ACCOUNTS                       ADMINISTRATIVE CHARGE
---------------------------------------                       ---------------------
$1,000,000.00 to $4,999,999.99..............................          1.25%
$5,000,000.00 to $34,999,999.99.............................          0.85%
$35,000,000.00 to $49,999,999.99............................          0.65%
$50,000,000.00 and over.....................................          0.50%


AFTER ANNUITY COMMENCEMENT DATE


                                                                  MORTALITY AND
                                                                EXPENSE RISK AND
                                                              ADMINISTRATIVE CHARGE
                                                              ---------------------
All Participants............................................          1.25%



    When your Employer purchases the Contract, your Employer chooses one of the following two methods that the mortality and expense risk and administrative charge is deducted under the Contract:



    METHOD ONE: The mortality and expense risk and administrative charge is deducted daily. It is assessed as a percentage of the net asset value of each Fund when Accumulation Unit or Annuity Unit values are determined each day.



    METHOD TWO: The mortality and expense risk and administrative charge is deducted each calendar quarter. It is assessed as a percentage of the average daily assets of the Sub-Accounts during the calendar quarter. The charge is deducted from your Participant Account by redeeming the Accumulation Units or Annuity Units in proportion to the dollar amount of the charge.


    The mortality and expense risk and administrative charge compensates us for providing administrative services and for assuming mortality and expense risks under the Contracts. We assume two types of mortality risk and an expense risk:

    MORTALITY RISK DURING THE ACCUMULATION PERIOD -- During the period your Contributions are accumulating, we are required to cover any difference between the Minimum Death Benefit paid and the Participant Account value. These differences may occur during periods of declining value or in periods where the Contingent Deferred Sales Charges would have been applicable. The risk that we bear during this period is that actual mortality rates, in aggregate, may exceed expected mortality rates.

    MORTALITY RISK DURING THE ANNUITY PERIOD -- Once Annuity payouts have begun, we may be required to make Annuity payouts as long as the Annuitant is living, regardless of how long the Annuitant lives. The risk that we bear during this period is that the actual mortality rates, in aggregate, may be lower than the expected mortality rates.

    EXPENSE RISK -- We also bear an expense risk that the Contingent Deferred Sales Charges collected before the Annuity Commencement Date may not be enough to cover the actual cost of selling, distributing and administering the Contract.

    Although variable Annuity payouts will fluctuate with the performance of the underlying Fund selected, your Annuity payouts will NOT be affected by (a) the actual mortality experience of our Annuitants, or (b) our actual expenses if they are greater than the deductions stated in the Contract. Because we cannot be certain how long our Annuitants will live, we charge this percentage fee based on the mortality tables currently in use. This charge enables us to keep our commitments and to pay you as planned.

    We also provide various administrative support services for Plans. These services include recordkeeping, statements of account, internet and automated voice response account access, and participant educational materials.

    If the mortality and expense risk and administrative charge under a Contract is insufficient to cover actual costs incurred by us, we will bear the loss. If the mortality and expense risk and administrative charge exceeds these costs, we will keep the excess as profit. We may use these profits for any proper corporate purpose including, among other things, payment of sales expenses. We expect to make a profit from the mortality and expense risk and administrative charge.


    We may reduce the mortality and expense risk and administrative charge under the Contracts (see "Experience Rating under the Contracts" and "Negotiated Charges and Fees").


    PREMIUM TAXES: We deduct a charge for Premium Tax, if applicable, imposed by a state or other governmental entity. Certain states and municipalities impose a Premium Tax, generally ranging up to 3.50%. In some cases, Premium Taxes are deducted at the time purchase payments are made; in other cases Premium Tax is assessed at the time of annuitization. We will pay Premium Taxes at the time imposed under applicable law. At our sole discretion, we may deduct Premium Taxes at the time we pay such taxes to the applicable taxing authorities, at the time the Contract is surrendered, at the time a death benefit is paid, or at the time a Participant annuitizes.

    TRANSFER FEE: You can transfer your Participant Account values between or among the Sub-Accounts up to 12 times per Participant Contract Year. A Transfer Fee of $5 may apply to each transfer in excess of 12 made in a Participant Contract Year. We do not currently charge the $5 Transfer Fee.

    EXPERIENCE RATING UNDER THE CONTRACTS: We may apply experience credits under a Contract based on investment, administrative, mortality or other factors, including, but not limited to: (1) the total number of Participants, (2) the sum of all Participants' Account values, (3) the allocation of Contract values between the General Account and the Separate Account under the Contract,
(4) present or anticipated levels of Contributions, distributions, transfers, administrative expenses or commissions, and (5) whether we are the exclusive annuity contract provider. Experience credits can take the form of a reduction in the deduction for mortality, expense risk and administrative undertakings, a reduction in the term or amount of any applicable Contingent Deferred Sales Charges, an increase in the rate of interest credited under the Contract, a reduction in the amount of the Annual Maintenance Fee, a reduction in the amount of the Transfer Fee, or any combination of the foregoing. We may apply experience credits either prospectively or retrospectively. We may apply and allocate experience credits in such manner as we deem appropriate. Any such credit will not be unfairly discriminatory against any person, including the affected Contract Owners or Participants. Experience credits have been given in certain cases. Participants in Contracts receiving experience credits will receive notification regarding such credits. Experience credits may be discontinued at our sole discretion in the event of a change in applicable factors.

    NEGOTIATED CHARGES AND FEES: The charges and fees described in this section vary from Contract to Contract, depending on plan characteristics. The Contract Owner can negotiate charges and fees. This flexibility allows us and the Contract Owner to custom design a charge and fee structure that meets the financial goals of both the Contract Owner and Hartford.

    CHARGES OF THE FUNDS: The investment performance of each Fund reflects the management fee that the Fund pays to its investment manager as well as other operating expenses that the Fund incurs. Investment management fees are generally daily fees computed as a percentage of a Fund's average daily net assets as an annual rate. Please read the prospectus for each Fund for complete details.

    PLAN RELATED EXPENSES: The Contract Owner may direct us to deduct amounts from the assets under a Contract to pay certain administrative expenses or other Plan related expenses including, but not limited to, fees to consultants, auditors and other Plan service providers. We will deduct and pay such amounts to the Contract Owner or as directed by the Contract Owner. We may agree to include these amounts as an adjustment to the charge for administrative undertakings for the Separate Account.

                                 THE CONTRACTS

    THE CONTRACTS OFFERED: The Contracts are group variable annuity contracts offered to:

    - Tax deferred annuity programs adopted according to Section 403(b) of the Code by public school systems and certain tax-exempt organizations described in Section 501(c)(3) of the Code;


    - Deferred compensation plans as defined in Section 457 of the Code sponsored by governmental employers or by certain tax exempt organizations described in Section 501(c)(3) of the Code;



    - Retirement plans qualified under Sections 401(a) or 403(a) of the Code;


    - Employee retirement plans established for employees by a State, a political subdivision of a State, or an agency of either a State or a political subdivision of a State; and

    - Individual Retirement Annuity programs adopted according to Section 408 of the Code.

    The Contracts are not available for issuance except as described above. The Contracts are available to Employers with at least $1 million of aggregate Participant Accounts at the time of purchase.

    ASSIGNMENTS: The Contract and a Participant's interest in a Contract cannot be assigned, transferred or pledged.

    PRICING AND CREDITING OF CONTRIBUTIONS: We credit initial Contributions to your Participant Account within two business days after we receive your properly completed application and the initial Contribution at our Administrative Office.


    If the application or other information accompanying the initial Contribution is incomplete when received, we will hold the money in a non-interest bearing account for up to five business days while we try to obtain complete information. If we cannot obtain the information within five business days, we will either return the Contribution and explain why it could not be processed or keep the Contribution if the Participant authorizes us to keep it until the necessary information is provided.


    Subsequent Contributions properly designated for your Participant Account are priced on the Valuation Day that we receive the Contribution at our Administrative Office.

    WHAT IS A SURRENDER CHARGE OFFSET?

    You may be eligible to receive a credit to your Participant Account if you elect to make a Contribution that is transferred from a contract of another carrier within your Plan. The credit is equal to the surrender charge you incurred from the other carrier when you make the transfer, and is limited to a maximum credit of 7%. To be eligible, you must transfer the Contribution initially to the General Account, but you may reallocate the amount afterwards as permitted by the Contract.

    Your Employer may also be eligible for a Group Surrender Charge Offset if the initial payment made to the Contract consists of a transfer of funds held by the plan under an investment vehicle issued by another carrier. If, by reason of the transfer, the plan has paid, or will pay, a surrender charge, market value adjustment or other discontinuance penalty to the other carrier, Hartford will reimburse the plan not to exceed 7% of transferred assets.

    MAY I MAKE CHANGES IN THE AMOUNTS OF MY CONTRIBUTION?

    Yes. There is a $30 minimum amount for initial Contributions or subsequent Contributions that may be made on behalf of a Participant Account under a Contract, unless the Employer's plan provides otherwise, in which case the minimum amount shall not be less than $10. If the Plan adopted by the Contract Owner so provides, the Contract permits the allocation of Contributions, in multiples of 1% among the several Sub-Accounts of the Separate Account. The minimum amount that may be allocated to any Sub-Account in a Separate Account shall not be less than $10. Such changes must be requested in the form and manner prescribed by us.

    MAY I TRANSFER ASSETS BETWEEN SUB-ACCOUNTS?

    Yes, you can transfer the values of your Sub-Account allocations from one or more Sub-Accounts or the General Account option to one or more Sub-Accounts, the General Account option, or any combination thereof during the Accumulation Period. You can make these transfers and changes in allocations by:

    - written request,


    - by calling 1-800-528-9009, or


    - where available, electronically by Internet through our web site at http://retire.hartfordlife.com.

    Any transfers or changes will be effected as of the date we receive your request in good order at our Administrative Office.


    You can transfer your Participant Account values between or among the Sub-Accounts or General Account option up to 12 times per Participant Contract Year. A Transfer Fee of $5 may apply to each transfer in excess of 12 made in a Participant Contract Year. We do not currently charge the $5 Transfer Fee. These restrictions do not apply to transfers made under a Dollar Cost Averaging Program, which are not limited in number and are free of charge.


    If available under your Employer's Plan, you may also transfer amounts to a Related Participant Directed Account Option. The Related Participant Directed Account Option may not be available in all states.

    Transfers of assets presently held in the General Account Option, or which were held in the General Account option at any time during the preceding three months, to any account that we determine is a competing account, are prohibited.

    Similarly, transfers of assets presently held in any account during the preceding three months, that we determine is a competing account, to the General Account Option, are prohibited.

    In addition, we reserve the right to limit the maximum amount transferred or distributed from the General Account option under a Participant Account to 1/6 of such portion of the Participant Account held in the General Account Option in any one Participant Contract Year.

    We, or our agents and affiliates will not be responsible for losses resulting from acting upon telephone or electronic requests reasonably believed to be genuine. We will employ reasonable procedures to confirm that instructions communicated by telephone or electronically are genuine. The procedures we follow for transactions initiated by telephone include requirements that callers provide certain information for identification purposes. All transfer instructions by telephone are tape-recorded. Transfer requests initiated electronically require a personal identification number.

    IT IS YOUR RESPONSIBILITY TO VERIFY THE ACCURACY OF ALL CONFIRMATIONS OF TRANSFERS AND TO PROMPTLY ADVISE US AT OUR ADMINISTRATIVE OFFICE OF ANY INACCURACIES WITHIN 30 DAYS OF THE DATE YOU RECEIVE YOUR CONFIRMATION.


    The right to reallocate Contract values is subject to modification by us if we determine, in our sole opinion, that the exercise of that right by one or more Participants or Contract Owners is, or would be, to the disadvantage of other Participants or Contract Owners. Any modification could be applied to transfers to or from some or all of the Sub-Accounts and could include, but not be limited to, the requirement of a minimum time period between each transfer, not accepting transfer requests of an agent acting under a power of attorney on behalf of more than one Participant or Contract Owner, or limiting the dollar amount that may be transferred between the Sub-Accounts by you at any one time. We will notify you in writing prior to any such modification. SUCH RESTRICTIONS MAY BE APPLIED IN ANY MANNER REASONABLY DESIGNED TO PREVENT ANY USE OF THE TRANSFER RIGHT WHICH WE CONSIDER TO BE TO THE DISADVANTAGE OF OTHER CONTRACT OWNERS OR PARTICIPANTS.


    DOLLAR COST AVERAGING: If, during the Accumulation Period, the portion of your Contract values held under the General Account option is at least $5,000, or the value of your Accumulation Units held under the Hartford Money Market HLS Sub-Account is at least $5,000, you may choose to have a specified dollar amount transferred from either the General Account option or the Hartford Money Market HLS Sub-Account, whichever meets the applicable minimum value, to other Sub-Accounts of the Separate Account at monthly, quarterly, semi-annual or annual intervals ("transfer intervals"). This is known as Dollar Cost Averaging. The main objective of a Dollar Cost Averaging program is to minimize the impact of short term price fluctuations. Since the same dollar amount is transferred to other Sub-Accounts at set intervals, more units are purchased in a Sub-Account if the value per unit is low and less units are purchased if the value per unit is high. Therefore, a lower average cost per unit may be achieved over the long term. A Dollar Cost Averaging program allows investors to take advantage of market fluctuations. However, it is important to understand that Dollar Cost Averaging does not assure a profit or protect against a loss in declining markets.


    The minimum amount that may be transferred to any one Sub-Account at a transfer interval is $100. The transfer date will be the monthly, quarterly, semi-annual or annual anniversary, as applicable, of your first transfer under your initial Dollar Cost Averaging election. The first transfer will commence within five (5) business days after we receive your initial election either on an appropriate election form in good order or by telephone subject to the telephone transfer procedures detailed above. The dollar amount will be allocated to the Sub-Accounts that you specify, in the proportions that you specify on the appropriate election form that we provide or over our recorded telephone line. You may specify a maximum of five (5) Sub-Accounts. If, on any transfer date, your General Account value or the value of your Accumulation Units under the Money Market HLS Sub-Account, as applicable, is less than the amount you have elected to have transferred, your Dollar Cost Averaging program will end. You may cancel your Dollar Cost Averaging election by sending us a written notice at our Administrative Office or by calling one of our representatives at 1-800-528-9009 and giving us notice on our recorded telephone line.


    MAY I REQUEST A LOAN FROM MY PARTICIPANT ACCOUNT?

    During the Accumulation Period, a Participant under a Tax Sheltered Annuity plan may request a loan from his or her Participant Account. Loans from a Participant's Account may not be available in all states or may be subject to restrictions.

    You must pay back your loan according to the payment schedule set by the terms of your loan agreement. The loan agreement describes the terms, conditions, any fees or charges of your loan.

    Loans will have a permanent effect on the Participant's Account because the investment results of each Sub-Account will apply only to the amount remaining in such Sub-Account. The longer a loan is outstanding, the greater the impact on the Participant's Account is likely to be. Also, if not repaid, the outstanding loan balance will reduce the death benefit otherwise payable to the Beneficiary.

    HOW DO I KNOW WHAT MY PARTICIPANT ACCOUNT IS WORTH?

    Your Participant Account value reflects the sum of the amounts under your Participant Account allocated to the General Account option and the Sub-Accounts.

    There are two things that affect your Sub-Account value: (1) the number of Accumulation Units and (2) the Accumulation Unit value. The Sub-Account value is determined by multiplying the number of Accumulation Units by the Accumulation Unit value. Therefore, on any Valuation Day the portion of your Participant Account allocated to the Sub-Accounts will reflect the investment performance of the Sub-Accounts and will fluctuate with the performance of the underlying Funds.

    Contributions made or Contract values allocated to a Sub-Account are converted into Accumulation Units by dividing the amount of the Contribution or allocation, minus any Premium Taxes, by the Accumulation Unit value for that Valuation Day. The more Contributions or Contract values allocated to the Sub-Accounts under your Participant Account, the more Accumulation Units will be reflected under your Participant Account. You decrease the number of Accumulation Units in a Sub-Account under your Participant Account by requesting Surrenders, transferring money out of a Sub-Account, submitting a Death Benefit claim or by electing an annuity payout from your Participant Account.

    To determine the current Accumulation Unit value, we take the prior Valuation Day's Accumulation Unit value and multiply it by the Net Investment Factor for the current Valuation Day.

    The Net Investment Factor is used to measure the investment performance of a Sub-Account from one Valuation Day to the next. At the time your Employer purchases the Contract, your Employer chooses one of the following two methods to calculate the Net Investment Factor:

METHOD ONE

    The Net Investment Factor for each Sub-Account equals:

    - The net asset value per share of each Fund held in the Sub-Account at the end of the current Valuation Day, divided by

    - The net asset value per share of each Fund held in the Sub-Account at the end of the prior Valuation Day; minus

    - The daily mortality and expense risk and administration charge adjusted for the number of days in the period.

METHOD TWO

    The Net Investment Factor for each Sub-Account equals:

    - The net asset value per share of each Fund held in the Sub-Account at the end of the current Valuation Day divided by

    - The net asset value per share of each Fund held in the Sub-Account at the end of the prior Valuation Day.


    We will send you a statement for each calendar quarter, that tells you how many Accumulation Units you have, their value and your total Participant Account value. You can also call 1-800-528-9009 to obtain your Participant Account value or, where available, you may access your account information through our website at http://retire.hartfordlife.com.


    HOW ARE THE UNDERLYING FUND SHARES VALUED?

    The shares of the Fund are valued at net asset value on a daily basis. A complete description of the valuation method used in valuing Fund shares may be found in the accompanying Prospectus of each Fund.

                                 DEATH BENEFITS

    DETERMINATION OF THE BENEFICIARY -- The Beneficiary is the person or persons designated to receive payment of the death benefit upon the death of the Participant. If no designated Beneficiary remains living at the death of the Participant, the Participant's estate is the Beneficiary.

DEATH BEFORE THE ANNUITY COMMENCEMENT DATE:

    - DEATH PRIOR TO AGE 65: If the Participant dies before the Annuity Commencement Date or the Participant's attainment of age 65 (whichever comes first) the Minimum Death Benefit is payable to the Beneficiary. The Minimum Death Benefit is the greater of (a) the value of your Participant Account determined as of the day we receive Due Proof of Death or
      (b) 100% of the total Contributions made to your Participant Account, reduced by any prior partial Surrenders or outstanding loan indebtedness. To the extent you have Related Contracts under your plan, we may take into consideration corresponding Participant Account Values, Contributions, Surrenders, or loan indebtedness in calculating the Minimum Death Benefit. The value of a Participant's Account on any Valuation Day before the Annuity Commencement Date will be reduced by any applicable Premium Taxes not already deducted.

    - DEATH ON OR AFTER AGE 65: If the Participant dies before the Annuity Commencement Date but on or after the Participant's 65th birthday, the Beneficiary will receive the value of your Participant Account (less any applicable Premium Taxes not already deducted) as of the Date we receive Due Proof of Death at our Administrative Offices.

    CALCULATION OF THE DEATH BENEFIT -- If the Participant dies before the Annuity Commencement Date, the death benefit will be calculated as of the date we receive Due Proof of Death. THE DEATH BENEFIT REMAINS INVESTED IN THE SEPARATE ACCOUNT AND/OR GENERAL ACCOUNT OPTION ACCORDING TO YOUR LAST INSTRUCTIONS UNTIL THE PROCEEDS ARE PAID OR WE RECEIVE NEW SETTLEMENT INSTRUCTIONS FROM THE BENEFICIARY. DURING THE TIME PERIOD BETWEEN OUR RECEIPT OF DUE PROOF OF DEATH AND OUR RECEIPT OF THE COMPLETED SETTLEMENT INSTRUCTIONS, THE CALCULATED DEATH BENEFIT WILL BE SUBJECT TO MARKET FLUCTUATIONS. UPON RECEIPT OF COMPLETE SETTLEMENT INSTRUCTIONS, WE WILL CALCULATE THE PAYABLE AMOUNT.

    If the payable amount is taken in a single sum, payment will normally be made within seven days of our receipt of completed settlement instructions.

    You may apply the death benefit payment to any one of the Annuity payment options (see "Annuity payment options") instead of receiving the death benefit payment in a single sum. An election to receive payment of death benefits under an Annuity payment option must be made before a lump sum settlement and within one year after the death by written notice to us at our Administrative Offices. Proceeds due on death may be applied to provide variable payments, fixed payments, or a combination of variable and fixed payments. No election to provide Annuity payments will become operative unless the initial Annuity payment is at least $20 on either a variable or fixed basis, or $20 on each basis when a combination benefit is elected. The manner in which the Annuity payments are determined and in which they may vary from month to month are the same as applicable to a Participant's Account after retirement (see "How are Contributions made to establish my Annuity Account?").

    DEATH ON OR AFTER THE ANNUITY COMMENCEMENT DATE: If the Annuitant dies on or after the Annuity Commencement Date, we will make the payments described below to the Beneficiary under the following Annuity payment options, subject to the specific terms of those Annuity payment options:

x  Life Annuity (Option 1)

x  Life Annuity with 120, 180 or 240 Monthly Payments Certain (Option 2)

x  Unit Refund Life Annuity (Option 3)

x  Joint and Last Survivor Life Annuity (Option 4)

x  Payments for a Designated Period (Option 5)

                             SETTLEMENT PROVISIONS

    After termination of Contributions on behalf of a Participant prior to the selected Annuity Commencement Date for that Participant, you will have the following options:


    1. CONTINUE THE PARTICIPANT'S ACCOUNT UNDER THE CONTRACT. Under this option, when the selected Annuity Commencement Date arrives, payments will begin under the selected Annuity payment option. (See "Annuity payment options"). At any time before the Annuity Commencement Date, a Participant may Surrender his or her Participant Account for a lump sum cash settlement in accordance with 3. below.


    2. TO PROVIDE ANNUITY PAYMENTS IMMEDIATELY. The values in a Participant's Account may be applied, subject to contractual provisions, to provide for Fixed or Variable Annuity payments, or a combination thereof, commencing immediately, under the selected Annuity payment option under the Contract. (See "Annuity payment options").

    3. TO SURRENDER THE PARTICIPANT'S ACCOUNT IN A SINGLE SUM. The amount received will be the value next computed after we receive a written Surrender request for complete Surrender at our Administrative Office, less any applicable Contingent Deferred Sales Charge, Annual Maintenance Fee and Premium Taxes. Payment will normally be made within seven days after we receive the written request.

    4. TO REQUEST A PARTIAL SURRENDER OF THE PARTICIPANT'S ACCOUNT. Partial Surrenders are taken from the Sub-Account(s) that you specify. If you do not specify the Sub-Account(s), we will take the amount out of all applicable Sub-Account(s) on a pro rata basis. We will deduct any applicable Contingent Deferred Sales Charges from the partial Surrender (see "Contract Charges").

    5. TO BEGIN MAKING MONTHLY, QUARTERLY, SEMI-ANNUAL OR ANNUAL WITHDRAWALS WHILE ALLOWING YOUR PARTICIPANT ACCOUNT TO REMAIN IN THE ACCUMULATION PERIOD. Your Participant Account remains subject to the Annual Maintenance Fee and any fluctuations in the investment results of the Sub-Accounts or any of the underlying investments. You may transfer the values of your Participant Account from one or more Sub-Accounts or the General Account option to any other Sub-Account, the General Account option or to any combination thereof, subject to certain restrictions (See "The Contracts"). For a more complete description of the restrictions and limitations of this Option, See "Systematic Withdrawal Option."

    IMPORTANT TAX INFORMATION: THERE ARE CERTAIN RESTRICTIONS ON SECTION
403(B) TAX-SHELTERED ANNUITIES. AS OF DECEMBER 31, 1988, ALL SECTION
403(B) ANNUITIES HAVE LIMITS ON FULL AND PARTIAL SURRENDERS. CONTRIBUTIONS TO THE CONTRACT MADE AFTER DECEMBER 31, 1988 AND ANY INCREASES IN CASH VALUE AFTER DECEMBER 31, 1988 MAY NOT BE DISTRIBUTED UNLESS THE CONTRACT OWNER/EMPLOYEE HAS
A) ATTAINED AGE

59 1/2, B) SEPARATED FROM SERVICE, C) DIED, D) BECOME DISABLED OR E) EXPERIENCED FINANCIAL HARDSHIP (CASH VALUE INCREASES MAY NOT BE DISTRIBUTED FOR HARDSHIPS PRIOR TO AGE 59 1/2). DISTRIBUTIONS PRIOR TO AGE 59 1/2 DUE TO FINANCIAL HARDSHIP OR SEPARATION FROM SERVICE MAY STILL BE SUBJECT TO A PENALTY TAX OF 10%. WE WILL NOT ASSUME ANY RESPONSIBILITY FOR DETERMINING WHETHER A WITHDRAWAL IS PERMISSIBLE, WITH OR WITHOUT TAX PENALTY, IN ANY PARTICULAR SITUATION; OR IN MONITORING WITHDRAWAL REQUESTS REGARDING PRE OR POST JANUARY 1, 1989 CONTRACT VALUES. ANY FULL OR PARTIAL SURRENDER DESCRIBED ABOVE MAY AFFECT THE CONTINUING TAX-QUALIFIED STATUS OF SOME CONTRACTS OR PLANS AND MAY RESULT IN ADVERSE TAX CONSEQUENCES TO THE CONTRACT OWNER. THE CONTRACT OWNER, THEREFORE, SHOULD CONSULT WITH A TAX ADVISER BEFORE UNDERTAKING ANY SUCH SURRENDER. (SEE "FEDERAL TAX CONSIDERATIONS")

    CAN PAYMENT OF THE SURRENDER VALUE EVER BE POSTPONED BEYOND THE SEVEN-DAY PERIOD?

    Yes. It may be postponed whenever (a) the New York Stock Exchange is closed, except for holidays or weekends, or trading on the New York Stock Exchange is restricted as determined by the Securities and Exchange Commission; (b) the Securities and Exchange Commission permits postponement and so orders; or
(c) the Securities and Exchange Commission determines that an emergency exists making valuation of the amounts or disposal of securities not reasonably practicable.

    MAY I SURRENDER ONCE ANNUITY PAYMENTS HAVE STARTED?


    Once Annuity payments have started, no Surrenders are permitted except under a variable annuity under the Annuity Payment Option 5: Payments for a Designated Period. Surrenders may be subject to a Contingent Deferred Sales Charge.


    HOW DO I ELECT AN ANNUITY COMMENCEMENT DATE AND ANNUITY PAYMENT OPTION?

    A Participant selects an Annuity Commencement Date (usually between the Participant's 50th birthday and the date on which the Participant attains age 70 1/2) and an Annuity payment option. The Annuity Commencement Date may be the first day of any month before or including the month of a Participant's 90th birthday, or an earlier date if prescribed by applicable law.

    The Annuity Commencement Date and/or the Annuity payment option may be changed from time to time, but any such change must be made at least 30 days prior to the date on which Annuity payments are scheduled to begin. Annuity payments will normally be made on the first business day of each month or another mutually agreed upon business day.

    The contract contains five Annuity payment options that may be selected on either a Fixed or Variable Annuity basis, or a combination thereof. If a Participant does not elect otherwise, we reserve the right to begin Annuity payments at age 90 under Option 2 with 120 monthly payments certain. However, we will not assume responsibility in determining or monitoring any required minimum distributions. (See "Federal Tax Consequences").

    WHAT IS THE MINIMUM AMOUNT THAT I MAY SELECT FOR AN ANNUITY PAYMENT?

    The minimum Annuity payment is $20. No election may be made which results in a first payment of less than $20. If at any time Annuity payments are or become less than $20, we have the right to change the frequency of payment to intervals that will result in payments of at least $20.

    HOW ARE CONTRIBUTIONS MADE TO ESTABLISH AN ANNUITY ACCOUNT?

    During the Annuity Period, Contract values are applied to establish Annuitant's Accounts under the Contracts to provide Fixed or Variable Annuity payments.

    CAN A CONTRACT BE SUSPENDED BY A CONTRACT OWNER?

    A Contract may be suspended by the Contract Owner by giving us written notice at least 90 days before the effective date of the suspension at our Administrative Office. A Contract will be suspended automatically on its anniversary if the Contract Owner fails to assent to any modification of a Contract. (See "Can a Contract be modified?"). In this context, such modifications would have become effective on or before that anniversary.

    Upon suspension of a 403(b) Contract, we will continue to accept Contributions, subject to the terms of the Contract, as such terms are applicable to Participant's Accounts under the Contracts prior to such suspension. However, no Contributions will be accepted on behalf of any new Participant Accounts. Annuitants at the time of any suspension will continue to receive their Annuity payments. The suspension of a 403(b) Contract will not preclude a Contract Owner from applying existing Participant's Accounts to the purchase of Fixed or Variable Annuity benefits.

    Upon suspension of all other Contracts, Hartford will not accept future contributions.

ANNUITY PAYMENT OPTIONS:

    OPTION 1: LIFE ANNUITY where we make monthly Annuity payments for as long as the Annuitant lives.

 - Payments under this option stop with the last monthly payment preceding the death of the Annuitant, even if the Annuitant dies after one payment. This option offers the maximum level of monthly payments of any of the other life annuity options (Options 2-4) since there is no guarantee of a minimum number of payments nor a provision for a death benefit payable to a Beneficiary.

    OPTION 2: LIFE ANNUITY WITH 120, 180 OR 240 MONTHLY PAYMENTS CERTAIN where we make monthly payments for the life of the Annuitant with the provision that payments will be made for a minimum of 120, 180 or 240 months, as elected. If, at the death of the Annuitant, payments have been made for less than the minimum elected number of months, then any remaining guaranteed monthly payments will be paid to the Beneficiary unless other provisions have been made and approved by us.

    OPTION 3: UNIT REFUND LIFE ANNUITY where we make monthly payments during the life of the Annuitant terminating with the last payment due prior to the death of the Annuitant, except that an additional payment will be made to the Beneficiary if (a) below exceeds (b) below:

                        total amount applied under the option
 (a)  =                    at the Annuity Commencement Date
         --------------------------------------------------------------------
                 Annuity Unit value at the Annuity Commencement Date

         number of Annuity Units represented            number of monthly
 (b)  =  by each monthly Annuity payment made      X    Annuity payments made

    The amount of the additional payments is determined by multiplying the excess, if any, by the Annuity Unit value as of the date we receive Due Proof of Death.

    OPTION 4: JOINT AND LAST SURVIVOR ANNUITY where we make monthly payments during the joint lifetime of the Annuitant and a designated individual (called the joint Annuitant) and then throughout the remaining lifetime of the survivor, ending with the last payment prior to the death of the survivor.

 - When the Annuity is purchased, the Annuitant elects what percentage (50%, 66 2/3%, or 100%) of the monthly Annuity payment will continue to be paid to the survivor.

 - Under this Option 4, it would be possible for an Annuitant and joint Annuitant to receive only one payment in the event of the common or simultaneous death of the Annuitant and joint Annuitant prior to the due date for the second payment.

    OPTION 5: PAYMENTS FOR A DESIGNATED PERIOD where we agree to make monthly payments for the number of years selected. Under the Contracts, the minimum number of years is five. In the event of the Annuitant's death prior to the end of the designated period, any then remaining balance of proceeds will be paid in one sum to the Beneficiary unless other provisions have been made and approved by us.

 - Option 5 does not involve life contingencies and does not provide any mortality guarantee.

    Surrenders are subject to the limitations set forth in the Contract and any applicable Contingent Deferred Sales Charges. (See "Contract Charges").

    UNDER ANY OF THE ANNUITY PAYMENT OPTIONS ABOVE, EXCEPT OPTION 5 (ON A VARIABLE BASIS), NO SURRENDERS ARE PERMITTED AFTER ANNUITY PAYMENTS COMMENCE.

    OPTIONS 2 AND 5 ARE AVAILABLE ONLY IF THE GUARANTEED ANNUITY PAYMENT PERIOD IS LESS THAN THE LIFE EXPECTANCY OF THE ANNUITANT AT THE TIME THE OPTION BECOMES EFFECTIVE. SUCH LIFE EXPECTANCY SHALL BE COMPUTED ON THE BASIS OF THE MORTALITY TABLE PRESCRIBED BY THE IRS OR, IF NONE IS PRESCRIBED, THE MORTALITY TABLE THEN IN USE BY US.


    WE MAY OFFER OTHER ANNUITY PAYMENT OPTIONS FROM TIME TO TIME. NOT ALL ANNUITY PAYMENT OPTIONS WILL BE AVAILABLE IN ALL STATES OR IN ALL CONTRACTS.

SYSTEMATIC WITHDRAWAL OPTION

    If permitted by IRS regulations and the terms of the Employer's plan, a Participant can make withdrawals while allowing his or her Participant Account to remain in the Accumulation Period under the Contract. Eligibility under this provision is limited to Participants who have terminated their employment with the Employer and who have a minimum Individual Account balance of $10,000 at the time they elect the Systematic Withdrawal Option ("SWO"). The maximum payment amount is 1.5% monthly, 4.5% quarterly, 9.0% semi-annually or 18.0% annually of the value of the Participant's Account at the time the SWO is elected. Payments are limited to 18.0% of the Participant's Account annually. The minimum payment amount is $100. SWO payments generally are taxable as ordinary income and, if made prior to age 59 1/2, an IRS tax penalty may apply. Any Sales Charge otherwise applicable is waived on SWO payments.

    Participants elect the specific dollar amount to be withdrawn, the frequency of payments (monthly, quarterly, semi-annually or annually) and the duration of payments (either a fixed number of payments or until the Participant's Account is depleted). The duration of payments may not extend beyond the Participant's life expectancy as of the beginning date of SWO payments or the joint and last survivor life expectancy of the Participant and the Participant's Beneficiary. Participants may not elect the SWO if there is an outstanding loan amount.

    A Participant can change the terms of a SWO as often as four times in each calendar year, can terminate the SWO at any time, and can elect one of the five available Annuity options or a partial or full lump sum withdrawal. If a partial or full lump sum withdrawal is elected within 12 months of a SWO payment, the contingent deferred sales charge that was previously waived, if any, will be deducted from the Participant's Account upon withdrawal. SWO payments will be deducted on a pro rata basis from the General Account option and each Sub-Account to which the Participant's Account is allocated.

    We are not responsible for determining a withdrawal amount that satisfies the minimum distribution requirements under the Code. Participants may be required to change their SWO payment amount to comply with the minimum distribution requirements. Participants should consult a tax adviser to determine whether the amount of their SWO payments meets IRS minimum distribution requirements. For a discussion of the minimum distribution requirements applicable to Participants over age 70 1/2 see, "Federal Tax Considerations".

    The SWO may only be elected pursuant to an election on a form provided by us. Election of the SWO does not affect Participants' other rights under the Contracts.

    HOW ARE VARIABLE ANNUITY PAYMENTS DETERMINED?

    The value of the Annuity Unit for each Sub-Account in the Separate Account for any day is determined by multiplying the value for the preceding day by the product of (1) the Net Investment Factor (see "How is the Accumulation Unit value determined?") for the day for which the Annuity Unit value is being calculated, and (2) a factor to neutralize the assumed net investment rate discussed below.

    The value of the Contract is determined as the product of the value of the Accumulation Unit credited to each Sub-Account no earlier than the close of business on the fifth business day preceding the date the first Annuity payment is due and the number of Accumulation Units credited to each Sub-Account as of the date the Annuity is to commence.

    The first monthly payment varies according to the Annuity payment option selected. The Contract cites Annuity tables derived from the 1983a Individual Annuitant Mortality Table with an assumed interest rate ("A.I.R.") of 4.00% per annum. The total first monthly Annuity payment is determined by multiplying the value (expressed in thousands of dollars) of a Sub-Account (less any applicable Premium Taxes) by the amount of the first monthly payment per $1,000 of value obtained from the tables in the contracts. With respect to Fixed Annuities only, the current rate will be applied if it is higher than the rate under the tables in the Contract.

    Level Annuity payments would be provided if the net investment rate remained constant and equal to the A.I.R. In fact, payments will vary up or down in the proportion that the net investment rate varies up or down from the A.I.R. A higher A.I.R. may produce a higher initial payment but more slowly rising and more rapidly falling subsequent payments than would a lower interest rate assumption.

    The amount of the first monthly Annuity payment, determined as described above, is divided by the value of an Annuity Unit for the appropriate Sub-Account not later than the fifth business day preceding the day on which the payment is due in order to determine the number of Annuity Units represented by the first payment.

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This number of Annuity Units remains fixed during the Annuity Period, and in each subsequent month the dollar amount of the Annuity payment is determined by multiplying this fixed number of Annuity Units by the then current Annuity Unit value.

    The Annuity payments will be made on the date selected. The Annuity Unit value used in calculating the amount of the Annuity payments will be based on an Annuity Unit value determined as of the close of business on a day not more than the fifth business day preceding the date of the Annuity payment.

    Here is an example of how a Variable Annuity is determined:

                       ILLUSTRATION OF ANNUITY PAYMENTS:
            (UNISEX) AGE 65, LIFE ANNUITY WITH 120 PAYMENTS CERTAIN

  A. Net amount applied........................................  $139,782.50
  B. Initial monthly income per $1,000 of payment applied......         6.13
  C. Initial monthly payment (A X B  DIVIDED BY 1,000).........  $    856.87
  D. Annuity Unit Value........................................        3.125
  E. Number of monthly annuity units (C  DIVIDED BY D).........      274.198
  F. Assume annuity unit value for second month equal to.......        2.897
  G. Second monthly payment (F X E)............................  $    794.35
  H. Assume annuity unit value for third month equal to........        3.415
  I. Third month payment (H X E)...............................  $    936.39

    The above figures are simply to illustrate the calculation of a Variable Annuity and have no bearing on the actual historical record of any Separate Account.

                           FEDERAL TAX CONSIDERATIONS

    WHAT ARE SOME OF THE FEDERAL TAX CONSEQUENCES WHICH AFFECT THESE CONTRACTS?

A. GENERAL

    Since the federal tax law is complex, the tax consequences of purchasing this contract will vary depending on your situation. You may need tax or legal advice to help you determine whether purchasing this contract is right for you.

    Our general discussion of the tax treatment of this contract is based on our understanding of federal income tax laws as they are currently interpreted. A detailed description of all federal income tax consequences regarding the purchase of this contract cannot be made in the prospectus. We also do not discuss state, municipal or other tax laws that may apply to this contract. For detailed information, you should consult with a qualified tax adviser familiar with your situation.

B. HARTFORD AND THE SEPARATE ACCOUNT

    The Separate Accounts is taxed as part of Hartford which is taxed as a life insurance company in accordance with the Code. Accordingly, the Separate Account will not be taxed as a "regulated investment company" under Subchapter M of the Code. Investment income and any realized capital gains on the assets of the Separate Account are reinvested and are taken into account in determining the value of the Accumulation and Annuity Units. (See "How is the Accumulation Unit value determined?"). As a result, such investment income and realized capital gains are automatically applied to increase reserves under the contract.

    No taxes are due on interest, dividends and short-term or long-term capital gains earned by the Separate Account with respect to qualified or non-qualified contracts.

C. INFORMATION REGARDING TAX-QUALIFIED RETIREMENT PLANS

    This summary does not attempt to provide more than general information about the federal income tax rules associated with use of a Contract by a tax-qualified retirement plan. Because of the complexity of the federal tax rules, owners, participants and beneficiaries are encouraged to consult their own tax advisors as to specific tax consequences.

    The federal tax rules applicable to owners of Contracts under tax-qualified retirement plans vary according to the type of plan as well as the terms and conditions of the plan itself. Contract owners, plan participants and beneficiaries are cautioned that the rights and benefits of any person may be controlled by the terms and conditions of the tax-qualified retirement plan itself, regardless of the terms and conditions of a Contract. We are not bound by the terms and conditions of such plans to the extent such terms conflict with a Contract, unless we specifically consent to be bound.

    Some tax-qualified retirement plans are subject to distribution and other requirements that are not incorporated into our administrative procedures. Contract owners, participants and beneficiaries are responsible for determining that contributions, distributions and other transactions comply with applicable law. Tax penalties may apply to transactions with respect to tax-qualified retirement plans if applicable federal income tax rules and restrictions are not carefully observed.

    We do not currently offer the Contracts in connection with all of the types of tax-qualified retirement plans discussed below and may not offer the Contracts for all types of tax-qualified retirement plans in the future.

  1. TAX-QUALIFIED PENSION OR PROFIT-SHARING PLANS

    Eligible employers can establish certain tax-qualified pension and profit-sharing plans under section 401 of the Code. Rules under section 401(k) of the Code govern certain "cash or deferred arrangements" under such plans. Rules under section 408(k) govern "simplified employee pensions". Tax-qualified pension and profit-sharing plans are subject to limitations on the amount that may be contributed, the persons who may be eligible to participate and the time when distributions must commence. Employers intending to use the Contracts in connection with tax-qualified pension or profit-sharing plans should seek competent tax and other legal advice.

  2. TAX SHELTERED ANNUITIES UNDER SECTION 403(b)


    Public schools and certain types of charitable, educational and scientific organizations, as specified in section 501(c)(3) of the Code, can purchase tax-sheltered annuity contracts for their employees. Tax-deferred contributions can be made to tax-sheltered annuity contracts under section 403(b) of the Code, subject to certain limitations. In general, contributions may not exceed the lesser of (1) 100% of the participant's compensation, and (2) $40,000 (adjusted for increases in cost-of-living). The maximum elective deferral amount is equal to $11,000 for 2002. The contribution limitation may be increased to allow certain "catch-up" contributions for individuals who have attained age 50.


    Tax-sheltered annuity programs under section 403(b) are subject to a PROHIBITION AGAINST DISTRIBUTIONS FROM THE CONTRACT ATTRIBUTABLE TO CONTRIBUTIONS MADE PURSUANT TO A SALARY REDUCTION AGREEMENT, unless such distribution is made:

    - after the participating employee attains age 59 1/2;

    - upon separation from service;

    - upon death or disability; or

    - in the case of hardship (and in the case of hardship, any income attributable to such contributions may not be distributed).

    Generally, the above restrictions do not apply to distributions attributable to cash values or other amounts held under a section 403(b) contract as of December 31, 1988.

  3. DEFERRED COMPENSATION PLANS UNDER SECTION 457

    A governmental employer or a tax-exempt employer other than a governmental unit can establish a Deferred Compensation Plan under section 457 of the Code. For these purposes, a "governmental employer" is a State, a political subdivision of a State, or an agency or an instrumentality of a State or political subdivision of a State. Employees and independent contractors performing services for a governmental or tax-exempt employer can elect to have contributions made to a Deferred Compensation Plan of their employer in accordance with the employer's plan and section 457 of the Code.


    Deferred Compensation Plans that meet the requirements of section 457(b) of the Code are called "eligible" Deferred Compensation Plans. Section 457(b) limits the amount of contributions that can be made to an eligible Deferred Compensation Plan on behalf of a participant. Generally, the limitation on contributions is (1) 100% of the participant's includible compensation, and
  (2) the applicable dollar amount equal to $11,000 for 2002. The contribution limitation may be increased to allow certain "catch-up" contributions for individuals who have attained age 50.


    All of the assets and income of an eligible Deferred Compensation Plan of a governmental employer must be held in trust for the exclusive benefit of participants and their beneficiaries. For this purpose, custodial accounts and certain annuity contracts are treated as trusts. The requirement of a trust does not apply to amounts under a Deferred Compensation Plan of a tax-exempt (non-governmental) employer. In addition, the requirement of a trust does not apply to amounts under a Deferred Compensation Plan of a governmental employer if the Deferred Compensation Plan is not an eligible plan within the meaning of section 457(b) of the Code. In the absence of such a trust, amounts under the plan will be subject to the claims of the employer's general creditors.

    In general, distributions from an eligible Deferred Compensation Plan are prohibited under section 457 of the Code unless made after the participating employee:

    - attains age 70 1/2,

    - severance from employment,

    - dies, or


    - suffers an unforeseeable financial emergency as defined in the Code.


  4. INDIVIDUAL RETIREMENT ANNUITIES ("IRAS") UNDER SECTION 408

    TRADITIONAL IRAS. Eligible individuals can establish individual retirement programs under section 408 of the Code through the purchase of an IRA. Section 408 imposes limits with respect to IRAs, including limits on the amount that may be contributed to an IRA, the amount of such contributions that may be deducted from taxable income, the persons who may be eligible to contribute to an IRA, and the time when distributions commence from an IRA. Distributions from certain tax-qualified retirement plans may be "rolled-over" to an IRA on a tax-deferred basis.

    SIMPLE IRAS. Eligible employees may establish SIMPLE IRAs in connection with a SIMPLE IRA plan of an employer under section 408(p) of the Code. Special rollover rules apply to SIMPLE IRAs. Amounts can be rolled over from one SIMPLE IRA to another SIMPLE IRA. However, amounts can be rolled over from a SIMPLE IRA to a Traditional IRA only after two years have expired since the employee first commenced participation in the employer's SIMPLE IRA plan. Amounts cannot be rolled over to a SIMPLE IRA from a qualified plan or a Traditional IRA. Hartford is a non-designated financial institution for purposes of the SIMPLE IRA rules.

    ROTH IRAS. Eligible individuals may establish Roth IRAs under section 408A of the Code. Contributions to a Roth IRA are not deductible. Subject to special limitations, a Traditional IRA may be converted into a Roth IRA or a distribution from a Traditional IRA may be rolled over to a Roth IRA. However, a conversion or a rollover from a Traditional IRA to a Roth IRA is not excludable from gross income. If certain conditions are met, qualified distributions from a Roth IRA are tax-free.

  5. FEDERAL TAX PENALTIES AND WITHHOLDING

    Distributions from tax-qualified retirement plans are generally taxed as ordinary income under section 72 of the Code. Under these rules, a portion of each distribution may be excludable from income. The excludable amount is the portion of the distribution that bears the same ratio as the after-tax contributions bear to the expected return.

    (a) PENALTY TAX ON EARLY DISTRIBUTIONS

      Section 72(t) of the Code imposes an additional penalty tax equal to 10% of the taxable portion of a distribution from certain tax-qualified retirement plans. However, the 10% penalty tax does not apply to a distribution that is:

    - Made on or after the date on which the employee reaches age 59 1/2;

    - Made to a beneficiary (or to the estate of the employee) on or after the death of the employee;

    - Attributable to the employee's becoming disabled (as defined in the Code);

    - Part of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the employee or the joint lives (or joint life expectancies) of the employee and his or her designated beneficiary;

    - Except in the case of an IRA, made to an employee after separation from service after reaching age 55; or

    - Not greater than the amount allowable as a deduction to the employee for eligible medical expenses during the taxable year.

      In addition, the 10% penalty tax does not apply to a distribution from an IRA that is:

    - Made after separation from employment to an unemployed IRA owner for health insurance premiums, if certain conditions are met;

    - Not in excess of the amount of certain qualifying higher education expenses, as defined by section 72(t)(7) of the Code; or

    - A qualified first-time homebuyer distribution meeting the requirements specified at section 72(t)(8) of the Code.

      If you are a participant in a SIMPLE IRA plan, you should be aware that the 10% penalty tax is increased to 25% with respect to non-exempt early distributions made from your SIMPLE IRA during the first two years following the date you first commenced participation in any SIMPLE IRA plan of your employer.

    (b) MINIMUM DISTRIBUTION PENALTY TAX

      If the amount distributed is less than the minimum required distribution for the year, the Participant is subject to a 50% penalty tax on the amount that was not properly distributed.

      An individual's interest in a tax-qualified retirement plan generally must be distributed, or begin to be distributed, not later than the Required Beginning Date. Generally, the Required Beginning Date is April 1 of the calendar year following the later of:

    - the calendar year in which the individual attains age 70 1/2; or

    - the calendar year in which the individual retires from service with the employer sponsoring the plan.

      The Required Beginning Date for an individual who is a five (5) percent owner (as defined in the Code), or who is the owner of an IRA, is April 1 of the calendar year following the calendar year in which the individual attains age 70 1/2.

      The entire interest of the Participant must be distributed beginning no later than the Required Beginning Date over:

    - the life of the Participant or the lives of the Participant and the Participant's designated beneficiary, or

    - over a period not extending beyond the life expectancy of the Participant or the joint life expectancy of the Participant and the Participant's designated beneficiary.

      Each annual distribution must equal or exceed a "minimum distribution amount" which is determined by dividing the account balance by the applicable life expectancy. This account balance is generally based upon the account value as of the close of business on the last day of the previous calendar year. In addition, minimum distribution incidental benefit rules may require a larger annual distribution.

      If an individual dies before reaching his or her Required Beginning Date, the individual's entire interest must generally be distributed within five years of the individual's death. However, this rule will be deemed satisfied, if distributions begin before the close of the calendar year following the individual's death to a designated beneficiary and distribution is over the life of such designated beneficiary (or over a period not extending beyond the life expectancy of the beneficiary). If the beneficiary is the individual's surviving spouse, distributions may be delayed until the individual would have attained age 70 1/2.

      If an individual dies after reaching his or her Required Beginning Date or after distributions have commenced, the individual's interest must generally be distributed at least as rapidly as under the method of distribution in effect at the time of the individual's death.

      On January 17, 2001, the Internal Revenue Service published a new set of proposed regulations in the Federal Register relating to minimum required distributions. The discussion above does not take these new proposed regulations into account. Please consult with your tax or legal adviser with any questions regarding the new proposed regulations.

    (c) WITHHOLDING

      In general, regular wage withholding rules apply to distributions from IRAs and plans described in section 457 of the Code. Periodic distributions from other tax-qualified retirement plans that are made for a specified period of 10 or more years or for the life or life expectancy of the participant (or the joint lives or life expectancies of the participant and beneficiary) are generally subject to federal income tax withholding as if the recipient were married claiming three exemptions. The recipient of periodic distributions may generally elect not to have withholding apply or to have income taxes withheld at a different rate by providing a completed election form.

      Mandatory federal income tax withholding at a flat rate of 20% will generally apply to other distributions from section 401 or 403(b) tax-qualified retirement plans unless such distributions are:

    - the non-taxable portion of the distribution;

    - required minimum distributions;

    - hardship distributions; or

    - direct transfer distributions.

      Direct transfer distributions are direct payments to an IRA or to another eligible retirement plan under Code section 401(a)(31).

      Certain states require withholding of state taxes when federal income tax is withheld.


    (d) ROLLOVER DISTRIBUTIONS



      Eligible rollover distributions from qualified retirement plans, section 403(b) arrangements, and governmental 457(b) plans generally can be rolled over to any of such plans or arrangements. Similarly, distributions from an IRA generally are permitted to be rolled over to a qualified plan, section 403(b) arrangement, or governmental 457(b) plan. After tax contributions may be rolled over from a qualified plan into another qualified plan or an IRA. In the case of a rollover from a qualified plan to another qualified plan, the rollover is permitted to be accomplished only through a direct rollover. In addition, a qualified plan is not permitted to accept rollovers of after tax contributions unless the plan provides separate accounting for such contributions (and earnings thereon). After tax contributions (including nondeductible contributions to an IRA) are not permitted to be rolled over from an IRA into a qualified plan, section 403(b) arrangement, or governmental 457(b) plan.


D. DIVERSIFICATION OF THE SEPARATE ACCOUNT


    This Contract invests through the Separate Account in certain underlying funds. Some of the underlying funds are sold only to insurance company separate accounts ("Insurance Company Dedicated Mutual Funds"). The other underlying funds available through the Contract are publicly available funds ("Retail Funds").



    INSURANCE COMPANY DEDICATED MUTUAL FUNDS: The Code requires that investments supporting your contract be adequately diversified. Code Section 817 provides that a variable annuity contract will not be treated as an annuity contract for any period during which the investments made by the separate account or underlying fund are not adequately diversified. If a contract is not treated as an annuity contract, the contract owner will be subject to income tax on annual increases in cash value.


    The Treasury Department's diversification regulations require, among other things, that:

    - no more than 55% of the value of the total assets of the segregated asset account underlying a variable contract is represented by any one investment,

    - no more than 70% is represented by any two investments,

    - no more than 80% is represented by any three investments and

    - no more than 90% is represented by any four investments.

    In determining whether the diversification standards are met, all securities of the same issuer, all interests in the same real property project, and all interests in the same commodity are each treated as a single investment. In the case of government securities, each government agency or instrumentality is treated as a separate issuer.

    A separate account must be in compliance with the diversification standards on the last day of each calendar quarter or within 30 days after the quarter ends. If an insurance company inadvertently fails to meet the diversification requirements, the company may still comply within a reasonable period and avoid the taxation of contract income on an ongoing basis. However, either the company or the contract owner must agree to pay the tax due for the period during which the diversification requirements were not met.

    We monitor the diversification of investments in the separate accounts and test for diversification as required by the Code. We intend to administer all contracts subject to the diversification requirements in a manner that will maintain adequate diversification.


    The foregoing discussion of the diversification rules applies only to Insurance Company Dedicated Mutual Funds.


E. OWNERSHIP OF THE ASSETS IN THE SEPARATE ACCOUNT

    In order for a variable annuity contract to qualify for tax deferral, assets in the separate account supporting the contract must be considered to be owned by the insurance company and not by the contract owner. It is unclear under what circumstances an investor is considered to have enough control over the assets in the separate account to be considered the owner of the assets for tax purposes.

    The IRS has issued several rulings discussing investor control. These rulings say that certain incidents of ownership by the contract owner, such as the ability to select and control investments in a separate account, will cause the contract owner to be treated as the owner of the assets for tax purposes.

    In its explanation of the diversification regulations, the Treasury Department recognized that the temporary regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor, rather than the insurance company, to be treated as the owner of the assets in the account." The explanation further indicates that "the temporary regulations provide that in appropriate cases a segregated asset account may include multiple sub-accounts, but do not specify the extent to which policyholders may direct their investments to particular sub-accounts without being treated as the owners of the underlying assets. Guidance on this and other issues will be provided in regulations or revenue rulings under Section 817(d), relating to the definition of variable contract."

    The final regulations issued under Section 817 did not provide guidance regarding investor control, and as of the date of this prospectus, guidance has yet to be issued. We do not know if additional guidance will be issued. If guidance is issued, we do not know if it will have a retroactive effect.

    Due to the lack of specific guidance on investor control, there is some uncertainty about when a contract owner is considered the owner of the assets for tax purposes. We reserve the right to modify the contract, as necessary, to prevent you from being considered the owner of assets in the separate account.

F. CONTRACTS OWNED BY NON-NATURAL PERSONS

    Code Section 72 contains provisions for contract owners which are not natural persons. Non-natural persons include corporations, trusts, limited liability companies, partnerships and other types of legal entities. The tax rules for contracts owned by non-natural persons are different from the rules for contracts owned by individuals. For example, the annual net increase in the value of the contract is currently includible in the gross income of a non-natural person, unless the non-natural person holds the contract as an agent for a natural person. There are additional exceptions from current inclusion for:

    - certain annuities held by structured settlement companies,

    - certain annuities held by an employer with respect to a terminated qualified retirement plan, and

    - certain immediate annuities.

    A non-natural person which is a tax-exempt entity for federal tax purposes will not be subject to income tax as a result of this provision.

    If the contract owner is a non-natural person, the primary annuitant is treated as the contract owner in applying mandatory distribution rules. These rules require that certain distributions be made upon the death of the contract owner. A change in the primary annuitant is also treated as the death of the contract owner.

G. ANNUITY PURCHASES BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS

    The discussion above provides general information regarding U.S. federal income tax consequences to annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal income tax and withholding on annuity distributions at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state premium tax, other state and/or municipal taxes, and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S., state, and foreign taxation with respect to an annuity purchase.

                                MORE INFORMATION

    CAN A CONTRACT BE MODIFIED?

    Subject to any federal and state regulatory restrictions, we may modify the Contracts at any time by written agreement between the Contract Owner and us. No modification will affect the amount or term of any Annuities begun prior to the effective date of the modification, unless it is required to conform the Contract to, or give the Contract Owner the benefit of, any federal or state statutes or any rule or regulation of the U.S. Treasury Department or the Internal Revenue Service.

    On or after the fifth anniversary of any Contract we may change, from time to time, any or all of the terms of the Contracts by giving 90 days advance written notice to the Contract Owner, except that the Annuity tables, guaranteed interest rates and the contingent deferred sales charges which are applicable at the time a Participant's Account is established under a Contract, will continue to be applicable.

    We reserve the right to modify the Contract at any time if such modification: (i) is necessary to make the Contract or the Separate Account comply with any law or regulation issued by a governmental agency to which we are subject; or (ii) is necessary to assure continued qualification of the contract under the Code or other federal or state laws relating to retirement annuities or annuity contracts; or (iii) is necessary to reflect a change in the operation of the Separate Account or the Sub-Account(s); or (iv) provides additional Separate Account options; or (v) withdraws Separate Account options. In the event of any such modification we will provide notice to the Contract Owner or to the payee(s) during the Annuity period. Hartford may also make appropriate endorsement in the Contract to reflect such modification.

    CAN HARTFORD WAIVE ANY RIGHTS UNDER A CONTRACT?

    We may, at our sole discretion, elect not to exercise a right or reservation specified in this Contract. If we elect not to exercise a right or reservation, we are not waiving it. We may decide to exercise a right or a reservation that we previously did not exercise.

    HOW ARE THE CONTRACTS SOLD?

    Hartford Securities Distribution Company, Inc. ("HSD") serves as Principal Underwriter for the securities issued with respect to the Separate Account. HSD is an affiliate of Hartford. Both HSD and Hartford are ultimately controlled by The Hartford Financial Services Group, Inc. The principal business address of HSD is the same as that of Hartford.

    The securities will be sold by salespersons of HSD who represent Hartford as insurance and variable annuity agents and who are registered representatives or Broker-Dealers who have entered into distribution agreements with HSD.

    HSD is registered with the Commission under the Securities Exchange Act of 1934 as a Broker-Dealer and is a member of the National Association of Securities Dealers, Inc.

    Commissions will be paid by Hartford and will not be more than 5.0% of Contributions and 0.25% annually on Participants' Account values. Sales compensation may be reduced. Hartford may pay or permit other promotional incentives, in cash or credit or other compensation.

    Broker-dealers or financial institutions are compensated according to a schedule set forth by HSD and any applicable rules or regulations for variable insurance compensation. Compensation is generally based on premium payments made by policyholders or contract owners. This compensation is usually paid from the sales charges described in this Prospectus.

    In addition, a broker-dealer or financial institution may also receive additional compensation for, among other things, training, marketing or other services provided. HSD, its affiliates or Hartford may also make compensation arrangements with certain broker-dealers or financial institutions based on total sales by the broker-dealer or financial institution of insurance products. These payments, which may be different for different broker-dealers or financial institutions, will be made by HSD, its affiliates or Hartford out of their own assets and will not effect the amounts paid by the policyholders or contract owners to purchase, hold or surrender variable insurance products.

    WHO IS THE CUSTODIAN OF THE SEPARATE ACCOUNT'S ASSETS?

    Hartford is the custodian of the Separate Account's assets.

    ARE THERE ANY MATERIAL LEGAL PROCEEDINGS AFFECTING THE SEPARATE ACCOUNT?

    There are no material legal proceedings pending to which the Separate Account is a party. Counsel with respect to Federal laws and regulations applicable to the issue and sale of the contracts and with respect to Connecticut law is Christine Hayer Repasy, General Counsel, Hartford Life Insurance Company, P.O. Box 2999, Hartford, CT 06104-2999.

    HOW MAY I GET ADDITIONAL INFORMATION?


    Inquiries will be answered by calling 1-800-528-9009 or your sales representative or by writing to:


    Hartford Life Insurance Company
    P.O. Box 1583
    Hartford, CT 06144-1583

    You can also send inquiries to us electronically by Internet through our website at http://retire.hartfordlife.com.

                               TABLE OF CONTENTS
                                      FOR
                      STATEMENT OF ADDITIONAL INFORMATION

SECTION                                                       PAGE
-------                                                       ----
GENERAL INFORMATION.........................................   2
  Safekeeping of Assets.....................................   2
  Independent Public Accountants............................   2
  Non-Participating.........................................   2
  Misstatement of Age or Sex................................   2
  Principal Underwriter.....................................   3
PERFORMANCE RELATED INFORMATION.............................   3
  Total Return for all Sub-Accounts.........................   3
  Yield for Sub-Accounts....................................   4
  Money Market Sub-Accounts.................................   4
  Additional Materials......................................   5
  Performance Comparisons...................................   5

This form must be completed for all tax-sheltered annuities.

                     SECTION 403(b)(11) ACKNOWLEDGMENT FORM

    The Hartford Variable Annuity Contract which you have recently purchased is subject to certain restrictions imposed by the Tax Reform Act of 1986. Contributions to the Contract after December 31, 1988 and any increases in cash value after December 31, 1988 may not be distributed to you unless you have:

        a. attained age 59 1/2

        b. separated from service

        c. died, or

        d. become disabled.

Distributions of post December 31, 1988 Contributions (excluding any income thereon) may also be made if you have experienced a financial hardship. Also there may be a 10% penalty tax for distributions made prior to age 59 1/2 because of financial hardship or separation from service. Also, please be aware that your 403(b) plan may also offer other financial alternatives other than the Hartford variable annuity. Please refer to your Plan.

Please complete the following and return to:

    Hartford Life Insurance Company
    P.O. Box 1583
    Hartford, CT 06144-1583

Name of Contractholder/Participant _____________________________________________

Address ________________________________________________________________________

City or Plan/School District ___________________________________________________

Date ___________________________________________________________________________

    To obtain a Statement of Additional
Information, complete the form below and mail to:

    Hartford Life Insurance Company
    P.O. Box 1583
    Hartford CT 06144-1583

    Please send a Statement of Additional
Information for Separate Account Eleven to me at the following address:

    _________________________________________
                       Name

     _________________________________________
                      Address

     _________________________________________
         City/State               Zip Code

                       STATEMENT OF ADDITIONAL INFORMATION

                         HARTFORD LIFE INSURANCE COMPANY

                            SEPARATE ACCOUNT ELEVEN


This Statement of Additional Information is not a prospectus. The information contained in this document should be read in conjunction with the Prospectus.

To obtain a Prospectus, send a written request to Hartford Life Insurance Company Attn: IPD/Retirement Plans Service Center, P.O. Box 1583, Hartford, CT 06144-1583

Date of Prospectus: January 28, 2002
Date of Statement of Additional Information: January 28, 2002


                                TABLE OF CONTENTS

GENERAL INFORMATION.........................................................2
    Safekeeping of Assets...................................................2
    Independent Public Accountants..........................................2
    Non-Participating.......................................................2
    Misstatement of Age or Sex..............................................2
    Principal Underwriter...................................................3
PERFORMANCE RELATED INFORMATION.............................................3
    Total Return for all Sub-Accounts.......................................3
    Yield for Sub-Accounts..................................................4
    Money Market Sub-Accounts...............................................4
    Additional Materials....................................................5
    Performance Comparisons.................................................5

                               GENERAL INFORMATION

SAFEKEEPING OF ASSETS

Hartford holds title to the assets of the Separate Account. The assets are kept physically segregated and are held separate and apart from Hartford's general corporate assets. Records are maintained of all purchases and redemptions of the underlying fund shares held in each of the Sub-Accounts.

INDEPENDENT PUBLIC ACCOUNTANTS

The audited financial statements and financial statement schedules included in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report. The principal business address of Arthur Andersen LLP is One Financial Plaza, Hartford, Connecticut 06103.

NON-PARTICIPATING

The Contract is non-participating and we pay no dividends.

MISSTATEMENT OF AGE OR SEX

If an Annuitant's age or sex was misstated on the Contract, any Contract payments or benefits will be determined using the correct age and sex. If we have overpaid Annuity Payouts, an adjustment, including interest on the amount of the overpayment, will be made to the next Annuity Payout or Payouts. If we have underpaid due to a misstatement of age or sex, we will credit the next Annuity Payout with the amount we underpaid and credit interest.

PRINCIPAL UNDERWRITER

Hartford Securities Distribution Company, Inc. ("HSD") serves as Principal Underwriter for the securities issued with respect to the Separate Account. HSD is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a Broker-Dealer and is a member of the National Association of Securities Dealers, Inc. HSD is an affiliate of ours. Both HSD and Hartford are ultimately controlled by The Hartford Financial Services Group, Inc. The principal business address of HSD is the same as ours.

Hartford currently pays HSD underwriting commissions for its role as Principal Underwriter of all variable annuities associated with this Separate Account. For the past three years, the aggregate dollar amount of underwriting commissions paid to HSD in its role as Principal Underwriter has been: 2000: $1,498,662; 1999: $2,894,254; and 1998: $4,072,980.

                         PERFORMANCE RELATED INFORMATION

The Separate Account may advertise certain performance-related information concerning the Sub-Accounts. Performance information about a Sub-Account is based on the Sub-Account's past performance only and is no indication of future performance.

TOTAL RETURN FOR ALL SUB-ACCOUNTS

When a Sub-Account advertises its standardized total return, it will usually be calculated from the date of the inception of the Sub-Account for one, five and ten year periods or some other relevant periods if the Sub-Account has not been in existence for at least ten years. Total return is measured by comparing the value of an investment in the Sub-Account at the beginning of the relevant period to the value of the investment at the end of the period. To calculate standardized total return, Hartford uses a hypothetical initial premium payment of $1,000.00 and deducts for the mortality and risk expense charge, the highest possible contingent deferred charge, any applicable administrative charge and the Annual Maintenance Fee.

The formula Hartford uses to calculate standardized total return is P(1+T) TO THE POWER OF n = ERV. In this calculation, "P" represents a hypothetical initial premium payment of $1,000.00, "T" represents the average annual total return, "n" represents the number of years and "ERV" represents the redeemable value at the end of the period.

In addition to the standardized total return, the Sub-Account may advertise a non-standardized total return. These figures will usually be calculated from the date of inception of the underlying fund for one, five and ten year periods or other relevant periods. Non-standardized total return is measured in the same manner as the standardized total return described above, except that the contingent deferred sales charge and the Annual Maintenance Fee are not deducted. Therefore, non-standardized total return for a Sub-Account is higher than standardized total return for a Sub-Account.

YIELD FOR SUB-ACCOUNTS

If applicable, the Sub-Accounts may advertise yield in addition to total return. At any time in the future, yields may be higher or lower than past yields and past performance is no indication of future performance.

The standardized yield will be computed for periods beginning with the inception of the Sub-Account in the following manner. The net investment income per Accumulation Unit earned during a one-month period is divided by the Accumulation Unit Value on the last day of the period. This figure reflects deductions for the mortality and expense risk charge, any applicable administrative charge and the Annual Maintenance Fee.

The formula Hartford uses to calculate yield is:
YIELD = 2[(a-b/cd +1) TO THE POWER OF 6 -1].

In this calculation, "a" represents the net investment income earned during the period by the underlying fund, "b" represents the expenses accrued for the period, "c" represents the average daily number of Accumulation Units outstanding during the period and "d" represents the maximum offering price per Accumulation Unit on the last day of the period.

MONEY MARKET SUB-ACCOUNTS

A money market fund Sub-Account may advertise yield and effective yield. Yield and effective yield figures reflect the deductions for the Contract, which include the mortality and expense risk charge, any applicable administrative charge and the Annual Maintenance Fee. At any time in the future, current and effective yields may be higher or lower than past yields and past performance is no indication of future performance.

Current yield of a money market fund Sub-Account is calculated for a seven-day period or the "base period" without taking into consideration any realized or unrealized gains or losses on shares of the underlying fund. The first step in determining yield is to compute the base period return. Hartford takes a hypothetical account with a balance of one Accumulation Unit of the Sub-Account and calculates the net change in its value from the beginning of the base period to the end of the base period. Hartford then subtracts an amount equal to the total deductions for the Contract and then divides that number by the value of the account at the beginning of the base period. The result is the base period return or "BPR". Once the base period return is calculated, Hartford then multiplies it by 365/7 to compute the current yield. Current yield is calculated to the nearest hundredth of one percent.

The formula for this calculation is YIELD = BPR X (365/7), where BPR = (A-B)/C. "A" is equal to the net change in value of a hypothetical account with a balance of one Accumulation Unit of the Sub-Account from the beginning of the base period to the end of the base period. "B" is equal to the amount that Hartford deducts for mortality and expense risk charge, any applicable administrative charge and the Annual Maintenance Fee. "C" represents the value of the Sub-Account at the beginning of the base period.

Effective yield is also calculated using the base period return. The effective yield is calculated by adding 1 to the base period return and raising that result to a power equal to 365 divided by 7 and subtracting 1 from the result. The calculation Hartford uses is:
EFFECTIVE YIELD = [(BASE PERIOD RETURN + 1) TO THE POWER OF 365/7] - 1.

ADDITIONAL MATERIALS

We may provide information on various topics to Contract Owners and prospective Contract Owners in advertising, sales literature or other materials. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, dollar cost averaging and asset allocation), the advantages and disadvantages of investing in tax-deferred and taxable instruments, customer profiles and hypothetical purchase scenarios, financial management and tax and retirement planning, and other investment alternatives, including comparisons between the Contracts and the characteristics of and market for any alternatives.

PERFORMANCE COMPARISONS

Each Sub-Account may from time to time include in advertisements the ranking of its performance figures compared with performance figures of other annuity contract's sub-accounts with the same investment objectives which are created by Lipper Analytical Services, Morningstar, Inc. or other recognized ranking services.

Hartford may also compare the performance of the Sub-Accounts against certain widely acknowledged outside standards or indices for stock and bond market performance, such as:

|X| The Standard & Poor's 500 Composite Stock Price Index (the "S&P 500") is a stock market index that includes common stocks of 500 companies from several industrial sectors representing a significant portion of the market value of all stocks publicly traded in the United States, most of which are traded on the New York
     Stock Exchange. Stocks in the S&P 500 are weighted according to their market capitalization (the number of shares outstanding multiplied by the stock's current price).

|X| The Nasdaq Composite Index measures all Nasdaq domestic and non-U.S. based common stocks listed on The Nasdaq Stock Market. The Index is market-value weighted. This means that each company's security affects the Index in proportion to its market value. The market value, the last sale price multiplied by total shares outstanding, is calculated throughout the trading day, and is related to the total value of the Index. The Nasdaq Composite includes over 5,000 companies. On February 5, 1971, the Nasdaq Composite Index began with a base of 100.00.

|X| The Morgan Stanley Capital International EAFE Index (the "EAFE Index") of major markets in Europe, Australia and the Far East is a benchmark of international stock performance. The EAFE Index is "capitalization weighted," which means that a company whose securities have a high market value will contribute proportionately more to the EAFE Index's performance results than a company whose securities have a lower market value.

|X| The Lehman Brothers High Yield Corporate Index is a broad-based market-value-weighted index that tracks the total return performance of non-investment grade, fixed-rate, publicly placed, dollar denominated and nonconvertible debt registered with the SEC.

|X| The Lehman Brothers Government/Corporate Bond Index is a broad based unmanaged, market-value-weighted index of all debt obligations of the U.S. Treasury and U.S. Government agencies (excluding mortgage-backed securities) and all publicly-issued fixed-rate, nonconvertible, investment grade domestic corporate debt.

                               PERFORMANCE TABLES

The following tables illustrate the performance of the Sub-Accounts, assuming a maximum Mortality and Expense and Administrative Charge of 1.25% per annum. Past performance is no guarantee of future performance.


                    STANDARDIZED AVERAGE ANNUAL TOTAL RETURN
                        FOR YEAR ENDED DECEMBER 31, 2001



-------------------------------------------------------------------------------------------------------------------------
                                                          SUB-ACCOUNT                                             SINCE
SUB-ACCOUNT                                             INCEPTION DATE     1 YEAR       5 YEAR      10 YEAR     INCEPTION
-------------------------------------------------------------------------------------------------------------------------
RETAIL MUTUAL FUNDS:
------------------------------------------------------------------------------------------------------------------------
American Century Equity Income Fund                       12/01/2000        1.16%         N/A         N/A         7.09%
------------------------------------------------------------------------------------------------------------------------
Dreyfus Life Time Growth Portfolio                        12/01/2000      -20.60%         N/A         N/A       -18.61%
------------------------------------------------------------------------------------------------------------------------
Dreyfus Life Time Growth and Income Portfolio             12/01/2000      -13.71%         N/A         N/A        -7.28%
------------------------------------------------------------------------------------------------------------------------
Dreyfus Life Time Income Portfolio                        12/01/2000       -5.85%         N/A         N/A        -4.91%
------------------------------------------------------------------------------------------------------------------------
Dreyfus Premier Core Bond Fund                            12/01/2000       -3.68%         N/A         N/A        -1.71%
------------------------------------------------------------------------------------------------------------------------
Franklin Balance Sheet Investment Fund                    12/01/2000        7.36%         N/A         N/A        12.06%
------------------------------------------------------------------------------------------------------------------------
Franklin Small-Mid Cap Growth Fund                        12/01/2000      -28.44%         N/A         N/A       -21.42%
------------------------------------------------------------------------------------------------------------------------
Franklin Mutual Shares Fund                               12/01/2000       -3.48%         N/A         N/A         1.17%
------------------------------------------------------------------------------------------------------------------------
Invesco Financial Services Fund                           12/01/2000      -18.57%         N/A         N/A        -9.99%
------------------------------------------------------------------------------------------------------------------------
Invesco Leisure Fund                                      12/01/2000       -5.30%         N/A         N/A        -1.30%
------------------------------------------------------------------------------------------------------------------------
Invesco Small Company Fund                                12/01/2000      -28.76%         N/A         N/A       -21.92%
------------------------------------------------------------------------------------------------------------------------
Invesco Technology Fund                                   12/01/2000      -51.78%         N/A         N/A       -49.89%
------------------------------------------------------------------------------------------------------------------------
Invesco Telecommunications Fund                           12/01/2000      -59.57%         N/A         N/A       -57.52%
------------------------------------------------------------------------------------------------------------------------
Janus Adviser Capital Appreciation Fund                   12/01/2000      -29.45%         N/A         N/A       -26.31%
------------------------------------------------------------------------------------------------------------------------
Janus Adviser International Fund                          12/01/2000      -30.37%         N/A         N/A       -28.36%
------------------------------------------------------------------------------------------------------------------------
Janus Adviser Worldwide Fund                              12/01/2000      -28.76%         N/A         N/A       -27.67%
------------------------------------------------------------------------------------------------------------------------
John Hancock Small Cap Value Fund                         12/01/2000        0.98%         N/A         N/A         9.34%
------------------------------------------------------------------------------------------------------------------------
Massachusetts Investors Growth Stock Fund                 12/01/2000      -32.29%         N/A         N/A       -29.55%
------------------------------------------------------------------------------------------------------------------------
MFS Capital Opportunities Fund                            12/01/2000      -32.36%         N/A         N/A       -26.62%
------------------------------------------------------------------------------------------------------------------------
MFS High Income Fund                                      12/01/2000       -7.88%         N/A         N/A        -6.21%
------------------------------------------------------------------------------------------------------------------------
MFS Mid Cap Growth Fund                                   12/01/2000      -27.85%         N/A         N/A       -23.50%
------------------------------------------------------------------------------------------------------------------------
MFS Utilities Fund                                        12/01/2000      -32.23%         N/A         N/A       -26.62%
------------------------------------------------------------------------------------------------------------------------
MFS Value Fund                                            12/01/2000      -16.37%         N/A         N/A       -11.15%
------------------------------------------------------------------------------------------------------------------------
Oppenheimer Capital Appreciation Fund                     12/01/2000      -20.95%         N/A         N/A       -17.70%
------------------------------------------------------------------------------------------------------------------------
Oppenheimer Global Fund                                   12/01/2000      -20.20%         N/A         N/A       -15.42%
------------------------------------------------------------------------------------------------------------------------
Templeton Foreign Fund                                    12/01/2000      -16.50%         N/A         N/A       -11.24%
------------------------------------------------------------------------------------------------------------------------
Van Kampen Equity Income Fund                             12/01/2000      -11.17%         N/A         N/A        -7.01%
------------------------------------------------------------------------------------------------------------------------
INSURANCE COMPANY DEDICATED MUTUAL FUNDS:
------------------------------------------------------------------------------------------------------------------------
Hartford Advisers HLS Fund                                12/01/2000      -13.42%         N/A         N/A       -11.97%
------------------------------------------------------------------------------------------------------------------------
Hartford Bond HLS Fund                                    12/01/2000       -0.95%         N/A         N/A         0.59%
------------------------------------------------------------------------------------------------------------------------
Hartford Capital Appreciation HLS Fund                    12/01/2000      -15.54%         N/A         N/A       -10.23%
------------------------------------------------------------------------------------------------------------------------
Hartford Dividend and Growth HLS Fund                     12/01/2000      -12.85%         N/A         N/A        -8.11%
------------------------------------------------------------------------------------------------------------------------
Hartford Global Health HLS Fund                           12/01/2000       -7.30%         N/A         N/A        -4.09%
------------------------------------------------------------------------------------------------------------------------
Hartford Global Technology HLS Fund                       12/01/2000      -30.60%         N/A         N/A       -31.57%
------------------------------------------------------------------------------------------------------------------------
Hartford Index HLS Fund                                   12/01/2000      -20.60%         N/A         N/A       -19.55%
------------------------------------------------------------------------------------------------------------------------
Hartford Mid Cap HLS Fund                                 12/01/2000      -12.62%         N/A         N/A        -5.94%
------------------------------------------------------------------------------------------------------------------------
Hartford Money Market HLS Fund                            12/01/2000       -5.41%         N/A         N/A        -5.28%
------------------------------------------------------------------------------------------------------------------------
Hartford Mortgage Securities HLS Fund                     12/01/2000       -2.05%         N/A         N/A        -1.33%
------------------------------------------------------------------------------------------------------------------------
Hartford Small Company HLS Fund                           12/01/2000      -23.22%         N/A         N/A       -16.81%
------------------------------------------------------------------------------------------------------------------------
Hartford Stock HLS Fund                                   12/01/2000      -20.53%         N/A         N/A       -19.01%
------------------------------------------------------------------------------------------------------------------------

                  NON-STANDARDIZED AVERAGE ANNUAL TOTAL RETURN
                        FOR YEAR ENDED DECEMBER 31, 2001



--------------------------------------------------------------------------------------------------------------------------
                                                                                                                  SINCE
                                                             FUND                                               INCEPTION
SUB-ACCOUNT                                             INCEPTION DATE     1 YEAR     5 YEAR        10 YEAR      OF FUND
--------------------------------------------------------------------------------------------------------------------------
RETAIL MUTUAL FUNDS:
--------------------------------------------------------------------------------------------------------------------------
American Century Equity Income Fund                       03/07/1997        9.68%         N/A         N/A         12.51%
--------------------------------------------------------------------------------------------------------------------------
Dreyfus Life Time Growth Portfolio                        03/31/1995      -13.48%         6.37%       N/A         10.93%
--------------------------------------------------------------------------------------------------------------------------
Dreyfus Life Time Growth and Income Portfolio             03/31/1995       -6.15%         6.28%       N/A          9.50%
--------------------------------------------------------------------------------------------------------------------------
Dreyfus Life Time Income Portfolio                        03/31/1995        2.16%         5.60%       N/A          6.55%
--------------------------------------------------------------------------------------------------------------------------
Dreyfus Premier Core Bond Fund                            10/03/1986        4.40%         5.69%       6.49%        N/A
--------------------------------------------------------------------------------------------------------------------------
Franklin Balance Sheet Investment Fund                    04/02/1990       16.24%        10.43%      13.87%        N/A
--------------------------------------------------------------------------------------------------------------------------
Franklin Small-Mid Cap Growth Fund                        02/14/1992      -21.51%         8.97%       N/A         14.63%
--------------------------------------------------------------------------------------------------------------------------
Franklin Mutual Shares Fund                               12/31/1987        4.62%        10.28%      13.87%        N/A
--------------------------------------------------------------------------------------------------------------------------
Invesco Financial Services Fund                           06/02/1986      -11.28%        12.08%      15.65%        N/A
--------------------------------------------------------------------------------------------------------------------------
Invesco Leisure Fund                                      02/07/1984        2.80%        19.59%      16.53%        N/A
--------------------------------------------------------------------------------------------------------------------------
Invesco Small Company Fund                                12/27/1991      -21.89%        10.01%      12.61%        N/A
--------------------------------------------------------------------------------------------------------------------------
Invesco Technology Fund                                   02/07/1984      -46.18%         6.52%      12.64%        N/A
--------------------------------------------------------------------------------------------------------------------------
Invesco Telecommunications Fund                           08/01/1994      -54.76%         7.13%       N/A         12.51%
--------------------------------------------------------------------------------------------------------------------------
Janus Adviser Capital Appreciation Fund                   05/01/1997      -22.80%         N/A         N/A         16.45%
--------------------------------------------------------------------------------------------------------------------------
Janus Adviser International Fund                          04/30/1997      -23.74%         N/A         N/A          8.81%
--------------------------------------------------------------------------------------------------------------------------
Janus Adviser Worldwide Fund                              05/01/1997      -22.06%         N/A         N/A          9.28%
--------------------------------------------------------------------------------------------------------------------------
John Hancock Small Cap Value Fund                         01/03/1994        9.58%        18.89%       N/A         16.33%
--------------------------------------------------------------------------------------------------------------------------
Massachusetts Investors Growth Stock Fund                 01/01/1935      -25.73%        13.54%      12.24%        N/A
--------------------------------------------------------------------------------------------------------------------------
MFS Capital Opportunities Fund                            06/13/1983      -25.86%         9.67%      13.71%        N/A
--------------------------------------------------------------------------------------------------------------------------
MFS High Income Fund                                      02/17/1978       -0.02%         1.50%       6.14%        N/A
--------------------------------------------------------------------------------------------------------------------------
MFS Mid Cap Growth Fund                                   11/30/1993      -20.94%        14.22%       N/A         14.51%
--------------------------------------------------------------------------------------------------------------------------
MFS Utilities Fund                                        02/14/1992      -25.95%         9.02%       N/A         11.50%
--------------------------------------------------------------------------------------------------------------------------
MFS Value Fund                                            12/31/1995       -8.94%        13.42%       N/A         15.19%
--------------------------------------------------------------------------------------------------------------------------
Oppenheimer Capital Appreciation Fund                     01/22/1981      -13.78%        12.51%      12.90%        N/A
--------------------------------------------------------------------------------------------------------------------------
Oppenheimer Global Fund                                   12/22/1969      -12.89%        13.41%      11.11%        N/A
--------------------------------------------------------------------------------------------------------------------------
Templeton Foreign Fund                                    10/05/1982       -9.06%         3.30%       7.13%        N/A
--------------------------------------------------------------------------------------------------------------------------
Van Kampen Equity Income Fund                             06/28/1991       -3.45%        12.00%      12.31%        N/A
--------------------------------------------------------------------------------------------------------------------------
INSURANCE COMPANY DEDICATED MUTUAL FUNDS:
--------------------------------------------------------------------------------------------------------------------------
Hartford Advisers HLS Fund                                03/31/1983       -5.82%         8.82%       9.76%        N/A
--------------------------------------------------------------------------------------------------------------------------
Hartford Bond HLS Fund                                    08/31/1977        7.33%         6.17%       5.68%        N/A
--------------------------------------------------------------------------------------------------------------------------
Hartford Capital Appreciation HLS Fund                    04/02/1984       -8.09%        13.96%      15.19%        N/A
--------------------------------------------------------------------------------------------------------------------------
Hartford Dividend and Growth HLS Fund                     03/08/1994       -5.23%        10.09%       N/A         13.38%
--------------------------------------------------------------------------------------------------------------------------
Hartford Global Health HLS Fund                           05/01/2000        0.78%         N/A         N/A         26.53%
--------------------------------------------------------------------------------------------------------------------------
Hartford Global Technology HLS Fund                       05/01/2000      -23.77%         N/A         N/A        -36.12%
--------------------------------------------------------------------------------------------------------------------------
Hartford Index HLS Fund                                   05/01/1987      -13.40%         8.81%      10.89%        N/A
--------------------------------------------------------------------------------------------------------------------------
Hartford Mid Cap HLS Fund                                 07/30/1997       -4.82%         N/A         N/A         22.77%
--------------------------------------------------------------------------------------------------------------------------
Hartford Money Market HLS                                 06/30/1980        2.58%         3.78%       3.39%        N/A
--------------------------------------------------------------------------------------------------------------------------
Hartford Mortgage Securities HLS Fund                     01/01/1985        6.16%         5.63%       5.14%        N/A
--------------------------------------------------------------------------------------------------------------------------
Hartford Small Company HLS Fund                           08/09/1996      -15.97%         8.76%       N/A          9.39%
--------------------------------------------------------------------------------------------------------------------------
Hartford Stock HLS Fund                                   08/31/1977      -13.32%         9.99%      12.03%        N/A
--------------------------------------------------------------------------------------------------------------------------


            YIELD AND EFFECTIVE YIELD FOR THE SEVEN-DAY PERIOD ENDED
                               DECEMBER 31, 2001


--------------------------------------------------------------------------------------------------------------------
SUB-ACCOUNT                                                                   YIELD             EFFECTIVE YIELD
--------------------------------------------------------------------------------------------------------------------
Hartford Money Market HLS Fund                                                0.68%                  0.69%
--------------------------------------------------------------------------------------------------------------------


        YIELD QUOTATION BASED ON A 30-DAY PERIOD ENDED DECEMBER 31, 2001


---------------------------------------------------------------------------------------------------------------------
SUB-ACCOUNT                                                                                      YIELD
---------------------------------------------------------------------------------------------------------------------
Hartford Bond HLS Fund                                                                           4.44%
---------------------------------------------------------------------------------------------------------------------
Hartford Mortgage Securities HLS Fund                                                            3.56%
---------------------------------------------------------------------------------------------------------------------

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME

                                                             THIRD QUARTER                 NINE MONTHS
                                                                ENDED                         ENDED
                                                             SEPTEMBER 30,                SEPTEMBER 30,
                                                        ------------------------     -------------------------
(IN MILLIONS) (UNAUDITED)                                  2001         2000            2001          2000
--------------------------------------------------------------------------------------------------------------

REVENUES
Fee income                                              $      534    $      585     $    1,592    $     1,595
Earned premiums and other                                       20             3             65             58
Net investment income                                          377           338          1,106            979
Net realized capital losses                                    (14)           (7)           (36)           (44)
--------------------------------------------------------------------------------------------------------------
       TOTAL REVENUES                                          917           919          2,727          2,588
       -------------------------------------------------------------------------------------------------------

BENEFITS, CLAIMS AND EXPENSES
Benefits and claims                                            459           372          1,290          1,086
Insurance expenses and other                                   153           188            452            456
Amortization of deferred policy acquisition costs
    and present value of future profits                        134            163            417           462
Dividends to policyholders                                      13             7             28             53
Goodwill amortization                                            -             -              3              -
--------------------------------------------------------------------------------------------------------------
       TOTAL BENEFITS, CLAIMS AND EXPENSES                     759           730          2,190          2,057
       -------------------------------------------------------------------------------------------------------

       INCOME BEFORE INCOME TAX EXPENSE (BENEFIT) AND
           CUMULATIVE EFFECT OF ACCOUNTING CHANGES             158           189            537            531
Income tax expense (benefit)                                  (107)           60              2            144
--------------------------------------------------------------------------------------------------------------
       INCOME BEFORE CUMULATIVE EFFECT OF ACCOUNTING
           CHANGES                                             265           129            535            387
Cumulative effect of accounting changes, net of tax              -             -             (6)             -
--------------------------------------------------------------------------------------------------------------

       NET INCOME                                       $      265    $      129     $      529    $       387
--------------------------------------------------------------------------------------------------------------

                 SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

                                                                                  SEPTEMBER 30,     DECEMBER 31,
(IN MILLIONS, EXCEPT FOR SHARE DATA)                                                   2001             2000
----------------------------------------------------------------------------------------------------------------
                                                                                  (Unaudited)
ASSETS
   INVESTMENTS
   Fixed maturities, available for sale, at fair value (amortized cost of
    $17,614 and $14,219)                                                          $     18,324      $     14,257
   Equity securities, at fair value                                                         61                48
   Policy loans, at outstanding balance                                                  3,677             3,573
   Other investments                                                                     1,141               784
----------------------------------------------------------------------------------------------------------------
      Total investments                                                                 23,203            18,662
   Cash                                                                                     71                56
   Premiums receivable and agents' balances                                                 18                15
   Reinsurance recoverables                                                              1,334             1,257
   Deferred policy acquisition costs and present value of future profits                 5,232             4,325
   Deferred income tax                                                                       -               239
   Goodwill                                                                                166              -
   Other assets                                                                            786               537
   Separate account assets                                                             105,092           113,744
----------------------------------------------------------------------------------------------------------------
        TOTAL ASSETS                                                              $    135,902      $    138,835
        --------------------------------------------------------------------------------------------------------

LIABILITIES
   Future policy benefits                                                         $      5,441      $      4,828
   Other policyholder funds                                                             18,632            14,947
   Deferred income tax                                                                      94                 -
   Other liabilities                                                                     1,853             2,124
   Separate account liabilities                                                        105,092           113,744
----------------------------------------------------------------------------------------------------------------
        TOTAL LIABILITIES                                                              131,112           135,643
        --------------------------------------------------------------------------------------------------------

STOCKHOLDER'S EQUITY
   Common stock - 1,000 shares authorized, issued and outstanding,
        par value $5,690                                                                     6                 6
   Capital surplus                                                                       1,806             1,045
   Accumulated other comprehensive income                                                  324                16
   Retained earnings                                                                     2,654             2,125
----------------------------------------------------------------------------------------------------------------
        TOTAL STOCKHOLDER'S EQUITY                                                       4,790             3,192
        --------------------------------------------------------------------------------------------------------
             TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY                           $    135,902      $    138,835
             ---------------------------------------------------------------------------------------------------

                 SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

NINE MONTHS ENDED SEPTEMBER 30, 2001

                                                                               ACCUMULATED OTHER
                                                                         COMPREHENSIVE INCOME (LOSS)
                                                                         -------------------------------

                                                                  NET UNREALIZED   NET GAIN ON
                                                                     GAIN ON        CASH FLOW                    TOTAL
                                              COMMON   CAPITAL    SECURITIES, NET     HEDGING     RETAINED    STOCKHOLDER'S
(IN MILLIONS) (UNAUDITED)                     STOCK    SURPLUS        OF TAX       INSTRUMENTS    EARNINGS       EQUITY
---------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 2000                     $ 6    $ 1,045          $  16         $    -       $  2,125      $ 3,192
COMPREHENSIVE INCOME

Net income                                                                                             529          529
                                                                                                                -------
Other comprehensive income, net of tax (1)
  Cumulative effect of accounting change(2)                              (18)            21                           3
  Net unrealized gain on securities (3)                                  241                                        241
  Net gain on cash flow hedging instruments                                              64                          64
Total other comprehensive income                                                                                    308
                                                                                                                -------
    TOTAL COMPREHENSIVE INCOME                                                                                      837
                                                                                                                -------
  Capital contribution from parent                        761                                                       761
-----------------------------------------------------------------------------------------------------------------------
    BALANCE, SEPTEMBER 30, 2001                $ 6    $ 1,806          $ 239             85       $  2,654      $ 4,790
-----------------------------------------------------------------------------------------------------------------------


NINE MONTHS ENDED SEPTEMBER 30, 2000

                                                                             ACCUMULATED OTHER
                                                                               COMPREHENSIVE
                                                                               INCOME (LOSS)
                                                                            ------------------
                                                                                   NET
                                                                            UNREALIZED CAPITAL
                                                                            GAINS (LOSSES) ON                        TOTAL
                                                  COMMON       CAPITAL       SECURITIES, NET     RETAINED       STOCKHOLDER'S
  (IN MILLIONS) (UNAUDITED)                       STOCK        SURPLUS           OF TAX          EARNINGS           EQUITY
-----------------------------------------------------------------------------------------------------------------------------

  Balance, December 31, 1999                       $ 6         $ 1,045          $  (255)         $ 1,823           $  2,619
  COMPREHENSIVE INCOME
  Net income                                                                                         387                387
                                                                                                                   --------
  Other comprehensive income, net of tax (1)
     Net unrealized gain on securities (3)                                           99                                  99
                                                                                                                   --------
  Total other comprehensive income                                                                                       99
                                                                                                                   --------
    TOTAL COMPREHENSIVE INCOME                                                                                          486
                                                                                                                   --------
    Dividend to parent                                                                              (185)              (185)
---------------------------------------------------------------------------------------------------------------------------
    BALANCE, SEPTEMBER 30, 2000                    $ 6         $ 1,045          $  (156)         $ 2,025           $  2,920
---------------------------------------------------------------------------------------------------------------------------

(1) UNREALIZED GAIN ON SECURITIES IS REFLECTED NET OF TAX PROVISION OF $130 AND $53 FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000, RESPECTIVELY. CUMULATIVE EFFECT OF ACCOUNTING CHANGE IS NET OF TAX BENEFIT OF $2 FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001. NET GAIN ON CASH FLOW HEDGING INSTRUMENTS IS NET OF TAX PROVISION OF $34 FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001.
(2) UNREALIZED GAIN ON SECURITIES, NET OF TAX, INCLUDES CUMULATIVE EFFECT OF ACCOUNTING CHANGE OF $(3) TO NET INCOME AND $21 TO NET GAIN ON CASH FLOW HEDGING INSTRUMENTS.
(3) THERE WERE RECLASSIFICATION ADJUSTMENTS FOR AFTER-TAX LOSSES REALIZED IN NET INCOME OF ($12) AND $(29) FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000, RESPECTIVELY.

                 SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                  NINE MONTHS ENDED
                                                                                                    SEPTEMBER 30,
                                                                                             --------------------------
(IN MILLIONS) (UNAUDITED)                                                                      2001             2000
-----------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
   Net income                                                                                $     529        $     387
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES
   Net realized capital losses                                                                      36               44
   Cumulative effect of accounting changes, net of tax                                               6                -
   Amortization of deferred policy acquisition costs and present value of future profits           417              462
   Additions to deferred policy acquisition costs and present value of future profits             (719)            (691)
   Depreciation and amortization                                                                   (18)             (20)
   (Increase) decrease in premiums receivable and agents' balances                                  (3)               6
   (Decrease) increase in other liabilities                                                       (119)             169
   Change in receivables, payables and accruals                                                    (59)              40
   (Decrease) increase in accrued tax                                                              (22)             262
   Change in deferred income tax                                                                    35              (56)
   Increase in future policy benefits                                                              262              311
   (Increase) decrease in reinsurance recoverables                                                 (84)              27
   Other, net                                                                                     (111)              79
-----------------------------------------------------------------------------------------------------------------------
      NET CASH PROVIDED BY OPERATING ACTIVITIES                                                    150            1,020
-----------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
   Purchases of investments                                                                     (7,074)          (4,134)
   Sales of investments                                                                          3,191            3,458
   Maturities and principal paydowns of fixed maturity investments                               1,688            1,117
   Purchase of affiliates and other                                                                  -                2
   Acquisition of Fortis Financial Group                                                          (715)               -
-----------------------------------------------------------------------------------------------------------------------
      NET CASH (USED FOR) PROVIDED BY INVESTING ACTIVITIES                                      (2,910)             443
-----------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
   Capital contribution from parent                                                                761                -
   Dividends paid                                                                                    -             (185)
   Net receipts (disbursements) for investment and universal life-type
      contracts charged against  policyholder accounts                                           2,014           (1,238)
-----------------------------------------------------------------------------------------------------------------------
      NET CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES                                       2,775           (1,423)
-----------------------------------------------------------------------------------------------------------------------
   Net increase in cash                                                                             15               40
   Cash - beginning of period                                                                       56               55
-----------------------------------------------------------------------------------------------------------------------
      CASH - END OF PERIOD                                                                   $      71        $      95
-----------------------------------------------------------------------------------------------------------------------

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
NET CASH PAID DURING THE PERIOD FOR
Income taxes                                                                                 $      27        $      34

                 SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (DOLLAR AMOUNTS IN MILLIONS, UNLESS OTHERWISE STATED)
                                   (UNAUDITED)

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

(A) BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements of Hartford Life Insurance Company and subsidiaries ("Hartford Life Insurance Company" or the "Company") an indirect, wholly-owned subsidiary of Hartford Life, Inc. ("Hartford Life") have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and note disclosures which are normally included in financial statements prepared on the basis of accounting principles generally accepted in the United States have been condensed or omitted pursuant to those rules and regulations, although the Company believes that the disclosures made are adequate to make the information presented not misleading. In the opinion of management, these statements include all adjustments which were normal recurring adjustments necessary to present fairly the financial position, results of operations and cash flows for the periods presented. For a description of significant accounting policies, see
Note 2 of Notes to Consolidated Financial Statements in Hartford Life Insurance Company's 2000 Form 10-K Annual Report.

On April 2, 2001, Hartford Life acquired the U.S. individual life insurance, annuity and mutual fund businesses of Fortis, Inc. (operating as "Fortis Financial Group", or "Fortis") which was affected through several reinsurance agreements with Hartford Life Insurance Company. The acquisition was accounted for as a purchase transaction and, as such, the applicable revenues and expenses generated by this business from April 2, 2001 forward are included in the Company's Consolidated Statements of Income. (For a further discussion of the Fortis Acquisition, see Note 4.)

Certain reclassifications have been made to prior year financial information to conform to the current year classification of transactions and accounts.

(B) ADOPTION OF NEW ACCOUNTING STANDARDS

Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS Nos. 137 and 138. The standard requires, among other things, that all derivatives be carried on the balance sheet at fair value. The standard also specifies hedge accounting criteria under which a derivative can qualify for special accounting. In order to receive special accounting, the derivative instrument must qualify as a hedge of either the fair value or the variability of the cash flow of a qualified asset or liability, or forecasted transaction. Special accounting for qualifying hedges provides for matching the timing of gain or loss recognition on the hedging instrument with the recognition of the corresponding changes in value of the hedged item. The Company's policy prior to adopting SFAS No. 133 was to carry its derivative instruments on the balance sheet in a manner similar to the hedged item(s).

Upon adoption of SFAS No. 133, the Company recorded a $3 charge in net income as a net of tax cumulative effect of accounting change. The transition adjustment was primarily comprised of gains and losses on derivatives that had been previously deferred and not adjusted to the carrying amount of the hedged item. Also included in the transition adjustment were offsetting gains and losses related to recognizing at fair value all derivatives that are designated as fair-value hedging instruments offset by the difference between the book values and fair values of related hedged items attributable to the hedged risks. The entire transition amount was previously recorded in Accumulated Other Comprehensive Income ("OCI") - Unrealized Gain/Loss on Securities in accordance with SFAS No. 115. Gains and losses on derivatives that were previously deferred as adjustments to the carrying amount of hedged items were not affected by the implementation of SFAS No. 133.

Upon adoption, the Company also reclassified $21, net of tax, to Accumulated OCI
- Net Gain on Cash Flow Hedging Instruments from Accumulated OCI - Unrealized Gain/Loss on Securities. This reclassification reflects the January 1, 2001 net unrealized gain for all derivatives that are designated as cash-flow hedging instruments.

For a further discussion of the Company's accounting policies for derivative instruments, see Note 3 of Notes to Consolidated Financial Statements included in Hartford Life Insurance Company's March 31, 2001 Form 10-Q.

For a further discussion of Hartford Life Insurance Company's derivative results by hedge category for the quarter and nine months ended September 30, 2001, see
Note 3, Derivatives and Hedging Activities below.

Effective April 1, 2001, the Company adopted Emerging Issues Task Force ("EITF") Issue 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets". Under the consensus, investors in certain asset-backed securities are required to record changes in their estimated yield on a prospective basis and to evaluate these securities for an other than temporary decline in value. If the fair value of the asset-backed security has declined below its carrying amount and the decline is determined to be other than temporary, the security is written down to fair value. Upon adoption of EITF 99-20, the Company recorded a $3 charge to net income as a net of tax cumulative effect of accounting change.

Effective September 2001, the Company adopted EITF Issue 01-10 "Accounting for the Impact of the Terrorist Attacks of September 11, 2001". Under the consensus, costs related to the terrorist acts should be reported as part of income from continuing operations and not as an extraordinary item. The Company has recognized and classified all direct and indirect costs associated with the attack of September 11 in accordance with the consensus. (For a discussion of the impact of the September 11 terrorist attack, see Note 2)

(C) FUTURE ADOPTION OF NEW ACCOUNTING STANDARDS

In August 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 establishes an accounting model for long-lived assets to be disposed of by sale that applies to all long-lived assets, including discontinued operations. SFAS No. 144 requires that those long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. The provisions of Statement 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001. Adoption of SFAS No. 144 will not have a material impact on the Company's financial condition or results of operations.

In June 2001, the FASB issued SFAS No. 141, "Business Combinations". SFAS No. 141 eliminates the pooling-of-interests method of accounting for business combinations and requires that all business combinations be accounted for under the purchase method. The purchase method of accounting requires that net assets acquired that constitute a business be recorded at their fair value with any excess cost over the amounts assigned to net assets acquired recorded as goodwill. SFAS No. 141 also requires that certain intangible assets acquired in a business combination be recognized apart from goodwill.

The provisions of SFAS No. 141 apply to all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method of accounting for those transactions is prohibited. Adoption of SFAS No. 141 will not have a material impact on the Company's financial condition or results of operations.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets". Under current accounting guidance, goodwill resulting from a business combination is amortized against income over its estimated useful life. Under SFAS No. 142, goodwill is no longer amortized as an expense but instead is reviewed and tested for impairment under a fair value approach. Goodwill will be tested for impairment at least annually or more frequently as a result of an event or change in circumstances that would indicate an impairment may be necessary.

Goodwill must be tested for impairment in the year of adoption with an initial test to determine potential impairment, to be performed within six months of adoption. If the initial test indicates potential impairment, then a more detailed analysis to determine the extent of the impairment related to goodwill must be completed within twelve months of adoption.

SFAS No. 142 also requires that the useful lives of previously recognized intangible assets other than goodwill be reassessed and the remaining amortization periods adjusted accordingly. The reassessment must be completed prior to the end of the first quarter of 2002.

All of the provisions of SFAS No. 142 will be applied beginning January 1, 2002 to all goodwill and other intangible assets, regardless of when those assets were initially recognized. Adoption of SFAS No. 142 will result in the elimination of goodwill amortization. The Company expects goodwill amortization to approximate $4, after-tax, in 2001 and to have approximated $6, after-tax in 2002. The Company is in the process of assessing the impacts from the implementation of the other provisions of SFAS No.142.

2. SEPTEMBER 11 TERRORIST ATTACK

As a result of the September 11 terrorist attack, the Company recorded an estimated loss amounting to $9, net of taxes and reinsurance, in the third quarter of 2001. The Company based the loss estimate upon a review of insured exposures using a variety of assumptions and actuarial techniques, including estimated amounts for unknown and unreported policyholder losses. Also included was an estimate of amounts recoverable under the Company's ceded reinsurance programs, including the cost of additional reinsurance premiums. As a result of the uncertainties involved in the estimation process, final claims settlement may vary from present estimates.

3. DERIVATIVES AND HEDGING ACTIVITIES

The Company utilizes a variety of derivative instruments, including swaps, caps, floors, forwards and exchange traded futures and options, in order to achieve one of three Company approved objectives: to hedge risk arising from interest rate, price or currency exchange rate volatility; to manage liquidity; or to control transaction costs. The Company is considered an "end-user" of derivative instruments and, as such, does not make a market or trade in these instruments for the express purpose of earning trading profits.

For a detailed discussion of the Company's use of derivative instruments see
Note 2 of Notes to Consolidated Financial Statements included in Hartford Life Insurance Company's March 31, 2001 Form 10-Q.

As of September 30, 2001, the Company reported $144 of derivative assets in other investments and $71 of derivative liabilities in other liabilities.

CASH-FLOW HEDGES

For the period ended September 30, 2001, the Company's gross gains and losses representing the total ineffectiveness of all cash-flow hedges essentially offset, with the net impact reported as realized capital gains or losses. All components of each derivative's gain or loss are included in the assessment of hedge effectiveness.

Gains and losses on derivative contracts that are reclassified from OCI to current period earnings are included in the line item in the statement of income in which the hedged item is recorded. As of September 30, 2001, approximately $3 of after-tax deferred net gain on derivative instruments accumulated in OCI are expected to be reclassified to earnings during the next twelve months. This expectation is based on the anticipated interest payments on hedged investments in fixed maturity securities that will occur over the next twelve months, at which time the Company will recognize the deferred net gains/losses as an adjustment to interest income over the term of the investment cash flows. The maximum term over which the Company is hedging its exposure to the variability of future cash flows (for all forecasted transactions, excluding interest payments on variable-rate debt) is twelve months. As of September 30, 2001, the Company held approximately $2.0 billion in derivative notional value related to strategies categorized as cash-flow hedges. There were no reclassifications from OCI to earnings resulting from the discontinuance of cash-flow hedges during the nine months ended September 30, 2001.

FAIR-VALUE HEDGES

For the nine months ended September 30, 2001, the Company's gross gains and losses representing the total ineffectiveness of all fair-value hedges essentially offset, with the net impact reported as realized capital gains or losses. All components of each derivative's gain or loss are included in the assessment of hedge effectiveness. As of September 30, 2001, the Company held approximately $214 in derivative notional value related to strategies categorized as fair-value hedges.

OTHER RISK MANAGEMENT ACTIVITIES

In general, the Company's other risk management activities relate to strategies used to meet the previously mentioned Company-approved objectives. Swap agreements, interest rate cap and floor agreements and option contracts are used to meet these objectives. Changes in the value of all derivatives held for other risk management purposes are reported in current period earnings as realized capital gains and losses. As of September 30, 2001 the Company held approximately $2.7 billion in derivative notional value related to strategies categorized as Other Risk Management Activities.

4. FORTIS ACQUISITION

On April 2, 2001, Hartford Life acquired Fortis Financial Group for $1.12 billion in cash. This acquisition was effected through several reinsurance agreements between Hartford Life Insurance Company and various subsidiaries of Fortis and the purchase of 100% of the stock of Fortis Advisers, Inc. and Fortis Investors, Inc., wholly-owned subsidiaries of Fortis, Inc., by Hartford Life and Accident Insurance Company, the Company's parent. The acquisition was accounted for as a purchase transaction and, as such, the applicable revenues and expenses generated by this business from April 2, 2001 forward are included in the Company's Consolidated Statements of Income.

Hartford Life financed this acquisition through (1) a capital contribution from The Hartford of $615 from its February 16, 2001 offering of common stock, (2) net proceeds from the March 1, 2001 issuance of $400 of senior debt securities under Hartford Life's June 1998 shelf registration and (3) net proceeds from the March 6, 2001 issuance of $200 of trust preferred securities also under Hartford Life's June 1998 shelf registration.

The assets and liabilities acquired in this transaction were recorded at values prescribed by applicable purchase accounting rules, which generally represent estimated fair value. In addition, an intangible asset representing the present value of future profits ("PVP") of the acquired business was established in the amount of $605. The PVP is amortized to expense in relation to the estimated gross profits of the underlying insurance contracts, and interest is accreted on the unamortized balance. For the quarter ended September 30, 2001, amortization of PVP amounted to $10. Goodwill of $169, representing the excess of the purchase price over the amount of net assets (including PVP) acquired related to the insurance operations purchased by the Company, has also been recorded and is being amortized on a straight-line basis over a 25 year period.

5. SALE OF SUDAMERICANA HOLDING S.A.

On September 7, 2001, Hartford Life completed the sale of its ownership interest in an Argentine subsidiary, Sudamericana Holding S.A. The Company recognized an after-tax net realized capital loss of $11 related to the sale.

6. COMMITMENTS AND CONTINGENT LIABILITIES

(A) LITIGATION

Hartford Life Insurance Company is involved or may become involved in various legal actions, in the normal course of its business, in which claims for alleged economic and punitive damages have been or may be asserted. Some of the pending litigation has been filed as purported class actions and some actions have been filed in certain jurisdictions that permit punitive damage awards that are disproportionate to the actual damages incurred. Although there can be no assurances, at the present time, the Company does not anticipate that the ultimate liability, if any, arising from potential, pending or threatened legal actions, after consideration of provisions made for estimated losses and costs of defense, will have a material adverse effect on the financial condition or operating results of the Company.

(B) TAX MATTERS

The Company's federal income tax returns are routinely audited by the Internal Revenue Service ("IRS"). In August 2001, the Company recorded a $130 benefit primarily the result of the favorable treatment of certain tax matters related to separate account investment activity arising during the 1996-2000 tax years. During 2000, the Company recorded a $24 tax benefit as a result of a settlement with the IRS with respect to certain similar tax matters for the 1993-1995 tax years.

Management believes that adequate provisions have been made in the financial statements for any potential assessments that may result from tax examination and other tax related matters for all open tax years.

7. SEGMENT INFORMATION

Hartford Life Insurance Company is organized into three reportable operating segments which include Investment Products, Individual Life and Corporate Owned Life Insurance (COLI). Investment Products offers individual variable and fixed annuities, retirement plan services and other investment products. Individual Life sells a variety of life insurance products, including variable life, universal life, interest sensitive whole life and term life insurance. COLI primarily offers variable products used by employers to fund non-qualified benefits or other post-employment benefit obligations as well as leveraged COLI. The Company includes in "Other" corporate items not directly allocable to any of its reportable operating segments, as well as certain group benefit products including group life and disability insurance that is directly written by the Company and is substantially ceded to its parent, Hartford Life and Accident Insurance Company, a wholly-owned subsidiary of Hartford Life, Inc.

The accounting policies of the reportable operating segments are the same as those described in the summary of significant accounting policies in Note 2 of Notes to Consolidated Financial Statements in Hartford Life Insurance Company's 2000 Form 10-K Annual Report. Hartford Life Insurance Company evaluates performance of its segments based on revenues, net income and the segment's return on allocated capital. The Company charges direct operating expenses to the appropriate segment and allocates the majority of indirect expenses to the segments based on an intercompany expense arrangement. Intersegment revenues are not significant and primarily occur between corporate and the operating segments. These amounts include interest income on allocated surplus and the allocation of net realized capital gains and losses through net investment income utilizing the duration of the segment's investment portfolios. The following tables present summarized financial information concerning the Company's segments.

THIRD QUARTER ENDED           Investment      Individual
SEPTEMBER 30, 2001             Products          Life           COLI          Other       Total
-------------------------------------------------------------------------------------------------

Total revenues                 $   525         $  205          $  169         $  18      $   917
Net income                          92             26               8           139          265
-------------------------------------------------------------------------------------------------

THIRD QUARTER ENDED           Investment      Individual
SEPTEMBER 30, 2000             Products          Life           COLI          Other       Total
-------------------------------------------------------------------------------------------------

Total revenues                 $   522         $  141          $  238         $  18      $   919
Net income                          86             19               9            15          129
-------------------------------------------------------------------------------------------------

NINE MONTHS ENDED             Investment      Individual
SEPTEMBER 30, 2001             Products          Life           COLI          Other       Total
-------------------------------------------------------------------------------------------------

Total revenues                 $ 1,578         $  553          $  532         $  64      $ 2,727
Net income                         278             75              26           150          529
-------------------------------------------------------------------------------------------------

NINE MONTHS ENDED             Investment      Individual
SEPTEMBER 30, 2001             Products          Life           COLI          Other       Total
-------------------------------------------------------------------------------------------------

Total revenues                 $ 1,548         $  405          $  572         $  63      $ 2,588
Net income                         262             53              25            47          387
------------------------------------------------------------------------------------------------

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
              ----------------------------------------------------

To Hartford Life Insurance Company:

We have audited the accompanying Consolidated Balance Sheets of Hartford Life Insurance Company and subsidiaries as of December 31, 2000 and 1999, and the related Consolidated Statements of Income, Changes in Stockholder's Equity and Cash Flows for each of the three years in the period ended December 31, 2000. These Consolidated Financial Statements and the schedules referred to below are the responsibility of Hartford Life Insurance Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the Consolidated Financial Statements referred to above present fairly, in all material respects, the financial position of Hartford Life Insurance Company and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules listed in the Index to Consolidated Financial Statements and Schedules are presented for the purpose of complying with the Securities and Exchange Commission's rules and are not part of the basic financial statements. These schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, fairly state in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

Hartford, Connecticut
January 25, 2001                                             ARTHUR ANDERSEN LLP

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME

                                                                    FOR THE YEARS ENDED
                                                                        DECEMBER 31,
----------------------------------------------------------------------------------------------
                                                               2000         1999         1998
----------------------------------------------------------------------------------------------
                                                                       (in millions)
REVENUES
  Fee income                                                  $2,109       $1,935       $2,089
  Earned premiums and other                                       97          110          129
  Net investment income                                        1,326        1,359        1,759
  Net realized capital losses                                    (85)          (4)          (2)
----------------------------------------------------------------------------------------------
                                              TOTAL REVENUES   3,447        3,400        3,975
----------------------------------------------------------------------------------------------
BENEFITS, CLAIMS AND EXPENSES
  Benefits, claims and claim adjustment expenses               1,495        1,574        1,911
  Insurance expenses and other                                   600          631          766
  Amortization of deferred policy acquisition costs              604          539          431
  Dividends to policyholders                                      67          104          329
----------------------------------------------------------------------------------------------
                         TOTAL BENEFITS, CLAIMS AND EXPENSES   2,766        2,848        3,437
----------------------------------------------------------------------------------------------
  Income before income tax expense                               681          552          538
  Income tax expense                                             194          191          188
----------------------------------------------------------------------------------------------
                                                  NET INCOME  $  487       $  361       $  350
----------------------------------------------------------------------------------------------

                SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

                                                                     AS OF DECEMBER 31,
------------------------------------------------------------------------------------------

                                                                     2000           1999
------------------------------------------------------------------------------------------
                                                                    (in millions, except
                                                                       for share data)
ASSETS
  Investments
  Fixed maturities, available for sale, at fair value
   (amortized cost of $14,219 and $13,923)                         $ 14,257       $ 13,499
  Equity securities, available for sale, at fair value                   48             56
  Policy loans, at outstanding balance                                3,573          4,187
  Other investments                                                     784            342
------------------------------------------------------------------------------------------
                                           TOTAL INVESTMENTS         18,662         18,084
------------------------------------------------------------------------------------------
  Cash                                                                   56             55
  Premiums receivable and agents' balances                               15             29
  Reinsurance recoverables                                            1,257          1,274
  Deferred policy acquisition costs                                   4,325          4,013
  Deferred income tax                                                   239            459
  Other assets                                                          537            654
  Separate account assets                                           113,744        110,397
------------------------------------------------------------------------------------------
                                                TOTAL ASSETS       $138,835       $134,965
------------------------------------------------------------------------------------------
LIABILITIES
  Future policy benefits                                           $  4,828       $  4,332
  Other policyholder funds                                           14,947         16,004
  Other liabilities                                                   2,124          1,613
  Separate account liabilities                                      113,744        110,397
------------------------------------------------------------------------------------------
                                           TOTAL LIABILITIES        135,643        132,346
------------------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES, NOTE 12
STOCKHOLDER'S EQUITY
  Common stock -- 1,000 shares authorized, issued and
   outstanding, par value $5,690                                          6              6
  Capital surplus                                                     1,045          1,045
  Accumulated other comprehensive income (loss)
    Net unrealized capital gains (losses) on securities, net
     of tax                                                              16           (255)
------------------------------------------------------------------------------------------
         TOTAL ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)             16           (255)
------------------------------------------------------------------------------------------
  Retained earnings                                                   2,125          1,823
------------------------------------------------------------------------------------------
                                  TOTAL STOCKHOLDER'S EQUITY          3,192          2,619
------------------------------------------------------------------------------------------
                  TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY       $138,835       $134,965
------------------------------------------------------------------------------------------

                SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

                                                               Accumulated Other
                                                                 Comprehensive
                                                                 Income (Loss)
                                                               -----------------
                                                               Net Unrealized
                                                               Capital Gains
                                                               (Losses) on                        Total
                                            Common   Capital   Securities,         Retained     Stockholder's
                                            Stock    Surplus   Net of Tax          Earnings      Equity
-------------------------------------------------------------------------------------------------------------
                                                                     (in millions)
2000
Balance, December 31, 1999                    $6     $1,045          $(255)          $1,823        $2,619
Comprehensive income
  Net income                                  --         --             --              487           487
Other comprehensive income, net of tax
 (1):
  Net change in unrealized capital gains
   (losses) on securities (2)                 --         --            271               --           271
Total other comprehensive income                                                                      271
  Total comprehensive income                                                                          758
  Dividends                                                                            (185)         (185)
-------------------------------------------------------------------------------------------------------------
                BALANCE, DECEMBER 31, 2000    $6     $1,045          $  16           $2,125        $3,192
-------------------------------------------------------------------------------------------------------------
1999
Balance, December 31, 1998                    $6     $1,045          $ 184           $1,462        $2,697
Comprehensive income
  Net income                                  --         --             --              361           361
Other comprehensive income (loss), net of
 tax (1):
  Net change in unrealized capital gains
   (losses) on securities (2)                 --         --           (439)              --          (439)
Total other comprehensive loss                                                                       (439)
  Total comprehensive loss                                                                            (78)
-------------------------------------------------------------------------------------------------------------
                BALANCE, DECEMBER 31, 1999    $6     $1,045          $(255)          $1,823        $2,619
-------------------------------------------------------------------------------------------------------------
1998
Balance, December 31, 1997                    $6     $1,045          $ 179           $1,113        $2,343
Comprehensive income
  Net income                                  --         --             --              350           350
Other comprehensive income, net of tax
 (1):
  Net change in unrealized capital gains
   on securities (2)                          --         --              5               --             5
Total other comprehensive income                                                                        5
  Total comprehensive income                                                                          355
  Dividends                                                                              (1)           (1)
-------------------------------------------------------------------------------------------------------------
                BALANCE, DECEMBER 31, 1998    $6     $1,045          $ 184           $1,462        $2,697
-------------------------------------------------------------------------------------------------------------

(1) Net change in unrealized capital gain (loss) on securities is reflected net of tax of $147, $(236) and $3, for the years ended December 31, 2000, 1999 and 1998, respectively.

(2) Net of reclassification adjustment for after-tax losses realized in net income of $55, $2 and $1 for the years ended December 31, 2000, 1999 and 1998, respectively.

                SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                   FOR THE YEARS ENDED
                                                                       DECEMBER 31,
--------------------------------------------------------------------------------------------
                                                                2000       1999       1998
--------------------------------------------------------------------------------------------
                                                                      (in millions)
OPERATING ACTIVITIES
  Net income                                                  $   487    $   361    $   350
  Adjustments to reconcile net income to net cash provided
   by operating activities
  Net realized capital losses                                      85          4          2
  Amortization of deferred policy acquisition costs               604        539        431
  Additions to deferred policy acquisition costs                 (916)      (899)      (890)
  Depreciation and amortization                                   (28)       (18)       (23)
  Loss due to commutation of reinsurance (See Note 9)              --         16         --
  Decrease (increase) in premiums receivable and agents'
   balances                                                        14        (18)         1
  Increase (decrease) in other liabilities                        375       (303)      (120)
  Change in receivables, payables, and accruals                    53        165        124
  Increase (decrease) in accrued taxes                             34       (163)        60
  Decrease (increase) in deferred income tax                       73        241       (118)
  Increase in future policy benefits                              496        797        536
  Decrease (increase) in reinsurance recoverables                  32       (318)      (101)
  Other, net                                                       24        (79)       119
--------------------------------------------------------------------------------------------
                   NET CASH PROVIDED BY OPERATING ACTIVITIES    1,333        325        371
--------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
  Purchases of investments                                     (5,800)    (5,753)    (6,061)
  Sales of investments                                          4,230      6,383      4,901
  Maturity and principle paydowns of fixed maturity
   investments                                                  1,521      1,818      1,761
  Purchases of affiliates and other                                 5        (25)        --
--------------------------------------------------------------------------------------------
        NET CASH (USED FOR) PROVIDED BY INVESTING ACTIVITIES      (44)     2,423        601
--------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
  Dividends paid                                                 (185)        --         --
  Net disbursements for investment and universal life-type
   contracts charged against policyholder accounts             (1,103)    (2,710)    (1,009)
--------------------------------------------------------------------------------------------
    Net cash used for financing activities                     (1,288)    (2,710)    (1,009)
--------------------------------------------------------------------------------------------
  Net increase (decrease) in cash                                   1         38        (37)
  Cash -- beginning of year                                        55         17         54
--------------------------------------------------------------------------------------------
  Cash -- end of year                                         $    56    $    55    $    17
--------------------------------------------------------------------------------------------
Supplemental Disclosure of Cash Flow Information:
  Net Cash Paid During the Year for:
  Income taxes                                                $   173    $   111    $   263
Noncash Investing Activities:
  In 1999, the Company's parent, Hartford Life and Accident Insurance Company, recaptured an in force block of individual life insurance previously ceded to the Company. This commutation resulted in a reduction in the Company's assets of $666, consisting of $556 of invested assets, $99 of deferred policy acquisition costs and $11 of other assets.
   Liabilities decreased $650, consisting of $543 of other policyholder funds, $60 of future policy benefits and $47 of other liabilities. As a result, the Company recognized an after-tax loss relating to this transaction of $16.

  In 1998, due to the recapture of an in force block of business previously ceded to MBL
   Life Assurance Co. of New Jersey, reinsurance recoverables of $4,753 were exchanged for the fair value of assets comprised of $4,310 in policy loans and $443 in other net assets.

                SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DOLLAR AMOUNTS IN MILLIONS EXCEPT PER SHARE DATA UNLESS OTHERWISE STATED)

 -----------------------------------------------------------------------------

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

These Consolidated Financial Statements include Hartford Life Insurance Company and its wholly-owned subsidiaries ("Hartford Life Insurance Company" or the "Company"), Hartford Life and Annuity Insurance Company ("HLAI"), Hartford International Life Reassurance Corporation ("HLRe") and Servus Life Insurance Company, formerly Royal Life Insurance Company of America. The Company is a wholly-owned subsidiary of Hartford Life and Accident Insurance Company ("HLA"), a wholly-owned subsidiary of Hartford Life, Inc. ("Hartford Life"). Hartford Life is a direct subsidiary of Hartford Fire Insurance Company ("Hartford Fire"), a direct subsidiary of The Hartford Financial Services Group, Inc. ("The Hartford"). In November 1998, Hartford Life Insurance Company transferred in the form of a dividend, Hartford Financial Services, LLC and its subsidiaries to HLA.

Pursuant to an initial public offering (the "IPO") on May 22, 1997, Hartford Life sold to the public 26 million shares of Class A Common Stock at $28.25 per share and received proceeds, net of offering expenses, of $687. The 26 million shares sold in the IPO represented approximately 18.6% of the equity ownership in Hartford Life. On June 27, 2000, The Hartford acquired all of the outstanding common shares of Hartford Life not already owned by The Hartford (The Hartford Acquisition). As a result of The Hartford Acquisition, Hartford Life became a direct subsidiary of Hartford Fire.

Along with its parent, HLA, the Company is a leading financial services and insurance group which provides (a) investment products, such as individual variable annuities and fixed market value adjusted annuities, mutual funds and retirement plan services for savings and retirement needs; (b) individual life insurance for income protection and estate planning; (c) group benefits products such as group life and group disability insurance that is directly written by the Company and is substantially ceded to its parent, HLA, and (d) corporate owned life insurance.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) BASIS OF PRESENTATION

These Consolidated Financial Statements are prepared on the basis of accounting principles generally accepted in the United States, which differ materially from the statutory accounting practices prescribed by various insurance regulatory authorities. All material intercompany transactions and balances between Hartford Life Insurance Company and its subsidiaries have been eliminated.

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates include those used in determining deferred policy acquisition costs and the liability for future policy benefits and other policyholder funds. Although some variability is inherent in these estimates, management believes the amounts provided are adequate.

Certain reclassifications have been made to prior year financial information to conform to the current year presentation.

(b) ADOPTION OF NEW ACCOUNTING STANDARDS

Effective January 1, 2000, Hartford Life Insurance Company adopted Statement of Position (SOP) No. 98-7, "Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Insurance Risk". This SOP provides guidance on the method of accounting for insurance and reinsurance contracts that do not transfer insurance risk, defined in the SOP as the deposit method. Adoption of this SOP did not have a material impact on the Company's financial condition or results of operations.

In December 1999, the staff of the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements". SAB 101 provides that if registrants have not applied the accounting therein, they should implement the SAB and report a change in accounting principle. SAB 101, as subsequently amended, became effective for the Company in the fourth quarter of 2000. The adoption of SAB 101 did not have a material impact on the Company's financial condition or results of operations.

Effective January 1, 1999, Hartford Life Insurance Company adopted SOP No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". This SOP provides guidance on accounting for costs of internal use software and in determining whether software is for internal use. The SOP defines internal use software as software that is acquired, internally developed, or modified solely to meet internal needs and identifies stages of software development and accounting for the related costs incurred during the stages. Adoption of this SOP did not have a material impact on the Company's financial condition or results of operations.

Effective January 1, 1999, Hartford Life Insurance Company adopted SOP No. 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments". This SOP addresses accounting by insurance and other enterprises for assessments related to insurance activities including recognition, measurement and disclosure of guaranty fund or other assessments. Adoption of this SOP did not have a material impact on the Company's financial condition or results of operations.

(c) FUTURE ADOPTION OF NEW ACCOUNTING STANDARDS

In October 2000, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of
Liabilities -- a Replacement of FASB Statement No. 125". SFAS No. 140 revises the criteria for accounting for certain transfers of financial assets and the reporting and disclosure requirements for collateral arrangements. Implementation of the accounting provisions of SFAS No. 140 is not expected to have a material impact on the Company's financial condition or results of operations.

In July 2000, the Emerging Issues Task Force (EITF) reached consensus on Issue No. 99-20, "Recognition of Interest Income and Impairment on Certain Investments". This pronouncement requires investors in certain asset-backed securities to record changes in their estimated yield on a prospective basis and to evaluate these securities for an other-than-temporary decline in value. This consensus is effective for financial statements with fiscal quarters beginning after March 15, 2001. Adoption of EITF No. 99-20 is not expected to have a material impact on the Company's financial condition or results of operations.

In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities", which amended SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 established accounting and reporting requirements for derivative instruments, including certain derivative instruments embedded in other contracts. SFAS No. 133 requires, among other things, that all derivatives be carried on the balance sheet at fair value. SFAS No. 133 also specifies hedge accounting criteria under which a derivative can qualify for special accounting. SFAS No. 138 amended SFAS No. 133 so that for interest rate hedges, a company may designate as the hedged risk the risk of changes only in a benchmark interest rate. Also, credit risk is newly defined as the company-specific spread over the benchmark interest rate and may be hedged separately from, or in combination with, the benchmark interest rate. Initial application of SFAS No. 133, as amended, for Hartford Life Insurance Company began January 1, 2001. Implementation of SFAS No. 133, as amended, is expected to result in a cumulative transition adjustment charge of $3 after-tax. However, the FASB's Derivative Implementation Group continues to deliberate on multiple issues, the resolution of which could have a significant impact on the Company's expectations.

(d) REVENUE RECOGNITION

Fee income for investment and universal life-type contracts consists of policy charges for policy administration, cost of insurance charges and surrender charges assessed against policyholders' account balances and are recognized in the period in which services are provided. Premiums for traditional life insurance are recognized as revenues when due from policyholders. Retrospective and contingent commissions and other related expenses are incurred and recorded in the same period that the retrospective premiums are recorded or other contract provisions are met.

(e) DIVIDENDS TO POLICYHOLDERS

Policyholder dividends are accrued using an estimate of the amount to be paid based on underlying contractual obligations under participating policies and applicable state laws. If limitations exist on the amount of net income from participating life insurance contracts that may be distributed to stockholders, the policyholders' share of net income on those contracts that cannot be distributed is excluded from stockholder's equity by a charge to operations and a credit to a liability.

Participating life insurance in force accounted for 18%, 24% and 25% as of December 31, 2000, 1999 and 1998, respectively, of total life insurance in force. Dividends to policyholders were $67, $104 and $329 for the years ended December 31, 2000, 1999 and 1998, respectively. There were no additional amounts of income allocated to participating policyholders.

(f) INVESTMENTS

Hartford Life Insurance Company's investments in both fixed maturities, which include bonds, redeemable preferred stock and commercial paper, and equity securities, which include common and non-redeemable preferred stocks, are classified as "available for sale" in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". Accordingly, these securities are carried at fair value with the after-tax difference from cost reflected in stockholder's equity as a component of accumulated other comprehensive income. Policy loans are carried at outstanding balance which approximates fair value. Other invested assets primarily consist of partnership investments, which are accounted for by the equity method, and mortgage loans, whereby the carrying value approximates fair value.

Net realized capital gains (losses) on security transactions associated with the Company's immediate participation guaranteed contracts are recorded and effectively offset by amounts owed to policyholders and were $(9), $2 and $8 for the years ended December 31, 2000, 1999 and 1998, respectively. Under the terms of the contracts, the realized gains and losses will be credited to policyholders in future years as they are entitled to receive them. Net realized capital gains and losses, excluding those related to immediate participation guaranteed contracts, are reported as a component of revenue and are determined on a specific identification basis.

The Company's accounting policy for impairment requires recognition of an other than temporary impairment charge on a security if it is determined that the Company is unable to recover all amounts due under the contractual obligations of the security. In addition, for securities expected to be sold, an other than temporary impairment charge is recognized if the Company does not expect the fair value of a security to recover to cost or amortized cost prior to the expected date of sale. Once an impairment charge has been recorded, the Company then continues to review the other than temporarily impaired securities for appropriate valuation on an ongoing basis.

(g) DERIVATIVE INSTRUMENTS

HEDGE ACCOUNTING -- Hartford Life Insurance Company uses a variety of derivative instruments, including swaps, caps, floors, forwards and exchange traded futures and options in compliance with Company policy and in order to achieve one of three Company approved objectives: to hedge risk arising from interest rate, price or currency exchange rate volatility; to manage liquidity; or to control transaction costs. The Company is considered an end user of derivative instruments and as such does not make a market or trade in these instruments for the express purpose of earning trading profits. Hartford Life Insurance Company's accounting for derivative instruments used to manage risk is in accordance with the concepts established in SFAS No. 80, "Accounting for Futures Contracts", SFAS No. 52, "Foreign Currency Translation", American Institute of Certified Public Accountants (AICPA) Issue Paper No. 86-2, "Accounting for Options" and various Emerging Issues Task Force pronouncements. Written options are used, in all cases in conjunction with other assets and derivatives, as part of the Company's asset and liability management strategy. Derivative instruments are carried at values consistent with the asset or liability being hedged. Derivative instruments used to hedge fixed maturities or equity securities are carried at fair value with the after-tax difference from cost reflected in stockholder's equity as a component of accumulated other comprehensive income. Derivative instruments used to hedge other invested assets or liabilities are carried at cost. For a discussion of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", issued in June 1998, see (c) Future Adoption of New Accounting Standards. Initial application of SFAS No. 133, as amended, for Hartford Life Insurance Company began in the first quarter of 2001.

Derivative instruments must be designated at inception as a hedge and measured for effectiveness both at inception and on an ongoing basis. Hartford Life Insurance Company's correlation threshold for hedge designation is 80% to 120%. If correlation, which is assessed monthly or quarterly and measured based on a rolling three month average, falls outside the 80% to 120% range, hedge accounting will be terminated. Derivative instruments used to create a synthetic asset must meet synthetic accounting criteria, including designation at inception and consistency of terms between the synthetic and the instrument being replicated. Consistent with industry practice, synthetic instruments are accounted for like the financial instrument they are intended to replicate. Derivative instruments which fail to meet risk management criteria are marked to market with the impact reflected in the Consolidated Statements of Income.

FUTURES -- Gains or losses on financial futures contracts entered into in anticipation of the investment of future receipt of product cash flows are deferred and, at the time of the ultimate investment purchase, reflected as an adjustment to the cost basis of the purchased asset. Gains or losses on futures used in invested asset risk management are deferred and adjusted into the cost basis of the hedged asset when the contract futures are closed, except for futures used in duration hedging, which are deferred and basis adjusted on a quarterly basis. The basis adjustments are amortized into net investment income over the remaining asset life.

FORWARD COMMITMENTS -- Open forward commitment contracts are marked to market through stockholder's equity as a component of accumulated other comprehensive income. Such contracts are accounted for at settlement by recording the purchase of the specified securities at the previously committed price. Gains or losses resulting from the termination of forward commitment contracts are recognized immediately in the Consolidated Statements of Income as a component of net investment income.

OPTIONS -- The cost of options entered into as part of a risk management strategy are basis adjusted to the underlying asset or liability and amortized over the remaining life of the option. Gains or losses on expiration or termination are adjusted into the basis of the underlying asset or liability and amortized over the remaining asset life.

INTEREST RATE SWAPS -- Interest rate swaps involve the periodic exchange of payments without the exchange of underlying principal or notional amounts. Net receipts or payments are accrued and recognized over the life of the swap agreement as an adjustment to investment income. Should the swap be terminated, the gain or loss is adjusted into the basis of the asset or liability and amortized over the remaining life. Should the hedged asset be sold or liability terminated without terminating the swap position, any swap gains or losses are immediately recognized in earnings. Interest rate swaps purchased in anticipation of an asset purchase (anticipatory transaction) are recognized consistent with the underlying asset components such that the settlement component is recognized in the Consolidated Statements of Income while the change in market value is recognized as an unrealized capital gain or loss.

INTEREST RATE CAPS AND FLOORS -- Premiums paid on purchased cap or floor agreements and the premium received on issued cap or floor agreements (used for risk management) are adjusted into the basis of the applicable asset or liability and amortized over the asset life or liability life. Gains or losses on termination of such positions are adjusted into the basis of the asset or liability and amortized over the remaining asset or liability life. Net payments are recognized as an adjustment to income or basis adjusted and amortized depending on the specific hedge strategy.

FORWARD EXCHANGE AND CURRENCY SWAPS CONTRACTS -- Forward exchange contracts and foreign currency swaps are accounted for in accordance with SFAS No. 52. Changes in the spot rate of instruments designated as hedges of the net investment in a foreign subsidiary are reflected in stockholder's equity as a component of accumulated other comprehensive income.

(h) SEPARATE ACCOUNTS

Hartford Life Insurance Company maintains separate account assets and liabilities which are reported at fair value. Separate account assets are segregated from other investments, and investment income and gains and losses accrue directly to the policyholders. Separate accounts reflect two categories of risk assumption: non-guaranteed separate accounts, wherein the policyholder assumes substantially all the investment risk and rewards, and guaranteed separate accounts, wherein the Company contractually guarantees either a minimum return or account value to the policyholder.

(i) DEFERRED POLICY ACQUISITION COSTS

Policy acquisition costs, which include commissions and certain other expenses associated with acquiring business, are deferred and amortized over the estimated lives of the contracts, usually 20 years. Generally, acquisition costs are deferred and amortized using the retrospective deposit method. Under the retrospective deposit method, acquisition costs are amortized in proportion to the present value of expected gross profits from investment, mortality and expense margins and surrender charges. Actual gross profits can vary from management's estimates, resulting in increases or decreases in the rate of amortization. Management periodically reviews these estimates and evaluates the recoverability of the deferred acquisition cost asset. When appropriate, management revises its assumptions on the estimated gross profits of these contracts and the cumulative amortization for the books of business are re-estimated and adjusted by a cumulative charge or credit to income.

Acquisition costs and their related deferral are included in the Company's insurance expenses and other as follows:

                                                                     2000        1999         1998
                                                                     ------------------------------
Commissions                                                          $ 929       $ 887       $1,069
Deferred acquisition costs                                            (916)       (899)        (890)
General insurance expenses and other                                   587         643          587
                                                                     ------------------------------
                                INSURANCE EXPENSES AND OTHER         $ 600       $ 631       $  766
                                                                     ------------------------------

(j) FUTURE POLICY BENEFITS
Liabilities for future policy benefits are computed by the net level premium method using interest rate assumptions varying from 3% to 11% and withdrawal and mortality assumptions appropriate at the time the policies were issued.

(k) OTHER POLICYHOLDER FUNDS
Other policyholder funds include reserves for investment contracts without life contingencies, corporate owned life insurance and universal life insurance contracts. Of the amounts included in other policyholder funds, $14.9 billion and $16.0 billion for the years ended December 31, 2000 and 1999, respectively, represent policyholder obligations.
The liability for policy benefits for universal life-type contracts is equal to the balance that accrues to the benefit of policyholders, including credited interest, amounts that have been assessed to compensate the Company for services to be performed over future periods, and any amounts previously assessed against policyholders that are refundable on termination of the contract. For investment contracts, policyholder liabilities are equal to the accumulated policy account values, which consist of an accumulation of deposit payments plus credited interest, less withdrawals and amounts assessed through the end of the period.

3. INVESTMENTS AND DERIVATIVE INSTRUMENTS

(a) COMPONENTS OF NET INVESTMENT INCOME

                                                                         For the years ended
                                                                             December 31,
                                                                   --------------------------------
                                                                    2000         1999         1998
                                                                   --------------------------------
Interest income from fixed maturities                              $  959       $  934       $  952
Interest income from policy loans                                     305          391          789
Income from other investments                                          75           48           32
                                                                   --------------------------------
Gross investment income                                             1,339        1,373        1,773
Less: Investment expenses                                              13           14           14
                                                                   --------------------------------
                                       NET INVESTMENT INCOME       $1,326       $1,359       $1,759
                                                                   --------------------------------

(b) COMPONENTS OF NET REALIZED CAPITAL (LOSSES) GAINS

                                                                       For the years ended
                                                                          December 31,
                                                                   ---------------------------
                                                                   2000        1999       1998
                                                                   ---------------------------
Fixed maturities                                                   $(106)      $(5)       $(20)
Equity securities                                                      3         2          21
Real Estate and other                                                  9         1           5
Change in liability to policyholders for net realized
 capital losses (gains)                                                9        (2)         (8)
                                                                   ---------------------------
                                 NET REALIZED CAPITAL LOSSES       $ (85)      $(4)       $ (2)
                                                                   ---------------------------

(C) NET CHANGE IN UNREALIZED CAPITAL (LOSSES) GAINS ON EQUITY SECURITIES

                                                                      For the years ended
                                                                          December 31,
                                                                   --------------------------
                                                                   2000       1999       1998
                                                                   --------------------------
Gross unrealized capital gains                                     $ 2        $ 9        $ 2
Gross unrealized capital losses                                     (5)        (2)        (1)
                                                                   --------------------------
Net unrealized capital (losses) gains                               (3)         7          1
Deferred income taxes                                               (1)         2         --
                                                                   --------------------------
Net unrealized capital (losses) gains, net of tax                   (2)         5          1
Balance -- beginning of year                                         5          1          9
                                                                   --------------------------
   NET CHANGE IN UNREALIZED CAPITAL (LOSSES) GAINS ON EQUITY
                                                  SECURITIES       $(7)       $ 4        $(8)
                                                                   --------------------------

(d) NET CHANGE IN UNREALIZED CAPITAL GAINS (LOSSES) ON FIXED MATURITIES

                                                                        For the years ended
                                                                           December 31,
                                                                   -----------------------------
                                                                   2000        1999        1998
                                                                   -----------------------------
Gross unrealized capital gains                                     $ 269       $  48       $ 421
Gross unrealized capital losses                                     (231)       (472)       (108)
Unrealized capital gains (losses) credited to policyholders          (10)         24         (32)
                                                                   -----------------------------
Net unrealized capital gains (losses)                                 28        (400)        281
Deferred income taxes                                                 10        (140)         98
                                                                   -----------------------------
Net unrealized capital gains (losses), net of tax                     18        (260)        183
Balance -- beginning of year                                        (260)        183         170
                                                                   -----------------------------
    NET CHANGE IN UNREALIZED CAPITAL GAINS (LOSSES) ON FIXED
                                                  MATURITIES       $ 278       $(443)      $  13
                                                                   -----------------------------

(e) FIXED MATURITY INVESTMENTS

                                                                           As of December 31, 2000
                                                         ------------------------------------------------------------
                                                                           Gross            Gross
                                                         Amortized       Unrealized       Unrealized
                                                           Cost            Gains            Losses         Fair Value
                                                         ------------------------------------------------------------
U.S. Government and Government agencies and
 authorities (guaranteed and sponsored)                   $   185           $ 16            $  --           $   201
U.S. Government and Government agencies and
 authorities (guaranteed and sponsored) -- asset
 backed                                                       895             20               (9)              906
States, municipalities and political subdivisions              79              5               (1)               83
Foreign governments                                           269              7               (8)              268
Public utilities                                              557              4              (10)              551
All other corporate, including international                5,816            102             (153)            5,765
All other corporate -- asset backed                         5,284            112              (39)            5,357
Short-term investments                                        750             --               --               750
Certificates of deposit                                       383              3              (11)              375
Redeemable preferred stock                                      1             --               --                 1
                                                         ------------------------------------------------------------
                            TOTAL FIXED MATURITIES        $14,219           $269            $(231)          $14,257
                                                         ------------------------------------------------------------

                                                                           As of December 31, 1999
                                                         ------------------------------------------------------------
                                                                           Gross            Gross
                                                         Amortized       Unrealized       Unrealized
                                                           Cost            Gains            Losses         Fair Value
                                                         ------------------------------------------------------------
U.S. Government and Government agencies and
 authorities (guaranteed and sponsored)                   $   180           $ 5             $  (3)          $   182
U.S. Government and Government agencies and
 authorities (guaranteed and sponsored) -- asset
 backed                                                     1,094             5               (35)            1,064
States, municipalities and political subdivisions             155             2                (1)              156
Foreign governments                                           289             6               (14)              281
Public utilities                                              865             7               (39)              833
All other corporate, including international                5,646            18              (244)            5,420
All other corporate -- asset backed                         4,103             5              (123)            3,985
Short-term investments                                      1,156            --                --             1,156
Certificates of deposit                                       434            --               (12)              422
Redeemable preferred stock                                      1            --                (1)               --
                                                         ------------------------------------------------------------
                            TOTAL FIXED MATURITIES        $13,923           $48             $(472)          $13,499
                                                         ------------------------------------------------------------

The amortized cost and estimated fair value of fixed maturity investments as of December 31, 2000 by estimated maturity year are shown below. Expected maturities differ from contractual maturities due to call or prepayment provisions. Asset backed securities, including mortgage backed securities and collateralized mortgage obligations, are distributed to maturity year based on the Company's estimates of the rate of future prepayments of principal over the remaining lives of the securities. These estimates are developed using prepayment speeds provided in broker consensus data. Such estimates are derived from prepayment speeds experienced at the interest rate levels projected for the applicable underlying collateral and can be expected to vary from actual experience.

                                                      Amortized
                                                        Cost            Fair Value
                                                      ----------------------------
MATURITY
One year or less                                       $ 1,238           $ 1,238
Over one year through five years                         5,532             5,570
Over five years through ten years                        4,258             4,305
Over ten years                                           3,191             3,144
                                                      ----------------------------
                                               TOTAL   $14,219           $14,257
                                                      ----------------------------

(f) SALES OF FIXED MATURITY AND EQUITY SECURITY INVESTMENTS

Sales of fixed maturities, excluding short-term fixed maturities, for the years ended December 31, 2000, 1999 and 1998 resulted in proceeds of $3.0 billion, $3.4 billion and $3.2 billion, gross realized capital gains of $29, $153 and $103, gross realized capital losses (including writedowns) of $126, $160 and $131, respectively. Sales of equity security investments for the years ended December 31, 2000, 1999 and 1998 resulted in proceeds of $15, $7 and $35 and gross realized capital gains of $5, $2 and $21, respectively, and gross realized capital losses of $2 for the year ended December 31, 2000. There were no realized capital losses on sales of equity security investments in 1999 and 1998.

(g) CONCENTRATION OF CREDIT RISK

The Company is not exposed to any concentration of credit risk in fixed maturities of a single issuer greater than 10% of stockholder's equity.

(h) DERIVATIVE INSTRUMENTS

Hartford Life Insurance Company utilizes a variety of derivative instruments, including swaps, caps, floors, forwards and exchange traded futures and options, in compliance with Company policy and in order to achieve one of three Company approved objectives: to hedge risk arising from interest rate, price or currency exchange rate volatility; to manage liquidity; or, to control transactions costs. The Company utilizes derivative instruments to manage market risk through four principal risk management strategies: hedging anticipated transactions, hedging liability instruments, hedging invested assets and hedging portfolios of assets and/or liabilities. The Company is considered an end user of derivative instruments and, as such, does not make a market or trade in these instruments for the express purpose of earning trading profits.

The Company maintains a derivatives counterparty exposure policy which establishes market based credit limits, favors long-term financial stability and creditworthiness, and typically requires credit enhancement/credit risk reducing agreements. Credit risk is measured as the amount owed to the Company based on current market conditions and potential payment obligations between the Company and its counterparties. Credit exposures are generally quantified weekly and netted, and collateral is pledged to or held by the Company to the extent the current value of derivatives exceed exposure policy thresholds.

The Company's derivative program is monitored by an internal compliance unit and is reviewed by senior management. Notional amounts, which represent the basis upon which pay or receive amounts are calculated and are not reflective of credit risk, pertaining to derivative financial instruments (excluding the Company's guaranteed separate account derivative investments, see Note 5), totaled $3.7 billion and $5.5 billion ($3.0 billion and $3.9 billion related to the Company's investments and $661 and $1.6 billion related to Company's liabilities) as of December 31, 2000 and 1999, respectively.

The tables below provide a summary of derivative instruments held by Hartford Life Insurance Company as of December 31, 2000 and 1999, segregated by major investment and liability category:

                                                      2000 -- Amount Hedged (Notional Amounts)
                               ---------------------------------------------------------------------------------------
                                Total     Issued     Purchased                   Interest Rate    Foreign      Total
                               Carrying   Caps &    Caps, Floors                    Swaps &       Currency    Notional
        ASSETS HEDGED           Value     Floors     & Options     Futures (1)     Forwards      Swaps (2)     Amount
                               ---------------------------------------------------------------------------------------
Asset backed securities
 (excluding anticipatory)      $ 6,262     $ --        $   --          $--          $1,492          $--        $1,492
Anticipatory (3)                    --       --            --          144              --           --           144
Other bonds and notes            7,245      139           158           --           1,081           34         1,412
Short-term investments             750       --            --           --              --           --            --
                               ---------------------------------------------------------------------------------------
       TOTAL FIXED MATURITIES   14,257      139           158          144           2,573           34         3,048
Equity securities, policy
 loans and other investments     4,405       --            --           --              --           --            --
                               ---------------------------------------------------------------------------------------
            TOTAL INVESTMENTS  $18,662      139           158          144           2,573           34         3,048
                               ---------------------------------------------------------------------------------------
     OTHER POLICYHOLDER FUNDS  $14,947       --           650           --              11           --           661
                               ---------------------------------------------------------------------------------------
 TOTAL DERIVATIVE INSTRUMENTS
                           --
               NOTIONAL VALUE              $139        $  808          $144         $2,584          $34        $3,709
                               ---------------------------------------------------------------------------------------
 TOTAL DERIVATIVE INSTRUMENTS
                           --
                   FAIR VALUE              $ (4)       $    5          $--          $   26          $--        $   27
                               ---------------------------------------------------------------------------------------

                                                      1999 -- Amount Hedged (Notional Amounts)
                                 -----------------------------------------------------------------------------------
                                  Total     Issued    Purchased                 Interest Rate    Foreign     Total
                                 Carrying   Caps &     Caps &                      Swaps &      Currency    Notional
         ASSETS HEDGED            Value     Floors     Floors     Futures (1)     Forwards      Swaps (2)    Amount
                                 -----------------------------------------------------------------------------------
Asset backed securities
 (excluding anticipatory)        $ 5,049    $   --     $   --         $--          $  911          $--       $  911
Anticipatory (3)                      --        --         --           5             112           --          117
Other bonds and notes              7,294       494        611          --           1,676           80        2,861
Short-term investments             1,156        --         --          --              --           --           --
                                 -----------------------------------------------------------------------------------
         TOTAL FIXED MATURITIES   13,499       494        611           5           2,699           80        3,889
Equity securities, policy loans
 and other investments             4,585        --         --          --              --           --           --
                                 -----------------------------------------------------------------------------------
              TOTAL INVESTMENTS  $18,084       494        611           5           2,699           80        3,889
                                 -----------------------------------------------------------------------------------
       OTHER POLICYHOLDER FUNDS  $16,004        --      1,150          --             430           --        1,580
                                 -----------------------------------------------------------------------------------
TOTAL DERIVATIVE INSTRUMENTS --
                 NOTIONAL VALUE             $  494     $1,761         $ 5          $3,129          $80       $5,469
                                 -----------------------------------------------------------------------------------
TOTAL DERIVATIVE INSTRUMENTS --
                     FAIR VALUE             $  (22)    $    8         $--          $  (30)         $ 2       $  (42)
                                 -----------------------------------------------------------------------------------

    (1) As of December 31, 2000 and 1999, 100% of the notional futures contracts mature within one year.

    (2) As of December 31, 2000, no foreign currency swaps mature within one year. As of December 31, 1999, approximately 28% of foreign currency swaps were scheduled to mature within one year. In years 2007 to 2009, 80% of the notional value will mature.

    (3) Deferred gains and losses on anticipatory transactions are included in the carrying value of fixed maturities in the Consolidated Balance Sheets. At the time of the ultimate purchase, they are reflected as a basis adjustment to the purchased asset. As of December 31, 2000, the Company had $0.2 of net deferred gains for futures contracts. The Company expects the anticipatory transaction to occur in the first quarter of 2001 and the entire $0.2 of net deferred gains will be amortized into income as a hedge of a forecasted transaction. As of December 31, 1999, the Company had $1.4 of net deferred losses for futures contracts and interest rate swaps which were basis adjusted in 2000.

The following is a reconciliation of notional amounts by derivative type and strategy as of December 31, 2000 and 1999:

                                                                      BY DERIVATIVE TYPE
----------------------------------------------------------------------------------------------------------------------
                                         December 31, 1999                         Maturities/         December 31, 2000
                                          Notional Amount        Additions      Terminations (1)        Notional Amount
-------------------------------------------------------------------------------------------------------------------------
        Caps                                   $1,764             $   --             $1,187                  $  577
        Floors                                    405                100                210                     295
        Swaps/Forwards                          3,209              1,697              2,288                   2,618
        Futures                                     5                300                161                     144
        Options                                    86                 --                 11                      75
-------------------------------------------------------------------------------------------------------------------------
                              TOTAL            $5,469             $2,097             $3,857                  $3,709
-------------------------------------------------------------------------------------------------------------------------

                                                                           BY STRATEGY
-------------------------------------------------------------------------------------------------------------------------
        Liability                              $1,580             $  215             $1,134                  $  661
        Anticipatory                              117                339                312                     144
        Asset                                   2,802              1,300              1,338                   2,764
        Portfolio                                 970                243              1,073                     140
-------------------------------------------------------------------------------------------------------------------------
                              TOTAL            $5,469             $2,097             $3,857                  $3,709
-------------------------------------------------------------------------------------------------------------------------

    (1) During 2000, the Company had no significant gains or losses on terminations of hedge positions using derivative financial instruments.

(i) COLLATERAL ARRANGEMENTS

Hartford Life Insurance Company entered into various collateral arrangements which require both the pledging and accepting of collateral, in connection with its derivative instruments and repurchase agreements. As of December 31,

2000, collateral pledged had not been separately reported in the Consolidated Balance Sheets. The classification and carrying amounts of collateral pledged at December 31, 2000 were as follows:

                                                              Carrying
                                                               Amount
                                                              --------
ASSETS
  U.S. Government and Government agencies and authorities
   (guaranteed and sponsored)                                    $3
  U.S. Government and Government agencies and authorities
   (guaranteed and sponsored) -- asset backed                     4
                                                              --------
                                                       TOTAL     $7
                                                              --------

At December 31, 2000, Hartford Life Insurance Company had accepted collateral consisting primarily of U.S. Government securities with a fair value of $252. While the Company is permitted by contract to sell or repledge the collateral accepted, none of the collateral has been sold or repledged at December 31, 2000. As of December 31, 2000, all collateral accepted was held in separate custodial accounts.

4. FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107 "Disclosure about Fair Value of Financial Instruments", requires disclosure of fair value information of financial instruments. For certain financial instruments where quoted market prices are not available, other independent valuation techniques and assumptions are used. Because considerable judgment is used, these estimates are not necessarily indicative of amounts that could be realized in a current market exchange. SFAS No. 107 excludes certain financial instruments from disclosure, including insurance contracts other than financial guarantees and investment contracts. Hartford Life Insurance Company uses the following methods and assumptions in estimating the fair value of each class of financial instrument.

Fair value for fixed maturities and marketable equity securities approximates those quotations published by applicable stock exchanges or received from other reliable sources.

For policy loans, carrying amounts approximate fair value.

Fair value of other investments, which primarily consist of partnership investments, is based on external market valuations from partnership management. Other investments also include mortgage loans, whereby the carrying value approximates fair value.

Other policyholder funds fair value information is determined by estimating future cash flows, discounted at the current market rate.

The fair value of derivative financial instruments, including swaps, caps, floors, futures, options and forward commitments, is determined using a pricing model which is similar to external valuation models. Derivative instruments are reported below as a component of other investments.

The carrying amount and fair values of Hartford Life Insurance Company's financial instruments as of December 31, 2000 and 1999 were as follows:

                                                                  2000                           1999
                                                         -----------------------------------------------------
                                                         Carrying        Fair           Carrying        Fair
                                                          Amount         Value           Amount         Value
                                                         -----------------------------------------------------
ASSETS
  Fixed maturities                                       $14,257        $14,257         $13,499        $13,499
  Equity securities                                           48             48              56             56
  Policy loans                                             3,573          3,573           4,187          4,187
  Other investments                                          784            785             342            348
LIABILITIES
  Other policyholder funds (1)                            11,676         11,305          11,734         11,168
                                                         -----------------------------------------------------

    (1) Excludes universal life insurance contracts, including corporate owned life insurance.

5. SEPARATE ACCOUNTS

Hartford Life Insurance Company maintained separate account assets and liabilities totaling $113.7 billion and $110.4 billion as of December 31, 2000 and 1999, respectively, which are reported at fair value. Separate account assets, which are segregated from other investments, reflect two categories of risk assumption: non-guaranteed separate accounts totaling $104.1 billion and $101.7 billion as of December 31, 2000 and 1999, respectively, wherein the policyholder assumes substantially all the investment risks and rewards, and guaranteed separate accounts totaling $9.6 and $8.7 billion as of December 31, 2000 and 1999, respectively, wherein Hartford Life Insurance Company contractually guarantees either a minimum return or account value to the policyholder. Included in non-guaranteed separate account assets were policy loans totaling $697 and $860 as of December 31, 2000 and 1999, respectively. Net investment income (including net realized capital gains and losses) and interest credited to policyholders on separate account assets are not reflected in the Consolidated Statements of Income.

Separate account management fees and other revenues were $1.3 billion, $1.1 billion, and $908 in 2000, 1999 and 1998, respectively. The guaranteed separate accounts include fixed market value adjusted (MVA) individual annuities and modified guaranteed life insurance. The average credited interest rate on these contracts was 6.6% and 6.5% as of December 31, 2000 and 1999, respectively. The assets that support these liabilities were comprised of $9.4 billion and $8.7 billion in fixed maturities as of December 31, 2000 and 1999, respectively, and $0.2 billion of other invested assets as of December 31, 2000. The portfolios are segregated from other investments and are managed to minimize liquidity and interest rate risk. In order to minimize the risk of disintermediation associated with early withdrawals, fixed MVA annuity and modified guaranteed life insurance contracts carry a graded surrender charge as well as a market value adjustment. Additional investment risk is hedged using a variety of derivatives which totaled $3 and $(96) in carrying value and $3.5 billion and $2.0 billion in notional amounts as of December 31, 2000 and 1999, respectively.

6. STATUTORY RESULTS

                                                                       For the years ended December 31,
                                                                     ------------------------------------
                                                                      2000           1999           1998
                                                                     ------------------------------------
Statutory net income                                                 $  283         $  151         $  211
                                                                     ------------------------------------
Statutory capital and surplus                                        $1,972         $1,905         $1,676
                                                                     ------------------------------------

A significant percentage of the consolidated statutory surplus is permanently reinvested or is subject to various state regulatory restrictions which limit the payment of dividends without prior approval. The total amount of statutory dividends which may be paid by the insurance subsidiaries of the Company in 2001, without prior regulatory approval, is estimated to be $303.

Hartford Life Insurance Company and its domestic insurance subsidiaries prepare their statutory financial statements in accordance with accounting practices prescribed by the applicable state of domicile. Prescribed statutory accounting practices include publications of the National Association of Insurance Commissioners (NAIC), as well as state laws, regulations and general administrative rules.

The NAIC adopted the Codification of Statutory Accounting Principles (Codification) in March 1998. The effective date for the statutory accounting guidance is January 1, 2001. Each of Hartford Life Insurance Company's domiciliary states has adopted Codification and the Company has made the necessary changes in its statutory reporting required for implementation. The Company has determined that the overall impact of applying the new guidance will result in a one-time statutory cumulative transition benefit of approximately $50 in statutory surplus.

7. STOCK COMPENSATION PLANS

Hartford Life's employees are included in The Hartford 2000 Incentive Stock Plan and The Hartford Employee Stock Purchase Plan. Prior to The Hartford Acquisition, eligible employees of Hartford Life were included in Hartford Life's stock based compensation plans, the 1997 Hartford Life, Inc. Incentive Stock Plan and the Hartford Life, Inc. Employee Stock Purchase Plan. As a result of the The Hartford Acquisition, all eligible participants of Hartford Life's stock based compensation plans were converted to The Hartford's stock based compensation plans. For the year ended December 31, 2000, Hartford Life Insurance Company's compensation expense related to The Hartford's two stock based compensation plans and Hartford Life's two stock based compensation plans was not material to Hartford Life Insurance Company's results of operations. For the years ended December 31, 1999 and 1998, Hartford Life Insurance Company's compensation expense related to Hartford Life's two stock based compensation plans was not material.

8. POSTRETIREMENT BENEFIT AND SAVINGS PLANS

(a) PENSION PLANS

Hartford Life's employees are included in The Hartford's non-contributory defined benefit pension and postretirement health care and life insurance benefit plans. Defined benefit pension expense, allocated by The Hartford to Hartford Life Insurance Company, was $5 in 2000, $6 in both 1999 and 1998. Postretirement health care and life insurance benefits expense, allocated by The Hartford, was not material to the results of operations for 2000, 1999 and 1998.

(b) INVESTMENT AND SAVINGS PLAN

Substantially all Hartford Life's U.S. employees are eligible to participate in The Hartford's Investment and Savings Plan. The cost to Hartford Life Insurance Company for this plan was approximately $5 in 2000 and $4 in both 1999 and 1998.

9. REINSURANCE

Hartford Life Insurance Company cedes insurance to other insurers in order to limit its maximum losses. Such transfer does not relieve Hartford Life Insurance Company of its primary liability and, as such, failure of reinsurers to honor their obligations could result in losses to Hartford Life Insurance Company. Hartford Life Insurance Company reduces this risk by evaluating the financial condition of reinsurers and monitoring for possible concentrations of credit risk. As of December 31, 2000, Hartford Life Insurance Company had no significant concentrations of credit risk related to reinsurance.

The Company records a receivable for reinsured benefits paid and the portion of insurance liabilities that are reinsured. The cost of reinsurance related to long-duration contracts is accounted for over the life of the underlying reinsured policies using assumptions consistent with those used to account for the underlying policies. Reinsurance recoveries on ceded reinsurance contracts recognized in the Consolidated Statements of Income were $578, $397 and $300 for the years ended December 31, 2000, 1999 and 1998, respectively. Hartford Life Insurance Company also assumes insurance from other insurers.

The effect of reinsurance on fee income, earned premiums and other is summarized as follows:

                                                                       For the years ended December 31,
                                                                     ------------------------------------
FEE INCOME, EARNED PREMIUMS AND OTHER                                 2000           1999           1998
                                                                     ------------------------------------
Gross                                                                $2,885         $2,660         $2,722
Reinsurance assumed                                                      44             95            150
Reinsurance ceded                                                      (723)          (710)          (654)
                                                                     ------------------------------------
                                                         NET         $2,206         $2,045         $2,218
                                                                     ------------------------------------

Hartford Life Insurance Company maintains certain reinsurance agreements with HLA, whereby the Company cedes both group life and group accident and health risk. Under these treaties, the Company ceded group life premium of $101, $119 and $132 in 2000, 1999 and 1998, respectively, and accident and health premium of $429, $430 and $379, respectively, to HLA.

Pursuant to a reinsurance agreement dating back to 1992, the Company assumed 100% of certain blocks of individual life insurance from HLA. Under this reinsurance agreement Hartford Life Insurance Company assumed $9 and $13 of premium from HLA in 1999 and 1998, respectively. On December 1, 1999, HLA recaptured this in force block of individual life insurance previously ceded to the Company. This commutation resulted in a reduction in the Company's assets of $666, consisting of $556 of invested assets, $99 of deferred policy acquisition costs and $11 of other assets. Liabilities decreased $650, consisting of $543 of other policyholder funds, $60 of future policy benefits and $47 of other liabilities. As a result, the Company recognized an after-tax loss relating to this transaction of $16.

In 1998, Hartford Life recaptured an in force block of Corporate Owned Life Insurance (COLI) business previously ceded to MBL Assurance Co. of New Jersey (MBL Life). The transaction was consummated through an assignment of a reinsurance arrangement between Hartford Life Insurance Company and MBL Life to a Hartford Life Insurance Company subsidiary. Hartford Life Insurance Company originally assumed the life insurance block in 1992 from Mutual Benefit Life, which was placed in court-supervised rehabilitation in 1991, and reinsured a portion of those policies back to MBL Life. This recapture was effective January 1, 1998 and resulted in a decrease in ceded premiums and other considerations of $163 in 1998. Additionally, this transaction resulted in a decrease in reinsurance recoverables of $4.8 billion, which was exchanged for the fair value of assets comprised of $4.3 billion in policy loans and $443 in other net assets.

10. INCOME TAX

Hartford Life and The Hartford have entered into a tax sharing agreement under which each member in the consolidated U.S. federal income tax return will make payments between them such that, with respect to any period, the amount of taxes to be paid by the Company, subject to certain adjustments, generally will be determined as though the Company were filing a separate federal income tax return.

As long as The Hartford continues to own at least 80% of the combined voting power of the value of the outstanding capital stock of the Company, the Company will be included in The Hartford's consolidated federal income tax return. The life insurance companies filed a separate consolidated federal income tax return for 1999 and 1998. The Company's effective tax rate was 28% in 2000 and 35% in both 1999 and 1998, respectively.

Income tax expense (benefit) is as follows:

                                                                          For the years ended
                                                                              December 31,
                                                                     ------------------------------
                                                                     2000         1999         1998
                                                                     ------------------------------
Current                                                              $121         $(50)        $307
Deferred                                                               73          241         (119)
                                                                     ------------------------------
                                          INCOME TAX EXPENSE         $194         $191         $188
                                                                     ------------------------------

A reconciliation of the tax provision at the U.S. federal statutory rate to the provision (benefit) for income taxes is as follows:

                                                                          For the years ended
                                                                              December 31,
                                                                     ------------------------------
                                                                     2000         1999         1998
                                                                     ------------------------------
Tax provision at the U.S. federal statutory rate                     $238         $193         $188
Municipal bond and other tax-exempt income                            (24)          --           --
IRS audit settlement (See Note 12(c))                                 (24)          --           --
Other                                                                   4           (2)          --
                                                                     ------------------------------
                                                       TOTAL         $194         $191         $188
                                                                     ------------------------------

Deferred tax assets (liabilities) include the following as of December 31:

                                                                      2000    1999
                                                              ---------------------
Tax basis deferred policy acquisition costs                           $ 749   $ 720
Financial statement deferred policy acquisition costs and
 reserves                                                              (112)     11
Employee benefits                                                        (1)     (3)
Net unrealized capital losses (gains) on securities                      (9)    138
Investments and other                                                  (388)   (407)
                                                              ---------------------
                                                       TOTAL          $ 239   $ 459
                                                              ---------------------

Hartford Life Insurance Company had a current tax receivable of $96 and $56 as of December 31, 2000 and 1999, respectively.

Prior to the Tax Reform Act of 1984, the Life Insurance Company Income Tax Act of 1959 permitted the deferral from taxation of a portion of statutory income under certain circumstances. In these situations, the deferred income was accumulated in a "Policyholders' Surplus Account" and, based on current tax law, will be taxable in the future only under conditions which management considers to be remote; therefore, no federal income taxes have been provided on the balance in this account, which for tax return purposes was $104 as of December 31, 2000.

11. RELATED PARTY TRANSACTIONS

Transactions of the Company with its affiliates relate principally to tax settlements, reinsurance, insurance coverage, rental and service fees, payment of dividends and capital contributions. In addition, certain affiliated insurance companies purchased group annuity contracts from the Company to fund pension costs and claim annuities to settle casualty claims. Substantially all general insurance expenses related to the Company, including rent and employee benefit plan expenses, are initially paid by The Hartford. Direct expenses are allocated to the Company using specific identification, and indirect expenses are allocated using other applicable methods. Indirect expenses include those for corporate areas which, depending on type, are allocated based on either a percentage of direct expenses or on utilization. Indirect expenses allocated to the Company by The Hartford were $56 in 2000 and $47 in both 1999 and 1998.

12. COMMITMENTS AND CONTINGENT LIABILITIES

(a) LITIGATION

Hartford Life Insurance Company is involved or may become involved in various legal actions, in the normal course of its business, in which claims for alleged economic and punitive damages have been or may be asserted. Some of the pending litigation has been filed as purported class actions and some actions have been filed in certain jurisdictions that permit punitive damage awards that are disproportionate to the actual damages incurred. Although there can be no assurances, at the present time, the Company does not anticipate that the ultimate liability arising from potential, pending or threatened legal actions, after consideration of provisions made for estimated losses and costs of defense, will have a material adverse effect on the financial condition or operating results of the Company.

(b) LEASES

The rent paid to Hartford Fire for space occupied by the Company was $14, $9 and $7 in 2000, 1999 and 1998, respectively. Future minimum rental commitments are as follows:

2001                                                          $     14
2002                                                                13
2003                                                                12
2004                                                                12
2005                                                                13
Thereafter                                                          49
                                                              --------
                                                       TOTAL  $    113
                                                              --------

The principal executive offices of Hartford Life Insurance Company, together with its parent, are located in Simsbury, Connecticut. Rental expense is recognized on a level basis over the term of the primary sublease for the facility located in Simsbury, Connecticut, which expires on December 31, 2009, and amounted to approximately $10 in 2000 and $9 in both 1999 and 1998.

(c) TAX MATTERS

Hartford Life's federal income tax returns are routinely audited by the Internal Revenue Service (IRS). Hartford Life's 1996-1997 federal income tax returns are currently under audit by the IRS. Management believes that adequate provision has been made in the financial statements for any potential assessments that may result from tax examinations and other tax related matters for all open tax years.

During the second quarter of 2000, Hartford Life reached a settlement with the IRS with respect to certain tax matters for the 1993-1995 tax years. This settlement resulted in a $24 tax benefit recorded in the Company's second quarter results of operations. This same matter is currently under review with the IRS for the 1996-1997 tax years.

(d) UNFUNDED COMMITMENTS

At December 31, 2000, Hartford Life Insurance Company has outstanding commitments to fund limited partnership investments totaling $182. These capital commitments can be called by the partnerships during the five-year commitment period to fund working capital needs or the purchase of new investments. If the commitment period expires and the commitment has not been fully funded, Hartford Life Insurance Company is not required to fund the remaining unfunded commitment.

13. SEGMENT INFORMATION

Hartford Life Insurance Company is organized into three reportable operating segments which include Investment Products, Individual Life and Corporate Owned Life Insurance (COLI). Investment Products offers individual fixed and variable annuities, retirement plan services and other investment products. Individual Life sells a variety of life insurance products, including variable life, universal life, interest sensitive whole life and term life insurance. COLI primarily offers variable products used by employers to fund non-qualified benefits or other post-employment benefit obligations as well as leveraged COLI. The Company includes in "Other" corporate items not directly allocable to any of its reportable operating segments, as well as certain group benefit products including group life and group disability insurance that is directly written by the Company and is substantially ceded to its parent, HLA.

The accounting policies of the reportable operating segments are the same as those described in the summary of significant accounting policies in Note 2. Hartford Life Insurance Company evaluates performance of its segments based on revenues, net income and the segment's return on allocated capital. The Company charges direct operating expenses to the appropriate segment and allocates the majority of indirect expenses to the segments based on an intercompany expense arrangement. Intersegment revenues are not significant and primarily occur between corporate and the operating segments. These amounts include interest income on allocated surplus and the allocation of net realized capital gains and losses through net investment income utilizing the duration of the segment's investment portfolios. The Company's revenues are primarily derived from customers within the United States. The Company's long-lived assets primarily consist of deferred policy acquisition costs and deferred tax assets from within the United States. The following tables present summarized financial information concerning the Company's segments as well as the Company's revenues by product.

                                                                  For the years ended December 31,
                                                              ----------------------------------------
                                                                2000           1999             1998
                                                              ----------------------------------------
TOTAL REVENUES
  Investment Products                                         $  2,068       $  1,884         $  1,779
  Individual Life                                                  545            574              543
  COLI                                                             765            830            1,567
  Other                                                             69            112               86
                                                              ----------------------------------------
                                              TOTAL REVENUES  $  3,447       $  3,400         $  3,975
                                                              ----------------------------------------
NET INVESTMENT INCOME
  Investment Products                                         $    724       $    699         $    736
  Individual Life                                                  142            169              181
  COLI                                                             366            431              793
  Other                                                             94             60               49
                                                              ----------------------------------------
                                 TOTAL NET INVESTMENT INCOME  $  1,326       $  1,359         $  1,759
                                                              ----------------------------------------
AMORTIZATION OF DEFERRED POLICY ACQUISITION COSTS
  Investment Products                                         $    477       $    411         $    326
  Individual Life                                                  127            128              105
  COLI                                                              --             --               --
  Other                                                             --             --               --
                                                              ----------------------------------------
     TOTAL AMORTIZATION OF DEFERRED POLICY ACQUISITION COSTS  $    604       $    539         $    431
                                                              ----------------------------------------
INCOME TAX EXPENSE (BENEFIT)
  Investment Products                                         $    150       $    159         $    145
  Individual Life                                                   38             37               35
  COLI                                                              19             15               12
  Other                                                            (13)           (20)              (4)
                                                              ----------------------------------------
                                    TOTAL INCOME TAX EXPENSE  $    194       $    191         $    188
                                                              ----------------------------------------
NET INCOME (LOSS)
  Investment Products                                         $    354       $    300         $    270
  Individual Life                                                   70             68               64
  COLI                                                              35             28               24
  Other                                                             28            (35)              (8)
                                                              ----------------------------------------
                                            TOTAL NET INCOME  $    487       $    361         $    350
                                                              ----------------------------------------
ASSETS
  Investment Products                                         $106,553       $106,352         $ 87,207
  Individual Life                                                6,558          5,962            5,228
  COLI                                                          23,384         20,198           22,631
  Other                                                          2,340          2,453            3,197
                                                              ----------------------------------------
                                                TOTAL ASSETS  $138,835       $134,965         $118,263
                                                              ----------------------------------------
REVENUES BY PRODUCT
  Investment Products
    Individual Annuities                                      $  1,447       $  1,313         $  1,132
    Other                                                          621            571              647
                                                              ----------------------------------------
                                   TOTAL INVESTMENT PRODUCTS     2,068          1,884            1,779
                                                              ----------------------------------------
  Individual Life                                                  545            574              543
  COLI                                                             765            830            1,567
                                                              ----------------------------------------

14. SUBSEQUENT EVENT

On January 25, 2001, The Hartford, through the Hartford Life entities, agreed to acquire the U.S. individual life insurance, annuity and mutual fund business of Fortis, Inc. (operating as Fortis Financial Group and referred to as "Fortis") for $1.12 billion in cash. The acquisition will be effected through several reinsurance agreements with subsidiaries of Fortis and the purchase of 100% of the stock of Fortis Advisors, Inc. and Fortis Investors, Inc., wholly-owned subsidiaries of Fortis. The Fortis transaction, which is subject to insurance regulatory approval and other customary conditions, is expected to be completed in the second quarter of 2001. The acquisition will be accounted for as a purchase transaction. The acquisition is being financed through capital contributions of $1.2 billion from Hartford Life, Inc.

15. QUARTERLY RESULTS FOR 2000 AND 1999 (UNAUDITED)

                                                                       Three Months Ended
                                            March 31,           June 30,          September 30,        December 31,
                                          ----------------------------------------------------------------------------
                                          2000      1999      2000      1999      2000      1999      2000        1999
                                          ----------------------------------------------------------------------------
Revenues                                  $838      $838      $831      $853      $919      $846      $859      $  863
Benefits, claims and expenses              645       703       682       722       730       695       709         728
Net income                                 128        88       130        85       129       100       100          88
                                          ----------------------------------------------------------------------------

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                      SCHEDULE I -- SUMMARY OF INVESTMENTS
                      OTHER THAN INVESTMENTS IN AFFILIATES
                            AS OF DECEMBER 31, 2000
                                 (IN MILLIONS)

                                                                                         Amount at
                                                                             Fair       which shown
                                          Type of Investment       Cost      Value    on Balance Sheet
                                                                  ------------------------------------
FIXED MATURITIES
Bonds and Notes
  U.S. Government and Government agencies and authorities
   (guaranteed and sponsored)                                     $   185   $   201       $   201
  U.S. Government and Government agencies and authorities
   (guaranteed and sponsored) -- asset backed                         895       906           906
  States, municipalities and political subdivisions                    79        83            83
  Foreign governments                                                 269       268           268
  Public utilities                                                    557       551           551
  All other corporate, including international                      5,816     5,765         5,765
  All other corporate -- asset backed                               5,284     5,357         5,357
  Short-term investments                                              750       750           750
  Certificates of deposit                                             383       375           375
  Redeemable preferred stock                                            1         1             1
                                                                  ------------------------------------
                                      TOTAL FIXED MATURITIES       14,219    14,257        14,257
                                                                  ------------------------------------

EQUITY SECURITIES
 Common Stocks
  Industrial and miscellaneous                                         51        48            48
                                                                  ------------------------------------
                                     TOTAL EQUITY SECURITIES           51        48            48
                                                                  ------------------------------------
                TOTAL FIXED MATURITIES AND EQUITY SECURITIES       14,270    14,305        14,305
                                                                  ------------------------------------
Policy Loans                                                        3,573     3,573         3,573
                                                                  ------------------------------------
OTHER INVESTMENTS
  Mortgage loans on real estate                                       201       200           200
  Investment in partnerships                                          569       578           578
  Other invested assets                                                 6         7             6
                                                                  ------------------------------------
                                     TOTAL OTHER INVESTMENTS          776       785           784
                                                                  ------------------------------------
                                           TOTAL INVESTMENTS      $18,619   $18,663       $18,662
                                                                  ------------------------------------

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
              SCHEDULE III -- SUPPLEMENTARY INSURANCE INFORMATION
              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
                                 (IN MILLIONS)

                                                                                                                  Benefits,
                              Deferred                                                                   Net      Claims and
                               Policy       Future       Other                 Earned        Net       Realized     Claim
                             Acquisition    Policy    Policyholder   Policy   Premiums    Investment   Capital    Adjustment
Segment                       on Costs     Benefits      Funds        Fees    and Other     Income      Losses     Expenses
                             -----------------------------------------------------------------------------------------------

2000
Investment Products            $3,292       $3,293      $ 8,287      $1,325     $ 19        $  724       $ --       $  686
Individual Life                 1,033          274        1,984         394        9           142         --          216
Corporate Owned Life
 Insurance                         --          283        4,645         390        9           366         --          545
Other                              --          978           31          --       60            94        (85)          48
                             -----------------------------------------------------------------------------------------------
 CONSOLIDATED OPERATIONS       $4,325       $4,828      $14,947      $2,109     $ 97        $1,326       $(85)      $1,495
                             -----------------------------------------------------------------------------------------------
1999
                             -----------------------------------------------------------------------------------------------
Investment Products            $3,099       $2,744      $ 8,859      $1,148     $ 37        $  699       $ --       $  660
Individual Life                   914          270        1,880         388       17           169         --          254
Corporate Owned Life
 Insurance                         --          321        5,244         399       --           431         --          621
Other                              --          997           21          --       56            60         (4)          39
                             -----------------------------------------------------------------------------------------------
 CONSOLIDATED OPERATIONS       $4,013       $4,332      $16,004      $1,935     $110        $1,359       $ (4)      $1,574
                             -----------------------------------------------------------------------------------------------
1998
                             -----------------------------------------------------------------------------------------------
Investment Products            $2,823       $2,407      $ 9,194      $  979     $ 64        $  736       $ --       $  670
Individual Life                   931          466        2,307         336       27           181         (1)         262
Corporate Owned Life
 Insurance                         --          225        8,097         774       --           793         --          924
Other                              --          497           17          --       38            49         (1)          55
                             -----------------------------------------------------------------------------------------------
 CONSOLIDATED OPERATIONS       $3,754       $3,595      $19,615      $2,089     $129        $1,759       $ (2)      $1,911
                             -----------------------------------------------------------------------------------------------

                                         Amortization
                             Insurance   of Deferred
                             Expenses       Policy
                                and      Acquisition    Dividends to
Segment                        Other        Costs       Policyholders
                             ----------------------------------------
2000
Investment Products            $401          $477           $ --
Individual Life                  94           127             --
Corporate Owned Life
 Insurance                       99            --             67
Other                             6            --             --
                             ----------------------------------------
 CONSOLIDATED OPERATIONS       $600          $604           $ 67
                             ----------------------------------------
1999
                             ----------------------------------------
Investment Products            $354          $411           $ --
Individual Life                  87           128             --
Corporate Owned Life
 Insurance                       62            --            104
Other                           128            --             --
                             ----------------------------------------
 CONSOLIDATED OPERATIONS       $631          $539           $104
                             ----------------------------------------
1998
                             ----------------------------------------
Investment Products            $368          $326           $ --
Individual Life                  77           105             --
Corporate Owned Life
 Insurance                      278            --            329
Other                            43            --             --
                             ----------------------------------------
 CONSOLIDATED OPERATIONS       $766          $431           $329
                             ----------------------------------------

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                           SCHEDULE IV -- REINSURANCE
                                 (IN MILLIONS)

                                                                                                     Percentage
                                          Gross        Ceded to        Assumed From       Net        of Amount
                                          Amount    Other Companies   Other Companies    Amount    Assumed to Net
                                         ------------------------------------------------------------------------
FOR THE YEAR ENDED DECEMBER 31, 2000
Life insurance in force                  $348,605      $145,529           $10,219       $213,295        4.8%
FEE INCOME, EARNED PREMIUMS AND OTHER
Life insurance and annuities             $  2,414      $    271           $    35       $  2,178        1.6%
Accident and health insurance                 471           452                 9             28       32.1%
                                         ------------------------------------------------------------------------
               TOTAL FEE INCOME, EARNED
                     PREMIUMS AND OTHER  $  2,885      $    723           $    44       $  2,206        2.0%
                                         ------------------------------------------------------------------------
FOR THE YEAR ENDED DECEMBER 31, 1999
Life insurance in force                  $307,970      $131,162           $11,785       $188,593        6.2%
FEE INCOME, EARNED PREMIUMS AND OTHER
Life insurance and annuities             $  2,212      $    275           $    84       $  2,021        4.2%
Accident and health insurance                 448           435                11             24       45.8%
                                         ------------------------------------------------------------------------
               TOTAL FEE INCOME, EARNED
                     PREMIUMS AND OTHER  $  2,660      $    710           $    95       $  2,045        4.6%
                                         ------------------------------------------------------------------------
FOR THE YEAR ENDED DECEMBER 31, 1998
Life insurance in force                  $326,400      $200,782           $18,289       $143,907       12.7%
FEE INCOME, EARNED PREMIUMS AND OTHER
Life insurance and annuities             $  2,329      $    271               142       $  2,200        6.5%
Accident and health insurance                 393           383                 8             18       44.4%
                                         ------------------------------------------------------------------------
               TOTAL FEE INCOME, EARNED
                     PREMIUMS AND OTHER  $  2,722      $    654               150       $  2,218        6.8%
                                         ------------------------------------------------------------------------

                                     PART C

                                OTHER INFORMATION


Item 24. Financial Statements and Exhibits

         (a) All financial statements are included in Part A and Part B of the Registration Statement.

         (b)  (1)   (a)    Resolution of the board of directors of Hartford
                           authorizing the establishment of the Separate
                           Account.(1)

              (1)   (b)    Resolution of the board of directors of Hartford
                           authorizing the re-designation of the Separate
                           Account.(1)

              (2)   Not applicable.

              (3)   (a)    Principal Underwriting Agreement.(2)

              (3)   (b)    Form of Sales Agreement.(2)

              (4)   Form of Group Variable Annuity Contract.

              (5)   Form of the Application.

              (6)   (a)    Articles of Incorporation of Hartford.(3)

                    (b)    Bylaws of Hartford.(4)

              (7)   Not applicable.

              (8)   Participation Agreement.(2)

              (9) Opinion and Consent of Christine Hayer Repasy, Senior Vice President, General Counsel and Corporate Secretary.

              (10)  Consent of Arthur Andersen LLP, Independent Public
                    Accountants.

              (11)  No financial statements are omitted.

              (12)  Not applicable.

              (13)  Not applicable.

              (14)  Not applicable.

              (15)  Copy of Power of Attorney.

              (16)  Organizational Chart.

--------
    (1) Incorporated by reference to the Initial filing, to the Registration Statement File No. 333-72042, dated October 23, 2001.

    (2) Incorporated by reference to Post Effective Amendment No. 1, to the Registration Statement File No. 33-59541, dated May 1, 1996.

    (3) Incorporated by reference to Post-Effective Amendment No. 6, to the Registration Statement File No. 333-66343, filed on February 8, 2001.

    (4) Incorporated by reference to Post-Effective Amendment No. 12 to the Registration Statement, File No. 333-69485, filed On April 9, 2001.

Item 25.      Directors and Officers of the Depositor

-------------------------------------------- -------------------------------------------------------------------------
NAME                                         POSITION WITH HARTFORD
-------------------------------------------- -------------------------------------------------------------------------
-------------------------------------------- -------------------------------------------------------------------------
David A. Carlson                             Vice President
-------------------------------------------- -------------------------------------------------------------------------
Michael B. Cefole                            Vice President
-------------------------------------------- -------------------------------------------------------------------------
Peter W. Cummins                             Senior Vice President
-------------------------------------------- -------------------------------------------------------------------------
Patrice Kelly-Ellis                          Senior Vice President
-------------------------------------------- -------------------------------------------------------------------------
Bruce W. Ferris                              Vice President
-------------------------------------------- -------------------------------------------------------------------------
Timothy M. Fitch                             Senior Vice President and Actuary
-------------------------------------------- -------------------------------------------------------------------------
Mary Jane B. Fortin                          Senior Vice President & Chief Accounting Officer
-------------------------------------------- -------------------------------------------------------------------------
David T. Foy                                 Senior Vice President, Chief Financial Officer and Treasurer, Director*
-------------------------------------------- -------------------------------------------------------------------------
Lois W. Grady                                Senior Vice President
-------------------------------------------- -------------------------------------------------------------------------
Susan Hess                                   Vice President
-------------------------------------------- -------------------------------------------------------------------------
Ryan Johnson                                 Vice President
-------------------------------------------- -------------------------------------------------------------------------
Stephen T. Joyce                             Senior Vice President
-------------------------------------------- -------------------------------------------------------------------------
Michael D. Keeler                            Senior Vice President
-------------------------------------------- -------------------------------------------------------------------------
Robert A. Kerzner                            Executive Vice President
-------------------------------------------- -------------------------------------------------------------------------
Theodore F. Kilkuskie                        Vice President
-------------------------------------------- -------------------------------------------------------------------------
David N. Levenson                            Senior Vice President
-------------------------------------------- -------------------------------------------------------------------------
Joseph F. Mahoney                            Vice President
-------------------------------------------- -------------------------------------------------------------------------
Thomas M. Marra                              President, Director*
-------------------------------------------- -------------------------------------------------------------------------
Gary J. Miller                               Vice President
-------------------------------------------- -------------------------------------------------------------------------
Tom Nassiri                                  Vice President
-------------------------------------------- -------------------------------------------------------------------------
Craig R. Raymond                             Senior Vice President and Chief Actuary
-------------------------------------------- -------------------------------------------------------------------------
Christine Hayer Repasy                       Senior Vice President, General Counsel and Corporate Secretary,
                                             Director*
-------------------------------------------- -------------------------------------------------------------------------
Michael J. Roscoe                            Vice President
-------------------------------------------- -------------------------------------------------------------------------
David T. Schrandt                            Vice President
-------------------------------------------- -------------------------------------------------------------------------
Martin A. Swanson                            Vice President
-------------------------------------------- -------------------------------------------------------------------------
Joe M. Thomson                               Senior Vice President
-------------------------------------------- -------------------------------------------------------------------------
John C. Walters                              Executive Vice President, Director*
-------------------------------------------- -------------------------------------------------------------------------
David M. Znamierowski                        Senior Vice President and Chief Investment Officer, Director*
-------------------------------------------- -------------------------------------------------------------------------

Unless otherwise indicated, the principal business address of each of the above individuals is P.O. Box 2999, Hartford, CT 06104-2999.

*Denotes Board of Directors.

Item 26. Persons Controlled By or Under Common Control with the Depositor or Registrant

         See Exhibit 16.

Item 27. Number of Contract Owners

         As of December 31, 2001, there were 0 Contract Owners.

Item 28. Indemnification

Sections 33-770 to 33-778, inclusive, of the Connecticut General Statutes ("CGS") provide the standards under which a corporation may indemnify an individual for liability, including legal expenses, incurred because such individual is a party to a proceeding because the individual was a director, officer, employee, or agent of the corporation. Specifically, Section 33-771(a)(2) permits a corporation to indemnify a director if the corporation, pursuant to Section 33-636(5)(b), obligated itself under its certificate of incorporation to indemnify a director for liability except for certain liability involving conduct described in Section 33-636(5)(b). Section 33-776 permits a corporation to indemnify an officer, employee, or agent of the corporation to the same extent as a director as may be provided by the corporation's bylaws, certificate of incorporation, or resolution of the board of directors.

Consistent with the statutes referenced above, under the Depositor's Certificate of Incorporation, the Depositor must indemnify directors for liability except liability that:

(a)  involved a knowing and culpable violation of law by the director;
(b)  enabled the director or an associate to receive an improper personal gain;
(c) showed a lack of good faith and a conscious disregard for the duty of the director of the corporation under circumstances in which the director was aware that his conduct or omission created an unjustifiable risk of serious injury to the corporation;
(d) constituted a sustained and unexcused pattern of inattention that amounted to an abdication of the director's duty to the corporation or
(e)  created liability under section 33-757 relating to unlawful distributions.

The Depositor's Certificate of Incorporation also permits the Depositor, at the discretion of the board of directors, to indemnify any current or former director, officer, employee or agent of the corporation to the fullest extent permitted by law. Accordingly, under the Depositor's bylaws, the Depositor must, to the fullest extent permitted by applicable law, indemnify directors and officers of the Depositor against all expenses, including attorney's fees, in connection with any proceeding by reason of the fact that such person was a director or officer of the Depositor.

Section 33-777 permits a corporation to procure insurance on behalf of an individual who was a director or officer of the corporation. Consistent with the statute, the directors and officers of the Depositor and Hartford Securities Distribution Company, Inc. ("HSD") are covered under a directors and officers liability insurance policy.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriters

    (a) HSD acts as principal underwriter for the following investment companies:

         Hartford Life Insurance Company - Separate Account One
         Hartford Life Insurance Company - Separate Account Two
         Hartford Life Insurance Company - Separate Account Two (DC Variable Account I)
         Hartford Life Insurance Company - Separate Account Two (DC Variable Account II)
         Hartford Life Insurance Company - Separate Account Two (QP Variable Account)
         Hartford Life Insurance Company - Separate Account Two (Variable Account "A")
         Hartford Life Insurance Company - Separate Account Two (NQ Variable Account)
         Hartford Life Insurance Company - Separate Account Ten (formerly known as Putnam Capital Manager Trust Separate Account)
         Hartford Life Insurance Company - Separate Account Three
         Hartford Life Insurance Company - Separate Account Five
         Hartford Life Insurance Company - Separate Account Seven
         Hartford Life Insurance Company - Separate Account 403
         Hartford Life Insurance Company - Separate Account Eleven
         Hartford Life and Annuity Insurance Company - Separate Account One Hartford Life and Annuity Insurance Company - Separate Account Ten (formerly known as Putnam Capital Manager Trust Separate Account Two) Hartford Life and Annuity Insurance Company - Separate Account Three Hartford Life and Annuity Insurance Company - Separate Account Five Hartford Life and Annuity Insurance Company - Separate Account Six Hartford Life and Annuity Insurance Company - Separate Account Seven American Maturity Life Insurance - Separate Account AMLVA
         Servus Life Insurance Company - Separate Account One
         Servus Life Insurance Company - Separate Account Two
         Hart Life Insurance Company - Separate Account One
         Hart Life Insurance Company - Separate Account Two

    (b)  Directors and Officers of HSD

                                               POSITIONS AND OFFICES
          NAME                                    WITH UNDERWRITER
          ----                                    ----------------
         David A. Carlson                 Vice President
         Peter W. Cummins                 Senior Vice President
         Bruce W. Ferris                  Vice President
         David T. Foy                     Treasurer
         George R. Jay                    Controller
         Ryan Johnson                     Vice President
         Stephen T. Joyce                 Vice President
         Thomas M. Marra                  President, Director
         Christine Hayer Repasy           Senior Vice President, General Counsel and
                                          Corporate Secretary
         John C. Walters                  Executive Vice President, Director

         Unless otherwise indicated, the principal business address of each of the above individuals is P. O. Box 2999, Hartford, CT 06104-2999.

Item 30. Location of Accounts and Records

         All of the accounts, books, records or other documents required to be kept by Section 31(a) of the Investment Company Act of 1940 and rules thereunder, are maintained by the Hartford at 200 Hopmeadow Street, Simsbury, Connecticut 06089.

Item 31. Management Services

         All management contracts are discussed in Part A and Part B of this registration statement.

Item 32. Undertakings

    (a) The Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old so long as payments under the variable annuity contracts may be accepted.

    (b) The Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

    (c) The Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

    (d) Hartford hereby represents that the aggregate fees and charges under the Contract are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Hartford.

The Registrant is relying on the no-action letter issued by the Division of Investment Management to American Council of Life Insurance, Ref. No. IP-6-88, November 28, 1988. The Registrant has complied with the four provisions of the no-action letter.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf, in the Town of Simsbury, and State of Connecticut on this 18th day of January, 2002.

HARTFORD LIFE INSURANCE COMPANY -
SEPARATE ACCOUNT ELEVEN
                 (Registrant)

*By:  Thomas M. Marra                          *By:  /s/ Thomas S. Clark
    ------------------------------------           ----------------------------
      Thomas M. Marra, President                     Thomas S. Clark
                                                     Attorney-In-Fact

HARTFORD LIFE INSURANCE COMPANY
               (Depositor)

*By:  Thomas M. Marra
      ----------------------------------
      Thomas M. Marra, President

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons and in the capacity and on the date indicated.

David T. Foy, Senior Vice President, Chief
  Financial Officer & Treasurer, Director*
Thomas M. Marra, President, Director*                 By:  /s/ Thomas S. Clark
Christine Hayer Repasy, Senior Vice President,             ---------------------
  General Counsel & Corporate Secretary,                   Thomas S. Clark
  Director*                                                Attorney-in-Fact
John C. Walters, Executive Vice President,
  Director*                                           Date: January 18, 2002
Lizabeth H. Zlatkus, Executive Vice President,
  Director*
David M. Znamierowski, Senior Vice President &
  Chief Investment Officer, Director*

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                                EXHIBIT INDEX

(4)  Form of Group Variable Annuity Contract.

(5)  Form of Application.

(9) Opinion and Consent of Christine Hayer Repasy, Senior Vice President, General Counsel and Corporate Secretary.

(10) Consent of Arthur Andersen LLP, Independent Public Accountants.

(15) Copy of Power of Attorney.

(16) Organizational Chart.